Exhibit 10.2

Execution Version

SHARE AND ASSET PURCHASE AGREEMENT

by and among

GARRETT MOTION INC.,

GARRETT MOTION HOLDINGS INC.,

GARRETT ASASCO INC.,

and

GARRETT MOTION HOLDINGS II INC.,

as Sellers,

AMP INTERMEDIATE B.V.,

as Buyer,

and

AMP U.S. HOLDINGS, LLC,

as Buyer Assignee

Dated as of September 20, 2020

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ANNEXES, SCHEDULES AND EXHIBITS

ANNEXES

Annex A	—	Definitions
Annex B	—	Acquired Subsidiaries
Annex C	—	Acquired Assets
Annex D	—	Excluded Assets
Annex E	—	Assumed Liabilities
Annex F	—	Excluded Liabilities
Annex G	—	Allocation of Purchase Price
Annex H	—	Form of Seller Estimate and Post-Closing Statement
Annex I	—	Illustrative Purchase Price Calculation
Annex J	—	Rejected Debtor Contracts
Annex K	—	Post-Signing Reorganization
Annex L	—	Specified Jurisdiction Withholding Rates

SCHEDULES

Seller Disclosure Schedule

EXHIBITS

Exhibit 1	—	Form of Bidding Procedures Order
Exhibit 2	—	Global Restructuring Term Sheet
Exhibit 3	—	Form of U.S. Equity Transfer Agreement
Exhibit 4	—	Form of Non-U.S. Share Transfer Agreement
Exhibit 5	—	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit 6	—	Capital Expenditure Budget

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SHARE AND ASSET PURCHASE AGREEMENT

This SHARE AND ASSET PURCHASE AGREEMENT (as it may be amended from time to time in accordance with its terms, this “Agreement”), dated as of September 20, 2020 (the “Execution Date”), by and among Garrett Motion Inc., a Delaware corporation (“Seller Parent”), Garrett Motion Holdings Inc., a Delaware corporation (“U.S. Seller Parent”), Garrett Motion Holdings II Inc., a Delaware corporation (“U.S. Share Seller”), Garrett ASASCO Inc., a Delaware corporation (“Non-U.S. Share Seller”, and together with U.S. Share Seller, “Share Sellers”, and Share Sellers together with Seller Parent and U.S. Seller Parent, “Sellers”), AMP Intermediate B.V., a private limited liability company organized under the laws of the Netherlands (“Buyer”), and AMP U.S. Holdings, LLC, a limited liability company organized under the laws of Delaware (“Buyer Designee”, and together with Buyer and Sellers, the “Parties”).

RECITALS

WHEREAS, U.S. Seller Parent owns all of the issued and outstanding shares of capital stock and other equity interests in Garrett Transportation I Inc., a Delaware corporation (“U.S. TopCo”) (the “U.S. Shares”);

WHEREAS, Non-U.S. Share Seller owns all of the issued and outstanding shares of capital stock and other equity interests in Garrett LX I S.à r.l., a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg (“Non-U.S. TopCo”, and together with U.S. TopCo, “TopCos”) (the “Non-U.S. Shares”, and together with the U.S. Equity, the “Acquired Shares”);

WHEREAS, the TopCos hold, directly and indirectly, all of the capital stock and other equity interests of the Subsidiaries set forth on Annex B (the TopCos and all of their direct and indirect Subsidiaries (including the Subsidiaries set forth on Annex B), collectively the “Acquired Subsidiaries”);

WHEREAS, Sellers and the Acquired Subsidiaries are engaged in the business of researching, developing, designing, engineering, and manufacturing certain automotive products, including turbochargers, electric-boosting and connected vehicle technologies, for sale and distribution to original equipment manufacturers and the aftermarket (together with all other activities of Sellers and their respective Subsidiaries (including the Acquired Subsidiaries), the “Business”);

WHEREAS, Seller Parent and certain of its Subsidiaries (including the Share Sellers) (collectively, the “Debtors”) and certain of the Debtors’ lenders party to the Prepetition Credit Agreement have entered into a Restructuring Support Agreement, dated as of the Execution Date (such agreement, as may be amended, restated, supplemented or otherwise modified from time to time, including all the exhibits thereto, the “RSA”);

WHEREAS, the Debtors intend to file voluntary petitions for relief and to commence cases under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101 et seq. (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), to be jointly administered for procedural purposes (collectively, the “Bankruptcy Cases”);

WHEREAS, Seller Parent and certain of its Subsidiaries desire to effectuate the Post-Signing Reorganization (as defined below) as a result of which U.S. Share Seller will own all of the membership interests of U.S. TopCo LLC (as defined below) (the “U.S. Equity”); WHEREAS, Sellers desire to sell to Buyer and Buyer desires to purchase and assume from Sellers certain of the assets and liabilities of the Business, as more particularly set forth herein, in a sale authorized by the Bankruptcy Court pursuant to, inter alia, sections 105, 363, 365, 1123, 1129, 1141 and 1142 of the Bankruptcy Code, in accordance with the other applicable provisions of the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure and the local rules for the Bankruptcy Court, all on the terms and subject to the conditions set forth in this Agreement and subject to entry of the Confirmation Order (as defined below); and

WHEREAS, the Parties’ ability to consummate the Transaction (as defined herein) will be subject to, inter alia, the entry of the Confirmation Order, as further set forth herein, and the Parties desire to consummate the proposed transaction as promptly as practicable, subject to the terms and conditions herein, after the Bankruptcy Court enters the Confirmation Order.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1    Certain Definitions. As used in this Agreement, each capitalized term set forth in Annex A shall have the meaning ascribed to it therein.

Section 1.2 Other Definitional Provisions. Unless the express context otherwise requires:

(a)    the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)    the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(c)    the terms “Dollars” and “$” mean United States Dollars;

(d)    references herein to a specific Section, Subsection, Annex or Exhibit shall refer, respectively, to Sections, Subsections, Annexes or Exhibits of this Agreement;

(e)    all Annexes, Exhibits and Schedules to this Agreement, including the Seller Disclosure Schedule, are hereby incorporated in this Agreement as if set forth in full herein;

(f)    references to any Law shall be deemed to refer to such Law as amended or supplemented and to any rules, regulations and interpretations promulgated thereunder, in each case from time to time;

(g)    references to any Contract include references to such Contract’s annexes, exhibits, addenda, schedules and amendments; provided that with respect to any Contract required to be listed on the Seller Disclosure Schedule, all such amendments, modifications, supplements and purchase orders must also be listed in the appropriate schedule (provided that purchase orders may be referenced generally to a group of purchase orders to the extent they contain the same term or feature that requires disclosure);

(h)    references to any Person include the successors and permitted assigns of that Person;

(i)    the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”;

(j)    the term “or” is not exclusive;

(k)    any accounting terms not otherwise defined in this Agreement shall have the definitions ascribed to them under U.S. GAAP;

(l)    wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation;” and

(m)    references herein to any gender includes each other gender.

ARTICLE II

PURCHASE AND SALE OF THE BUSINESS

Section 2.1    Purchase and Sale of Acquired Assets. Pursuant to sections 105, 363, 365, 1123, 1129, 1141 and 1142 of the Bankruptcy Code, on the terms and subject to the conditions set forth herein, at the Closing, Sellers shall, or shall cause one or more of their respective Affiliates to, sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase, acquire and accept from Sellers or their respective Subsidiaries, the Acquired Assets (including all right, title and interests of Sellers and their Subsidiaries in, to or under the Acquired Assets), free and clear of any and all Encumbrances (other than, (i) solely in the case of Acquired Assets that are not Acquired Equity, Permitted Encumbrances, and (ii) solely in the case of Acquired Equity, transfer restrictions of general application imposed by securities Laws).

Section 2.2 Excluded Assets. Notwithstanding anything herein to the contrary, from and after the Closing, Sellers and their respective Affiliates shall retain all of their existing right, title and interest in and to, and there shall be excluded from the sale, conveyance, assignment or transfer to Buyer hereunder, and the Acquired Assets shall not include, the Excluded Assets.

Section 2.3 Assumption of Liabilities. On the terms and subject to the conditions set forth herein, at the Closing, Buyer shall assume and discharge or perform when due all Assumed Liabilities.

Section 2.4    Excluded Liabilities. Notwithstanding anything herein to the contrary, from and after the Closing, Sellers and their respective Affiliates shall retain and discharge or perform when due all Excluded Liabilities. The Parties acknowledge and agree that, following the Closing, (i) all Liabilities of the Acquired Subsidiaries shall continue to be Liabilities of such Acquired Subsidiaries unless, and solely to the extent that, any such Liabilities are Excluded Liabilities and (ii) Sellers shall have no obligations in respect of any such Liabilities of the Acquired Subsidiaries (other than Excluded Liabilities).

Section 2.5 Purchase Price.

(a)    On the terms and subject to the conditions set forth herein, in consideration of the sale of the Acquired Assets, at the Closing, in addition to the assumption of the Assumed Liabilities, Buyer shall pay to Sellers an amount in cash equal to the Estimated Purchase Price. The Purchase Price shall be allocated as set forth in Section 2.12 (such portion of the Purchase Price being allocated to the U.S. Equity in accordance with Section 2.12, the “U.S. Purchase Price,” such portion of the Purchase Price being allocated to the Acquired Assets (excluding the Acquired Shares) in accordance with Section 2.12, the “Acquired Assets Purchase Price,” and such portion of the Purchase Price being allocated to the Non-U.S. Shares in accordance with Section 2.12, the “Non-U.S. Purchase Price”).

(b)    No later than two (2) Business Days prior to the Closing Date, Seller Parent shall deliver, or cause to be delivered, to Buyer a statement, in substantially the form attached hereto as Annex H and signed by an executive officer of Seller Parent, setting forth its good faith estimate of the Purchase Price (such estimated Purchase Price as it may be adjusted in accordance with this Section 2.5, the “Estimated Purchase Price” and, as allocated to the U.S. Equity, the Acquired Assets (excluding the Acquired Shares) and the Non-U.S. Shares in accordance with Section 2.12, respectively, the “Estimated U.S. Purchase Price,” the “Estimated Acquired Assets Purchase Price” and the “Estimated Non-U.S. Purchase Price”), including the individual components thereof and a schedule setting forth Seller Parent’s calculation of Cash Collateral (such statement the “Seller Estimate”). No later than five (5) Business Days prior to the Closing Date, Seller Parent shall deliver a draft of the Seller Estimate to Buyer. The Seller Estimate (and the draft thereof) shall be (A) prepared in good faith in accordance with the terms of this Agreement and the books and records of Sellers and the Acquired Subsidiaries, and (B) accompanied by reasonable supporting information used by Seller Parent in the preparation of the estimates of each component of the Estimated Purchase Price and by a reasonably detailed computation in substantially the form of Annex H.

(c)    Buyer shall be entitled to comment on the draft Seller Estimate, which comments Seller Parent shall consider, or cause to be considered, in good faith, at any time through (and including) the date that is three (3) Business Days prior to the Closing Date; provided, however, subject to Seller Parent’s obligation to consider, or cause to be considered, Buyer’s comments in good faith, Seller Parent shall not be obligated to accept any such comments of Buyer. Without limiting Section 6.1, Seller Parent and its Subsidiaries shall reasonably cooperate with Buyer and its Representatives in the review and comment on any estimates of the components of the Estimated Purchase Price and permit Buyer and its Representatives, upon reasonable notice to

Seller Parent, to have reasonable access during normal business hours to the information, underlying documentation (including work papers (subject to entering into customary access letters if requested), schedules, memoranda and other documents), supporting calculations and relevant employees of the Seller Parent and its Subsidiaries relating to such estimates and Seller Parent’s and its Subsidiaries’ preparation thereof.

Section 2.6    Closing. The Closing shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004 at 10:00 A.M. New York City time, on the fifth (5th) Business Day following the date on which the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of those conditions) have been satisfied or waived, or at such other time and place as the Parties may mutually agree; provided that Buyer shall not have any obligation whatsoever to consummate the Closing until the later of (a) January 1, 2021 and (b) the earlier to occur of (x) a date before or during the Marketing Period specified by Buyer on no fewer than five (5) Business Days’ written notice to the Seller Parent and (y) the third (3rd) Business Day immediately following the final day of the Marketing Period. The date on which the Closing occurs is called the “Closing Date”.

Section 2.7 Deliveries by Buyer.

(a)    At the Closing, Buyer shall deliver, or cause to be delivered, the following:

(i)    the Estimated Purchase Price, the applicable amounts of which shall be paid, or caused to be paid, in immediately available funds by separate wire transfers as follows (subject in all events to the last sentence of Section 2.7(b)):

(A)    First, to the Escrow Agent, to an account (the “Adjustment Escrow Account”) designated at least three (3) Business Days prior to the Closing Date by the Escrow Agent, in immediately available funds by wire transfer, an amount equal to the Adjustment Escrow Amount;

(B)    Second, to the applicable Agents, to an account or accounts which have been designated at least three (3) Business Days prior to the Closing Date by the applicable Agents in an aggregate amount equal to the Funded Debt Repayment Amount in accordance with the terms of the Confirmation Order;

(C)    Third, to the U.S. Share Seller, to an account or accounts which have been designated at least three (3) Business Days prior to the Closing Date by the U.S. Share Seller in an amount equal to the Estimated U.S. Purchase Price;

(D)    Fourth, to the Non-U.S. Share Seller, to an account or accounts which have been designated at least three (3) Business Days prior to the Closing Date by the Non-U.S. Share Seller in an amount equal to the Estimated Non-U.S. Purchase Price, less the Funded Debt Repayment Amount and less the Adjustment Escrow Amount; and

(E)    Fifth, to Seller Parent, to an account or accounts which have been designated at least three (3) Business Days prior to the Closing Date by Seller Parent in an amount equal to the Estimated Acquired Assets Purchase Price.

(ii)    to an escrow account or accounts which have been designated at least three (3) Business Days prior to the Closing Date by Seller Parent in an amount equal to the Professional Fee Escrow Amount;

(iii)    to Sellers, the U.S. Equity Transfer Agreement, duly executed by Buyer;

(iv)    to Sellers, the Non-U.S. Share Transfer Agreement, duly executed by Buyer;

(v)    to Sellers, the Bill of Sale, duly executed by Buyer;

(vi)    to Sellers, the certificate to be delivered pursuant to Section 7.3(c); and

(vii)    to Sellers, such other customary instruments of transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to Seller Parent, as may be required to give effect to this Agreement or as reasonably requested by Seller Parent in order to give effect to the transactions contemplated by this Agreement.

(b)    The Adjustment Escrow Amount will not be used for any purpose except as expressly provided in this Agreement or the Escrow Agreement. For the avoidance of doubt, in no event shall the aggregate amount paid by Buyer under Section 2.7(a)(i) and Section 2.7(a)(ii) exceed the Estimated Purchase Price plus the Professional Fee Escrow Amount (and, for the avoidance of doubt, if the sum of the Funded Debt Repayment Amount and Adjustment Escrow Amount exceeds the Estimated Non-U.S. Purchase Price, such excess shall be deducted from the payments required to be made under Section 2.7(a)(i)(C) and/or Section 2.7(a)(i)(E) pro rata based on the allocation of the Purchase Price pursuant to Section 2.12(a) and the Allocation Schedule).

Section 2.8    Deliveries by Sellers. At the Closing, Sellers shall deliver, or cause to be delivered, to Buyer the following:

(a) if any of the equity interests of the TopCos are certificated, certificates evidencing such equity interests of the TopCos, duly endorsed and accompanied by stock powers duly executed or other duly executed instruments of transfer as required by applicable Law or otherwise to validly transfer title in and to such equity interests to Buyer, with any required transfer stamps affixed thereto;

(b)    the U.S. Equity Transfer Agreement, duly executed by U.S. Share Seller;

(c)    the Non-U.S. Share Transfer Agreement, duly executed by Non-U.S. Share Seller;

(d)    the Bill of Sale, duly executed by Seller Parent;

(e)    the duly executed Release Letters;

(f)    the certificate to be delivered pursuant to Section 7.2(d);

(g)    a certificate satisfying the requirements of Treasury Regulations Section 1.1445-2(b), duly executed by each of U.S. Share Seller and Non-U.S. Share Seller;

(h)    an IRS Form W-9, duly executed by each of U.S. Share Seller and Non-U.S. Share Seller; and

(i)    such other customary instruments of transfer, assumptions, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement or as reasonably requested by Buyer in order to give effect to the transactions contemplated by this Agreement.

Section 2.9    Assumption of Contracts.

(a) Sellers shall (1) assume and assign to Buyer and (2) cause the Acquired Subsidiaries which are Debtors (“Debtor Acquired Subsidiaries”) to assume, as applicable, the Closing Assumed Contracts at the Closing pursuant to the Confirmation Order, subject to Section 2.11 and the other provisions of this Section 2.9. The Parties acknowledge and agree that all Cure Costs in connection with the assumption of the Closing Assumed Contracts shall be paid in the Ordinary Course by the applicable Seller or Debtor Acquired Subsidiary prior to the Adjustment Time. To the extent not paid prior to the Closing, all Cure Costs constitute Assumed Liabilities.

(b)    The Confirmation Order shall provide for (1) the assumption by the applicable Seller party thereto and the assignment to Buyer, and (2) the assumption by the applicable Debtor Acquired Subsidiaries, as applicable, of each Closing Assumed Contract pursuant to Section 365 of the Bankruptcy Code on the terms and conditions set forth in the remainder of this Section 2.9.

(c)    At the Closing, (1) Sellers shall assume and assign to Buyer, and (2) Sellers shall cause the Debtor Acquired Subsidiaries to assume, as applicable, the Closing Assumed Contracts, in each case, pursuant to section 365 of the Bankruptcy Code and the Confirmation Order, subject to provision by the Buyer of adequate assurance as may be required under Section 365 of the Bankruptcy Code.

(d)    From time to time following the Execution Date (and not later than five (5) Business Days prior to the deadline for filing a plan supplement with respect to the Plan (or such later date as may be approved by the Bankruptcy Court) (the “Designation Deadline”)), Buyer may, in its sole discretion, designate as an assumed contract any additional Contract (including leases) that Buyer wishes for Sellers or the Debtor Acquired Subsidiaries to assume in connection with the Transaction (“Additional Assumed Contracts”) by providing written notice to Sellers in the form of a schedule setting forth any such Contracts that it wishes for the Debtor Acquired Subsidiaries to assume as an Additional Assumed Contract (an “Additional Assumed Contracts Schedule”).

(e)    For the avoidance of doubt, (x) if Buyer has not provided Sellers an updated Additional Assumed Contracts Schedule to cause Sellers or the Debtor Acquired Subsidiaries to assume any additional Contracts (that are not otherwise Acquired Contracts or Acquired Leases) in accordance with the foregoing, then the Contracts listed on Annex J shall be deemed to be Rejected Debtor Contracts and Excluded Assets, and may be rejected by the relevant Seller, with respect to any Rejected Debtor Contract pursuant to which any Seller is a party, and shall be rejected by the Debtor Acquired Subsidiaries, with respect to any Rejected Debtor Contract pursuant to which any Debtor Acquired Subsidiary is a party, (y) no prepetition Cure Cost shall be due or payable with respect to any executory contract or unexpired lease until the permanent assumption thereof and (z) each Contract that becomes an Additional Assumed Contract pursuant to this Section 2.9 shall concurrently be deemed to have become an Acquired Asset.

(f)    If, from time to time following the Execution Date and prior to the Designation Deadline, Buyer provides written notice to the Sellers of its desire to designate an Acquired Contract or Acquired Lease (at such applicable time) to which Sellers or any Debtor Acquired Subsidiary is a party (including any Additional Assumed Contract) as a Rejected Debtor Contract (a “Subsequent Rejection Notice”), such Contract shall be deemed to be a Rejected Debtor Contract and shall no longer be an Acquired Contract or Acquired Lease, as applicable. If Sellers or any Debtor Acquired Subsidiary reasonably incurred any direct, incremental and out-of-pocket administrative expenses allowed pursuant to section 503(b) of the Bankruptcy Code associated with its continuance of such Acquired Contract or Acquired Lease during the period between the Execution Date and the date Buyer delivered notice to reject such previously designated Acquired Contract or Acquired Lease, Buyer shall, within forty five (45) calendar days following the Closing Date, reimburse the Sellers for such incremental expenses other than expenses caused as a result of any Seller’s or Acquired Subsidiary’s breach of such executory contract or unexpired lease (such reimbursable expenses, the “503(b) Expenses”).

(g)    At Buyer’s reasonable request, and at Buyer’s sole cost and expense, Sellers shall reasonably cooperate with Buyer to, or to cause the Debtor Acquired Subsidiaries to, enter into an amendment of any Closing Assumed Contract effective upon assumption of such Closing Assumed Contract by Buyer or the Debtor Acquired Subsidiaries, as applicable (and Sellers shall, and shall cause the Debtor Acquired Subsidiaries to, reasonably cooperate with Buyer to the extent reasonably requested by Buyer in negotiations with the counterparties thereof); provided that (i) in no event shall any such amendments be effective prior to the Closing and (ii) Sellers shall not be required to, or to cause the Debtor Acquired Subsidiaries to, enter into any such amendment if such amendment would result in the incurrence of any incremental Liability by Sellers that is not otherwise paid or assumed by Buyer at the time of the assumption by Sellers or the Debtor Acquired Subsidiaries, as applicable, of such Closing Assumed Contract.

(h)    Sellers shall use their respective reasonable best efforts to obtain one or more orders of the Bankruptcy Court (which may include the Confirmation Order), which order(s) shall reflect the terms and conditions set forth herein, to permit Sellers and the Debtor Acquired Subsidiaries to assume the Closing Assumed Contracts on the terms set forth in this Section 2.9.

Section 2.10    Non-Assignability of Assets. Notwithstanding anything to the contrary contained in this Agreement, to the extent that the sale, assignment, sublease, transfer, conveyance or delivery (as applicable) or attempted sale, sublease, assignment, transfer, conveyance or delivery (as applicable) to Buyer of any asset that would be an Acquired Asset or any claim or right or any benefit arising thereunder or resulting therefrom (in each case excluding capital stock and solely with respect to direct interests in such asset, claim, right or benefit, and not any such asset, claim, right or benefit acquired indirectly through the acquisition of capital stock, and excluding, for the avoidance of doubt, (a) the Acquired Equity or (b) any asset, claim, right or benefit held by any of the Acquired Subsidiaries or any entity in which any Acquired Subsidiary directly or indirectly holds capital stock or equity interests, is prohibited by any applicable Law or would require any governmental or third party authorizations, approvals, consents or waivers, and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing, unless the applicable provisions of the Bankruptcy Code permits and/or the Confirmation Order authorizes the sale, assignment, sublease, transfer, conveyance or delivery (as applicable) of such asset irrespective of the consent or lack thereof of a third party, then (i) subject to the satisfaction of the conditions set forth in Article VII and the transfer of the Acquired Equity, free and clear of all Encumbrances (other than transfer restrictions of general application imposed by securities Laws), at the Closing, the Closing shall proceed without the sale, assignment, sublease, transfer, conveyance or delivery of such asset, (ii) subject to any approval of the Bankruptcy Court that may be required, the Parties shall use their reasonable best efforts, and the Parties shall reasonably cooperate with each other, to obtain promptly such authorizations, approvals, consents or waivers, and (iii) subject to any approval of the Bankruptcy Court that may be required, pending such authorization, approval, consent or waiver, the Parties shall cooperate with each other and enter into reasonable and lawful arrangements to provide to Buyer the benefits (including any indemnities) and burdens of the use of such asset that Buyer would have obtained had the asset been sold, assigned, subleased, transferred, conveyed or delivered (as applicable) to Buyer at the Closing. If the authorization, approval, consent or waiver for the sale, assignment, sublease, transfer, conveyance or delivery of any asset not sold, assigned, subleased, transferred, conveyed or delivered at the Closing as contemplated under this Section 2.10 is obtained following the Closing, then Sellers shall or shall cause their respective relevant Affiliates to promptly, sell, assign, transfer, convey, sublease and deliver (as applicable) such asset to Buyer at no additional cost or obligation.

Section 2.11 Affiliate Acquisitions. Notwithstanding anything to the contrary contained in this Agreement, Buyer may, subject to Seller Parent’s consent (not to be unreasonably withheld, conditioned or delayed), elect to have any or all of the Acquired Assets conveyed or transferred to, or any of the Assumed Liabilities assumed by, one or more of its Affiliates so long as no such election results in any greater cost or obligation (including, but not limited to, as a result of any withholding Tax) than Sellers or their respective Affiliates would otherwise have had; provided, however, that (i) no such election shall relieve Buyer of any of its obligations to Sellers or their respective Affiliates hereunder with respect to the Assumed Liabilities or otherwise and (ii) subject to clause (i), the Parties hereby agree that Buyer shall be permitted without the consent of Seller Parent to elect to have any or all of the Acquired Assets conveyed or transferred to, or any of the Assumed Liabilities (other than Liabilities of the Acquired Subsidiaries) assumed by, Buyer Assignee and/or newly formed Luxembourg and/or

Delaware entities, in each case, which are formed for the purpose of effecting the Transaction and are wholly owned Subsidiaries of Buyer so long as such transfer or assumption does not result in application of any withholding Tax. The Purchase Price shall be allocated among those Acquired Assets to be conveyed to Buyer and those Acquired Assets to be conveyed to the respective Affiliates of Buyer, but in no event shall the amount of the Purchase Price or any other items to be paid for the Acquired Assets, the nature of the Assumed Liabilities to be assumed, the obligation to pay Taxes or Transfer Taxes or the allocation of risk and responsibility between Sellers and Buyer be modified to the detriment of Sellers and their respective Affiliates as a result of the delivery of separate bills of sale, assignments and other closing documents.

Section 2.12    Allocation of Purchase Price.

(a) The Purchase Price (and other Liabilities taken into account for purposes of Section 1060 of the Code) shall be allocated among (i) the Acquired Assets (excluding the Acquired Shares), (ii) the U.S. Equity and (iii) the Non-U.S. Shares, in accordance with Section 2.5(a) and otherwise as contemplated in the statement attached hereto as Annex G (the “Allocation Schedule”).

(b)    As soon as reasonably practicable after the final determination of the Purchase Price pursuant to Section 2.13, Buyer shall deliver to Seller Parent a draft statement (the “Asset Allocation Statement”) allocating (i) the Acquired Assets Purchase Price and the portion of other Liabilities taken into account for purposes of Section 1060 of the Code allocated to the Acquired Assets (excluding the Acquired Shares) among the Acquired Assets (excluding the Acquired Shares) and (ii) the U.S. Purchase Price and the portion of other Liabilities taken into account for purposes of Section 1060 of the Code allocated to the U.S. Equity among the assets of U.S. TopCo (and the assets of any entity disregarded as separate from U.S. TopCo for U.S. tax purposes), in each case, in a manner consistent with the Allocation Schedule, in accordance with Section 1060 of the Code and the U.S. Treasury regulations thereunder (and any similar provision of state, local or non-U.S. law, as appropriate), as of the Closing Date. If Seller Parent disagrees with the allocations on the draft Asset Allocation Statement, Seller Parent shall provide a notice of such disagreement to Buyer with fifteen (15) calendar days following the delivery of the draft Allocation Statement in accordance with the immediately prior sentence; provided, that if Seller Parent does not so disagree, the Asset Allocation Statement delivered by Buyer shall be final and binding. Seller Parent and Buyer shall cooperate in good faith to agree upon the final Asset Allocation Statement within fifteen (15) calendar days following any notice of disagreement by Seller Parent in accordance with the immediately preceding sentence, and to the extent that the Seller Parent and Buyer cannot resolve such disagreements regarding the Asset Allocation Statement within such fifteen (15) calendar day period, such disagreements shall be submitted to an Independent Accountant to be resolved in accordance with procedures similar to those set forth in Section 2.13(c), mutatis mutandis.

(c)    Buyer and Sellers shall, and shall cause their respective Affiliates to, file all Tax Returns (including amended returns and claims for refunds) in a manner consistent with the Allocation Schedule and Asset Allocation Statement, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign law).

Section 2.13    Post-Closing Adjustment.

(a) As promptly as practicable, but no later than sixty (60) days after the Closing, Buyer shall deliver to Seller Parent a statement, in substantially the form attached hereto as Annex H and signed by an executive officer of Buyer, setting forth its calculation of the Purchase Price (including the individual components thereof) (the “Post-Closing Statement”). The Post-Closing Statement shall be (i) prepared in good faith in accordance with the terms of this Agreement, and (B) accompanied by reasonable supporting information used by Buyer in the preparation of the estimates of each component of the Post-Closing Statement and by a reasonably detailed computation in substantially the form of the relevant section of Annex H.

(b)    In the event that Seller Parent determines that the Post-Closing Statement is incorrect or has not been prepared in accordance with the terms of this Agreement, Seller Parent shall, on or before the thirtieth (30th) day following the date on which the Post-Closing Statement is delivered, so inform Buyer in writing (the “Dispute Notice”) providing Buyer with such detail as to the objection and the specific disputed items and amounts (the “Disputed Items”) as is reasonable in light of the information provided by Buyer in the Post-Closing Statement. During the thirty (30) day period following delivery of the Post-Closing Statement, Sellers and their Representatives shall have the right, upon reasonable notice to Buyer, to reasonable access during normal business hours to the information, underlying documentation (including work papers (subject to entering into customary access letters if requested), schedules, memoranda and other documents), books and records of the Acquired Subsidiaries or any financial and operating data and other information used in the preparation of the Post-Closing Statement. The Post-Closing Statement delivered by Buyer to Seller Parent shall be conclusive and binding on all parties unless Seller Parent, prior to the thirtieth (30th) day following receipt of the Post-Closing Statement, delivers a Dispute Notice to Buyer. Sellers shall be deemed to have agreed with all other items, amounts and calculations contained in the Post-Closing Statement other than the Disputed Items.

(c)    If a Dispute Notice is duly delivered pursuant to Section 2.13(b), Sellers and Buyer shall, during the fifteen (15) days following such delivery, use their commercially reasonable efforts to reach agreement on the Disputed Items. The parties hereto acknowledge and agree that Rule 408 of the U.S. Federal Rules of Evidence and any comparable rule in any applicable state or other jurisdiction shall apply to the discussions and communications among Buyer, Sellers and their respective Representatives during such fifteen (15) day review period. If during such period, Sellers and Buyer are unable to reach such agreement, they shall promptly thereafter cause Deloitte LLP (other than personnel that have conducted audit services for the Sellers) or such other independent accounting firm of recognized international standing as may be mutually selected by Buyer and Sellers (the “Independent Accountant”), to review this Agreement and the unresolved Disputed Items (it being understood that in making such calculations, the Independent Accountant shall be functioning as an expert and not as an arbitrator). Each Party agrees to execute, if requested by the Independent Accountant, a reasonable engagement letter. Buyer and Sellers shall reasonably cooperate with the Independent Accountant, including by responding to written questions provided to both Parties, and shall promptly provide all documents and information (including work papers (subject to entering into customary access letters if requested) of its accountants) used in preparation of the Post-Closing Statement and the Seller Estimate, respectively, or as may be otherwise reasonably requested by the Independent Accountant. In making such calculations, the Independent Accountant shall consider only (i) a single written submission (which submission shall be limited to the unresolved Disputed Items) submitted by each of Buyer and Sellers to the Independent Accountant within fifteen (15) Business Days after the engagement thereof (a copy of which, upon receipt of both submissions, the Independent Accountant shall forward to Buyer and Sellers, as applicable) and (ii) written responses submitted to the Independent Accountant within ten (10) Business Days after receipt of each such presentation (copies of which, upon receipt of both submissions, the Independent Accountant shall forward to Buyer and Sellers, as applicable). Buyer and Sellers shall not engage in any other ex parte communications with the Independent Accountant. The Independent Accountant’s determination on each unresolved Disputed Item shall not be greater than the greater value for such item claimed by either Sellers or Buyer in the Dispute Notice or Post-Closing Statement, respectively, or less than the lower value for such item claimed by either Sellers or Buyer in the Dispute Notice or Post-Closing Statement, respectively. Sellers and Buyer shall direct the Independent Accountant to deliver to Sellers and Buyer, as promptly as practicable (but in any case no later than thirty (30) days from the date of its engagement), a report setting forth such calculations. Such report shall be final and binding upon Sellers and Buyer (absent manifest error, in which case such report shall be returned to the Independent Accountant for correction), and neither Buyer nor Sellers shall seek further recourse to courts or other tribunals, other than to enforce such report. The Independent Accountant will determine the allocation of the cost of its review and report based on the inverse of the percentage its determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to Independent Accountant. For example, should the items in dispute total in amount to one thousand Dollars ($1,000) and the Independent Accountant awards six hundred Dollars ($600) in favor of Sellers’ position, sixty percent (60%) of the costs of its review would be borne by Buyer and forty percent (40%) of the costs would be borne by Sellers.

(d)    If the Closing Purchase Price exceeds the Estimated Purchase Price (the amount in which the Closing Purchase Price exceeds the Estimated Purchase Price on an absolute value basis, the “Positive Purchase Price Adjustment Amount”), Buyer shall pay to Seller Parent or its designee an amount in cash equal to the lesser of (i) the Adjustment Escrow Amount and (ii) the Positive Purchase Price Adjustment Amount, and Buyer and Seller Parent shall jointly instruct the Escrow Agent to make a payment in an amount equal to the Adjustment Escrow Amount to Seller Parent or its designee.

(e)    If the Closing Purchase Price is less than the Estimated Purchase Price (the amount in which the Closing Purchase Price is less than the Estimated Purchase Price on an absolute value basis, the “Negative Purchase Price Adjustment Amount”), Buyer shall be entitled to receive a payment in cash out of the Adjustment Escrow Amount in an amount equal to the lesser of (i) the Adjustment Escrow Amount and (ii) the Negative Purchase Price Adjustment Amount, and Buyer and Seller Parent shall jointly instruct the Escrow Agent to make a payment to Buyer out of the Adjustment Escrow Account in an amount equal to the lesser of clauses (i) and (ii) of this sentence.

(f)    The Parties acknowledge and agree that (i) any Negative Purchase Price Adjustment Amount shall be satisfied solely and exclusively out of the Adjustment Escrow Amount, and no Seller shall have any obligation or liability to Buyer for any Negative Purchase Price Adjustment Amount that is in excess of the Adjustment Escrow Amount and (ii) Buyer shall not have any obligation or liability to Sellers in respect of a Positive Purchase Price Adjustment Amount in excess of an amount equal to the Adjustment Escrow Amount. If the Adjustment Escrow Amount is greater than the Negative Purchase Price Adjustment Amount, then Buyer and Seller Parent shall jointly instruct the Escrow Agent to make a payment to Seller Parent or its designee in the amount remaining in the Adjustment Escrow Account following payment of the Negative Purchase Price Adjustment Amount.

(g)    Any payment pursuant to Section 2.13(d), Section 2.13(e) or Section 2.13(f) shall be made within five (5) Business Days after the earlier of the date that (i) Buyer and Sellers agree upon the Closing Purchase Price or (ii) a dispute is resolved pursuant to Section 2.13(c). All payments under this Section 2.13 shall be without interest.

(h)    Any post-Closing purchase price adjustments as set forth in this Section 2.13 shall be treated as an adjustment to the Purchase Price for all Tax purposes.

Section 2.14    Withholding. Notwithstanding any other provision of this Agreement, Buyer, its Affiliates and the Acquired Subsidiaries shall each be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law; provided, however, that if any of the Buyer or its Affiliates determines that any applicable Law requires any deduction or withholding from any such payments (other than in respect of amounts treated as compensation or in respect of backup withholding), the Buyer or such Affiliate, as applicable, shall make commercially reasonable efforts to provide notice to the Person entitled to receive the payment no later than ten (10) Business Days prior to the date of such payment (except that, if withholding is required by reason of change of Law within ten (10) Business Days of such payment, then reasonably promptly following such change in Law) and shall reasonably cooperate with such Person in securing any available reduction or exemption from such deduction or withholding. Amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which such deduction and withholding was made.

Section 2.15 Asset Sale Election. At any time prior to the date that is the sixty (60) days after the Execution Date, Buyer may deliver written notice to Seller Parent (the “Asset Sale Election”) that Buyer wishes for the Transaction to provide for the sale of assets and assumption of Liabilities of U.S. TopCo to Buyer instead of the sale and purchase of the U.S. Equity by Buyer from the U.S. Share Seller as contemplated by this Agreement. Sellers agree to cooperate in good faith with Buyer including by making any amendments to this Agreement that are not adverse to Sellers in order to implement the foregoing (it being understood that the transfer of employment of Employees to an existing or newly formed Acquired Subsidiary in connection with the Asset Sale Election will not be adverse).

Section 2.16 Permitted Plan Distributions. The Acquired Subsidiaries may make Permitted Plan Distributions in connection with the Closing, unless such Permitted Plan Distributions would result in (i) the amount of Closing Date Cash falling below fifty million Dollars ($50,000,000) with respect to amounts held in the People’s Republic of China; (ii) the amount of Closing Date Cash falling below ten million Dollars ($10,000,000) with respect to amounts held in South Korea; or (iii) Closing Date Cash falling below (A) one hundred twenty million Dollars ($120,000,000) minus (B) the amount of Closing Date Cash held in Brazil or India. Any Cash of the Acquired Subsidiaries paid in respect of Permitted Plan Distributions shall be excluded from the calculation of the Estimated Purchase Price and Purchase Price (including, for the avoidance of doubt, the definition of Closing Date Cash), and any Leakage associated with any transfers of Cash in connection with such Permitted Plan Distributions shall be included in Closing Date Indebtedness.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in (i) Public Filings made with the SEC prior to the Execution Date and on or after June 30, 2019, other than with respect to the Seller Fundamental Representations (and excluding any disclosures set forth in any “risk factors” or similarly titled section and in any section relating to forward-looking, safe harbor or similar statements or to any other disclosures in such Public Filings to the extent they are cautionary, predictive, or forward-looking in nature) or (ii) the Seller Disclosure Schedule (to the extent set forth in the preamble to the Seller Disclosure Schedule), each Seller hereby represents and warrants to Buyer as of the Execution Date and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and correct as of such date or period of time), as follows:

Section 3.1    Organization and Qualification.

(a) Each Seller is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its respective properties and assets, and to carry on the Business as currently conducted. Prior to the Execution Date, Seller Parent has made available for review by Buyer complete and correct copies of the Organizational Documents of Sellers as of the Execution Date. Sellers are not in violation of any provision of their Organizational Documents.

(b)    Each Seller is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of the Acquired Assets or the conduct of the Business requires such qualification, except for failures to be so qualified or in good standing, as the case may be, that would not have a Material Adverse Effect.

Section 3.2    Subsidiaries; Capitalization.

(a) Each Subsidiary of Seller Parent which has title to any property or asset reasonably expected to be an Acquired Asset and each Acquired Subsidiary is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization, has all requisite corporate or similar power and authority to own, lease and operate its respective properties and assets and to carry on its portion of the Business as currently conducted and is duly qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership or operation of its assets or the conduct of its business requires such qualification, except for failures to be so duly organized, validly existing, qualified or in good standing that would not have a Material Adverse Effect. Prior to the Execution Date, Seller Parent has made available for review by Buyer complete and correct copies of the Organizational Documents of each of the Acquired Subsidiaries as of the Execution Date. The Acquired Subsidiaries are not in violation of any provision of their Organizational Documents. Seller Parent does not have any Subsidiary (other than the other Sellers) that is not an Acquired Subsidiary.

(b)    All of the Acquired Equity has been duly authorized, and is validly issued, fully paid and non-assessable. There is no outstanding (x) capital stock or other equity interests in the Acquired Subsidiaries other than the Acquired Equity owned by Sellers and their Subsidiaries, (y) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, restricted stock, performance stock, phantom stock, redemption rights, rights of first refusal, repurchase rights, agreements, arrangements or commitments of any character under which the Acquired Subsidiaries are or may become obligated to issue, deliver, offer or sell, or giving any Person a right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or (z) any securities or obligations exercisable or exchangeable for or convertible into any shares of any of the foregoing, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no phantom stock or similar rights providing economic benefits based, directly or indirectly, on the value or price of the Acquired Equity.

(c)    U.S. Share Seller was formed solely for the purpose of engaging in the Post-Signing Reorganization and the Transaction and has not owned any assets, engaged in any business activities or conducted any operations, in each case since its incorporation, other than in connection with the Post-Signing Reorganization and the Transaction.

(d)    U.S. Seller Parent has good and valid title to the U.S. Shares as of the Execution Date, U.S. Share Seller will have good and valid title to the U.S. Shares as of the Closing Date, Non-U.S. Share Seller has good and valid title to the Non-U.S. Shares and the Acquired Subsidiaries have good and valid title to all of the Acquired Equity (other than the U.S. Shares and the Non-U.S. Shares, but including the Acquired Equity set forth on Section 3.2(f) of the Seller Disclosure Schedule), in each case free and clear of all Encumbrances (other than transfer restrictions of general application imposed by securities Laws), and, subject to the entry of the Confirmation Order, upon delivery by Share Sellers of the Acquired Shares at Closing, good and valid title to all of the Acquired Equity, free and clear of all Encumbrances (other than transfer restrictions of general application imposed by securities Laws and those solely resulting from Buyer’s actions), will pass to Buyer. The Acquired Equity is owned by Sellers and its Subsidiaries, and the authorized capital stock, the jurisdiction of organization, the number of issued and outstanding Equity Securities of each Acquired Subsidiary and the ownership of record of such Equity Securities is set forth on Section 3.2(d) of the Seller Disclosure Schedule.

(e)    The Acquired Equity is not subject to any voting trust agreement, stockholder agreement, proxy or other contract, agreement or arrangement restricting or otherwise relating to the voting, dividend rights or disposition of such stock or other equity interests.

(f)    No Acquired Subsidiary owns, directly or indirectly, any capital stock or other equity interests of any Person or has any direct or indirect equity or ownership interest in any business, or is a member of or participant in any partnership, joint venture or similar Person. There are no outstanding contractual obligations of the Acquired Subsidiaries to repurchase or redeem the securities of, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

Section 3.3    Corporate Authorization. Subject to the Bankruptcy Court’s entry of the Bidding Procedures Order and the Confirmation Order, each Seller has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. The execution, delivery and performance by each Seller of this Agreement and the other Transaction Documents to which any Seller is a party have been duly and validly authorized and no additional corporate or shareholder authorization or consent is required in connection with the execution, delivery and performance by Sellers of this Agreement or the other Transaction Documents to which Sellers are a party.

Section 3.4    Consents and Approvals.

(a)    Subject to the Bankruptcy Court’s entry of the Bidding Procedures Order and the Confirmation Order, no consent, approval, waiver, authorization, notice or filing is required to be obtained by Sellers or any of their respective Affiliates from, or to be given by Sellers or any of their respective Affiliates to, or made by Sellers or any of their respective Affiliates with, any Government Entity or Self-Regulatory Organization in connection with the execution, delivery and performance by Sellers of this Agreement or the Bankruptcy Cases (and associated proceedings), other than those the failure of which to obtain, give or make (i) would not prevent or materially impair any Seller’s ability to consummate the Transaction and (ii) would not reasonably be likely to be, individually or in the aggregate, material to the Business or the Acquired Subsidiaries.

(b)    No consent, approval, waiver, authorization, notice or filing is required to be obtained by Sellers or any of their respective Affiliates from, or to be given by Sellers or any of their respective Affiliates to, or made by Sellers or any of their respective Affiliates with, any Person which is not a Government Entity or Self-Regulatory Organization in connection with the execution, delivery and performance by Sellers of this Agreement or the Bankruptcy Cases (and associated proceedings), other than those the failure of which to obtain, give or make; (i) would not prevent or materially impair any Seller’s ability to consummate the Transaction and; (ii) would not reasonably be likely to be, individually or in the aggregate, material to the Business or the Acquired Subsidiaries.

Section 3.5    Non-Contravention. None of the execution, delivery and performance by Sellers of this Agreement, the consummation of the Transaction (including the proposed assignment and/or assumption of the Closing Assumed Contracts as set forth in Section 2.9(a)) or the Bankruptcy Cases (and associated proceedings), do or will (i) violate any provision of the Organizational Documents of any Seller or any Acquired Subsidiary, (ii) assuming the receipt of all Seller Required Approvals and subject to the Bankruptcy Court’s entry of the Bidding Procedures Order and the Confirmation Order, conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration

(whether after the filing of notice or the lapse of time or both) of any right or obligation (including payment obligations) of Sellers or any Acquired Subsidiaries under, or result in a loss of any benefit to which Sellers or any Acquired Subsidiaries are entitled under, any Acquired Contract, Acquired Lease, Governmental Authorization or Insurance Policy, or result (or would result, with the giving of notice, the passage of time or both) in the creation or imposition of any Encumbrance upon any of the Acquired Assets or upon the Acquired Equity, or (iii) assuming the receipt of all Seller Required Approvals and any approvals required to be obtained under any antitrust, competition or similar Laws, violate or result in a breach of or constitute a default under any Law to which Sellers or any Acquired Subsidiaries is subject, or under any Governmental Authorization, other than, in the cases of clauses (ii) and (iii), conflicts, breaches, terminations, defaults, cancellations, modifications accelerations, losses, violations or Encumbrances that would not have a Material Adverse Effect.

Section 3.6    Binding Effect. Subject to the Bankruptcy Court’s entry of the Bidding Procedures Order and the Confirmation Order, this Agreement, when executed and delivered by Buyer, constitutes a valid and legally binding obligation of each Seller, enforceable against Sellers in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law) (the “Enforceability Exceptions”).

Section 3.7    Public Filings.

(a)    Since the Spin-Off Date, (i) Seller Parent has filed or furnished, as applicable, on a timely basis, all Public Filings required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act, (ii) each of the Public Filings, at the time of its filing or being furnished, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, and any rules and regulations promulgated thereunder, applicable to such Public Filings and (iii) as of their respective dates (and, if amended, as of the date of such amendment), the Public Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b)    Since the Spin-Off Date, the consolidated financial statements included in or incorporated by reference into the Public Filings (including the related notes and schedules) fairly presented, in each case, in all material respects, the consolidated financial position of Seller Parent and its consolidated Subsidiaries as of the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods set forth therein (subject, in the case of unaudited statements, to notes and normal and year-end audit adjustments which would not be material individually or in the aggregate), in each case in conformity with U.S. GAAP applied on a consistent basis during the periods involved, except as may be expressly noted therein or in the notes thereto. As of the Execution Date, Seller Parent does not intend to correct in any material respect or restate, and, to the Knowledge of Sellers, there is no basis to restate, any of the consolidated financial statements (including, in each case, the notes, if any, thereto) of Seller Parent included in or incorporated by reference into the Public Filings. As of the Execution Date, there are no outstanding or unresolved comments in any comment letter received from the SEC or its staff. Since the Spin-Off Date, Seller Parent has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(c)    No Seller or Acquired Subsidiary has any Liability, except those Liabilities (i) to the extent disclosed, reflected or reserved against in the most recent unaudited consolidated balance sheet (including the notes thereto) of Seller Parent included in its Quarterly Report for the quarter ended June 30, 2020 (such unaudited balance sheet, the “Most Recent Balance Sheet”), (ii) incurred in the Ordinary Course since June 30, 2020 (but not with respect to breaches of Contracts, torts, infringement or violations of Law) or (iii) incurred in connection with the negotiation of this Agreement, except in each case as would not reasonably be likely to be, individually or in the aggregate, material to the Business or the Acquired Subsidiaries. No Seller or Acquired Subsidiary is party to, or has any commitment to become a party to any “off balance sheet arrangement” within the meaning of Item 303 of Regulation S-K.

Section 3.8    Litigation and Claims.

(a)    There is no Litigation pending or, to the Knowledge of Sellers, threatened against or relating to Sellers or any of their respective Subsidiaries in connection with the Acquired Assets, the Business or the Transaction, other than those that would not have a Material Adverse Effect.

(b)    Neither Sellers nor any of their respective Subsidiaries is subject to any order, writ, judgment, award, injunction or decree of any court or governmental or regulatory authority of competent jurisdiction or any arbitrator or arbitrators (collectively, any “Order”), or, to the Knowledge of Sellers, any threatened Order, other than those that would not have a Material Adverse Effect.

Section 3.9    Taxes.

(a)    All income and other material Tax Returns with respect to the Acquired Subsidiaries, the Acquired Assets and the Business that are required to be filed have been duly and timely filed, all such Tax Returns are true, correct and complete in all material respects, and all material Taxes (whether or not shown to be due and owing thereon) with respect to the Acquired Subsidiaries, the Acquired Assets and the Business have been duly and timely paid.

(b)    Sellers and each of the Acquired Subsidiaries have withheld from all Persons and timely paid to the appropriate authorities all amounts required to be withheld for all periods through the Execution Date in material compliance with all Tax withholding provisions (including income, social security and employment Tax withholding for all types of compensation).

(c)    There is no lien for Taxes upon any of the Acquired Assets nor, to the Knowledge of Sellers, is any Government Entity in the process of imposing any lien for Taxes on any of the Acquired Assets, in each case, other than Permitted Encumbrances.

(d)    No issues that have been raised by the relevant taxing authority in connection with any examination, audit, proceeding, assessment or investigation of the Tax Returns referred to in paragraph (a) hereof are currently pending, and all deficiencies asserted or assessments made, if any, as a result of such examinations, audits, proceedings, assessments or investigations have been paid in full, unless the validity or amount thereof is being contested by Seller or one of its Affiliates in good faith by appropriate action.

(e)    None of the Acquired Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (a “Tax Sharing Agreement”) (other than such an agreement or arrangement exclusively between or among the Acquired Subsidiaries or entered into in the Ordinary Course that is a customary commercial agreement the primary subject matter of which is not Taxes).

(f)    None of the Acquired Subsidiaries (i) is, or during any taxable period for which the period of assessment or collection remains open has been, a member of any affiliated, consolidated, combined, unitary or similar group (other than any such group the common parent of which is Seller Parent or Honeywell (the “Applicable Group”)) or (ii) has any Liability for Taxes of any Person other than the Applicable Group, under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. Law.

(g)    None of the Acquired Subsidiaries has entered into or participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any similar provision of state, local or non-U.S. Law).

(h)    Within the last two years, none of the Acquired Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Sections 355 or 361 of the Code, other than the Acquired Subsidiaries listed on Section 3.9(h) of the Seller Disclosure Schedule in connection with the distribution of the stock of Seller Parent by Honeywell on October 1, 2018 and related transactions.

(i)    None of the Acquired Subsidiaries, nor Sellers or any of their Affiliates with respect to any Acquired Subsidiary, has sought any relief under, or taken any action in respect of, any provision of the Coronavirus Aid, Relief, and Economic Security Act related to Taxes (including, but not limited to, the delaying of any payments in respect of payroll Taxes under Section 2302 thereof).

(j)    None of the Acquired Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) any change in, or use of an improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date; (iii) any installment sale or open transaction made on or prior to the Closing Date; (iv) any prepaid amount or advance payments received or deferred revenue received or accrued on or prior to the Closing Date; (v) any intercompany transaction or excess loss amount, in each case, described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), (vi) any election under Section 108(i) of the Code, (vii) any investment in “United States property” within the meaning of Section 956 of the Code made on or prior to the Closing (excluding as a result of pledges or guarantees under the Debtor-in-Possession Facility), or (viii) other than in the Ordinary Course, Section 951A or any “subpart F income” under Section 951(a) of the Code with respect to transactions occurring prior to Closing. None of the Acquired Subsidiaries has any obligation to make any payment described in Section 965(h) of the Code.

(k)    Each of the Acquired Subsidiaries is and has always been a resident for Tax purposes solely in its country of incorporation, and is not subject to Tax in any jurisdiction other than its country of incorporation, by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction or by virtue of exercising management and control in such jurisdiction. No claim has been made by a Government Entity in a jurisdiction in which an Acquired Subsidiary does not file a particular type of Tax Return (or pay a particular type of Tax) that such Acquired Subsidiary is or may be required to pay such type of Tax to (or file such type of Tax Return with) that Government Entity.

(l)    Section 3.9(l) of the Seller Disclosure Schedule lists (i) the entity classification of each Acquired Subsidiary for U.S. federal income Tax purposes, as of the Execution Date and as of the Closing Date, and (ii) each entity classification election and change in entity classification that has been made under Treasury Regulation Section 301.7701-3 with respect to the Acquired Subsidiaries for U.S. federal income Tax purposes since the Spin-Off Date and, with respect to period prior to the Spin-Off Date, to the Knowledge of Sellers.

(m)    Since the Spin-Off Date and, with respect to periods prior to the Spin-Off Date, to the Knowledge of Sellers, none of the Acquired Subsidiaries is, or has been, party to or the beneficiary of any material Tax exemption, Tax holiday or other Tax reduction Contract or order that is not generally available to similarly situated taxpayers without the exercise of discretionary authority by a Government Entity.

(n)    None of the Seller Parent or any of its Subsidiaries is a party to a “gain recognition agreement” within the meaning of the Treasury Regulations under Section 367 of the Code.

(o)    Since the Spin-Off Date and, with respect to periods prior to the Spin-Off Date, to the Knowledge of Sellers, none of Seller Parent or any of its Subsidiaries has made domestic use of a dual consolidated loss within the meaning of Section 1503 of the Code (or any comparable provision of U.S. state or local Law).

Section 3.10    Employee Benefits.

(a)    All material Benefit Plans are listed on Section 3.10(a) of the Seller Disclosure Schedule which specifies whether such Benefit Plan is (i) a U.S. Benefit Plan or a Non-U.S. Benefit Plan and (ii) a Seller Plan or an Acquired Subsidiary Plan.

(b)    Each Seller has provided or made available to Buyer true and complete copies of all material written Benefit Plans and all amendments thereto and, as applicable: (i) the current prospectus or summary plan description for any such Benefit Plan and any summaries of material modifications to such current prospectus or summary plan description; (ii) the most recent favorable determination, advisory or opinion letter from the Internal Revenue Service for such

U.S. Benefit Plans; (iii) the most recent annual return/report (Form 5500) and accompanying schedules and attachments thereto for such U.S. Benefit Plans; (iv) the most recently prepared actuarial reports and financial statements for such U.S. Benefit Plans; and (v) all material correspondence related thereto since the Spin-Off Date with any Government Entity.

(c)    All Benefit Plans have been maintained in material compliance with their terms and all applicable Laws, including ERISA, the Code and the Patient Protection and Affordable Care Act and have been administered in a manner to avoid any material penalty taxes thereunder. Each Benefit Plan which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service or has applied to the Internal Revenue Service for such favorable determination or opinion letter, and to the Knowledge of Sellers, there are no circumstances likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. Each Benefit Plan, and any award agreement thereunder, that is, or is intended to be part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and administered in accordance with all applicable requirements of Section 409A of the Code in all material respects. Neither Seller Parent nor any of its Affiliates has engaged in a transaction with respect to any Benefit Plan covered by Subtitle B, Part 4 of Title I of ERISA or Section 4975 of the Code that, assuming the taxable period of such transaction expired as of the Execution Date, would be reasonably likely to subject Sellers or any Acquired Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount that would be material. No Controlled Group Liability has been incurred by any Seller, Acquired Subsidiary, or their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that would reasonably be expected to result in any Seller, Acquired Subsidiary, or their respective ERISA Affiliates incurring any such liability in an amount that would be material, including under any “multiemployer plan” within the meaning of Section 3(37) of ERISA. “Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA and (3) under Sections 412 and 4971 of the Code. For purposes of this Agreement, “ERISA Affiliate” means with respect to any entity all other entities (whether or not incorporated) that would be treated together with the first entity as a “single employer” within the meaning of Section 414 of the Code.

(d)    As of the Execution Date, except as would not be material, (i) all contributions, premiums and payments that are due pursuant to the terms of any Benefit Plan have been made for each Benefit Plan within the time periods prescribed by the terms of such plan or applicable Law, and (ii) all contributions, premiums and payments for any period ending on or before the Execution Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles.

(e)    No Litigation, including any proceedings by any Government Entity, are pending, or, to the Knowledge of Sellers, threatened with respect to any Benefit Plan, except as would not have a Material Adverse Effect.

(f)    Neither the execution of this Agreement, nor the consummation of the Transaction (either alone or together with any other event) will (i) entitle any current or former Employees, Directors or Independent Contractor to any payment or benefit, including any bonus, retention, severance pay or benefits or any increase in the amount of any bonus, severance pay or benefits payable or provided under any Benefit Plan (other than severance pay required by any Law), (ii) accelerate the time of payment or vesting or materially increase the amount of compensation payable to any current or former Employees under any Benefit Plan or to any Directors or Independent Contractors, or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any Benefit Plan or to any Directors or Independent Contractors, or (iii) limit or restrict the right of Sellers or, after the Closing, Buyer, to merge, amend or terminate any of the Benefit Plans.

(g)    No Seller or any Acquired Subsidiary has any material obligation to gross-up, indemnify or otherwise reimburse any current or former Employee, Director or Independent Contractor for any Tax incurred by such Employee, Director or Independent Contractor.

(h)    No Seller or any Acquired Subsidiary has any material current or projected liability for, and no Benefit Plan provides or promises, any post-employment medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Employee, Director or Independent Contractor (other than coverage mandated by applicable Law).

(i)    All Employees are currently employed by U.S. Topco or an Acquired Subsidiary and, as of the Closing Date, will be employed by an Acquired Subsidiary, and no offers of employment will be required in order to provide for continuity of employment of such Employees with Buyer or one of its Affiliates (including following the Closing, an Acquired Subsidiary) following the Closing Date. Except to the extent disclosure would not be permitted under applicable Laws, including applicable data privacy Laws, Section 3.10(i) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all current Employees employed in the Business as of the Execution Date (identified by employee identification number) and Independent Contractors retained in the Business as of the Execution Date, identifying as to each Employee a job title, years of service, amount or rate of compensation, most recent annual bonus received and current annual bonus opportunity, location of employment, whether full- or part-time, whether active or on furlough or leave (and, if on furlough or leave, the nature and start date of the furlough or leave and the expected return date) and whether exempt from the Fair Labor Standards Act. No more than ten (10) and no less than five (5) days prior to the Closing Date, Seller Parent will provide Buyer with a schedule reflecting the same information as Section 3.10(i) of the Seller Disclosure Schedule, updated as of such date.

(j)    All Non-U.S. Benefit Plans (i) have been maintained in material compliance with their terms and all applicable Laws (including any local regulatory or tax approval requirements), (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment in all material respects, and (iii) if required, to any extent, to be funded, book-reserved or secured by an Insurance Policy, is fully funded, book-reserved or secured by an Insurance Policy, as applicable, in all material respects based on reasonable actuarial assumptions in accordance with applicable accounting principles. To the Knowledge of Sellers, from and after the Closing Date, Buyer and its Affiliates will receive the full benefit of any funds, accruals and reserves under the Non-U.S. Benefit Plans in all material respects. There is no pending or, to the Knowledge of Sellers, threatened material Litigation relating to any of the Non-U.S. Benefit Plans.

(k)    Section 3.10(k) of the Seller Disclosure Schedule sets forth, for each equity or equity-based award granted by Seller Parent to any Person (each a “Seller Parent Equity Award”), the holder, type of award, grant date, number of shares, vesting schedule (including any acceleration provisions) and, if applicable, exercise price and expiration date.

Section 3.11    Compliance with Laws. Since the Spin-Off Date, (i) Sellers and the Acquired Subsidiaries have complied with, and the Business has been conducted in compliance with, all applicable Laws and Governmental Authorizations, except for failures to comply that would not have a Material Adverse Effect, (ii) neither Sellers nor any of their respective Affiliates has received any written notice alleging any violation under any applicable Law, except for violations that would not have a Material Adverse Effect and (iii) the Sellers and Acquired Subsidiaries have all Governmental Authorizations necessary for the conduct of the Business as currently conducted, other than those the absence of which would not have a Material Adverse Effect.

Section 3.12    Environmental Matters.

(a)    Since the Spin-Off Date, Sellers and the Acquired Subsidiaries have been in compliance with all applicable Environmental Laws, and there are no Liabilities under any Environmental Law with respect to the Sellers and the Acquired Subsidiaries, in each case, other than failures to comply or Liabilities that would not have a Material Adverse Effect.

(b)    Since the Spin-Off Date, neither Sellers nor the Acquired Subsidiaries (nor, to the Knowledge of Sellers, any legally responsible predecessor in interest) has received from any Person any notice, demand, claim, letter or request for information, relating to any material violation or alleged material violation of, or any material Liability under, any Environmental Law.

(c)    There are no Orders outstanding, or any Litigation pending or, to the Knowledge of Sellers, threatened, relating to compliance with or Liability under any Environmental Law affecting the Sellers and the Acquired Subsidiaries, other than those that would not have a Material Adverse Effect.

(d)    There has been no release, threatened release, contamination, discharge, dumping, injection, pumping, leak, spill or disposal of Hazardous Substances at, on, under, to, in or from (i) any property or facility now or previously owned, leased or operated by, or (ii) any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of Sellers or the Acquired Subsidiaries (or any legally responsible predecessor in interest), except as would not have a Material Adverse Effect.

(e)    There are no underground storage tanks, asbestos-containing materials, lead-based products, per- or polyfluoroalkyl substances or polychlorinated biphenyls on any of the Acquired Owned Real Property or the Acquired Leased Real Property.

(f)    Prior to the Execution Date, Seller Parent has made available for review by Buyer all material environmental reports, audits, assessments, sampling data, liability analyses, memoranda, and studies in the possession of or conducted by Sellers or any of their respective Affiliates with respect to compliance under, or Liabilities related to, any Environmental Law or Hazardous Substance with respect to the Sellers and the Acquired Subsidiaries as of the Execution Date.

(g)    The consummation of the transactions contemplated hereby requires no filings or notifications to be made or actions to be taken pursuant to (i) the New Jersey Industrial Site Recovery Act or the Connecticut Transfer Act or (ii) except as would not have a Material Adverse Effect, any other Environmental Laws.

Section 3.13    Intellectual Property.

(a)    Except as would not have a Material Adverse Effect, (i) all right, title and interest in (x) the Acquired Intellectual Property is solely and exclusively owned by Sellers or their Affiliates, free and clear of any Encumbrances other than Permitted Encumbrances and (y) the Acquired Intellectual Property and the Licensed Acquired Intellectual Property, to the Knowledge of Sellers, are, as applicable, valid, subsisting and enforceable, and are not subject to any outstanding Order adversely affecting the Acquired Subsidiaries’ use thereof and (ii) from the Spin-Off Date, there have been no written challenges received by Sellers or their Affiliates to the validity, enforceability, registrability or ownership of any Acquired Intellectual Property or any Licensed Acquired Intellectual Property.

(b)    Except as would not have a Material Adverse Effect, (i) the Acquired Subsidiaries own or have the valid and enforceable right to use all Intellectual Property, including the Acquired Intellectual Property, used in or necessary for their conduct of the Business as currently conducted, (ii) the Acquired Subsidiaries’ conduct of the Business and their products and services do not infringe, misappropriate or otherwise violate the Intellectual Property of any other Person and (iii) to the Knowledge of Sellers, none of the Acquired Intellectual Property or any Licensed Acquired Intellectual Property is being infringed upon, misappropriated by or violated by any other Person.

(c)    Except as would not have a Material Adverse Effect, Sellers and their Subsidiaries have taken commercially reasonable measures to protect (i) the secrecy and confidentiality of their respective trade secrets and other confidential information and (ii) the information that is subject to any applicable Privacy Requirements and the Acquired IT Assets and, to the extent within Sellers’ and their Subsidiaries’ reasonable control, the Licensed Acquired IT Assets, against loss and unauthorized access, use, modification, disclosure or other misuse.

(d)    Except as would not have a Material Adverse Effect, (i) the Acquired IT Assets and, to the Knowledge of Sellers, the Licensed Acquired IT Assets operate and perform as required in connection with the Business, and (ii) there has been no loss or unauthorized access, use, modification, disclosure or other misuse of (x) the Sellers’ and their Subsidiaries’ trade secrets and other confidential information, (y) the Sellers’ and their Subsidiaries’ information that are subject to any Privacy Requirements, or (z) the Acquired IT Assets and, to the Knowledge of Sellers, the Licensed Acquired IT Assets in a manner that has affected the Business or the information or systems held by Sellers or their Subsidiaries.

(e)    Since the Spin-Off Date, Sellers and their Subsidiaries have complied with all applicable Privacy Requirements, and neither this Agreement nor the consummation of the Transaction will violate any such Privacy Requirements, in each case, except as would not have a Material Adverse Effect.

Section 3.14    Labor Matters.

(a)    Section 3.14(a) of the Seller Disclosure Schedule sets forth a complete and accurate list of all Labor Contracts as of the Execution Date. Prior to the Execution Date, Seller Parent has made available to Buyer true and complete copies of all written Labor Contracts (or a written description of material terms if a material Labor Contract is not written). No Seller or Acquired Subsidiary is currently negotiating any Labor Contract. No Seller or Acquired Subsidiary has failed to comply with the provisions of any Labor Contract in any material respect, and there are no material grievances outstanding against Sellers or the Acquired Subsidiaries under any Labor Contract. There are no unfair labor practice complaints pending or, to the Knowledge of Sellers, threatened against Sellers or the Acquired Subsidiaries before any Government Entity or current union representation involving Employees, except as would not be material to Sellers and the Acquired Subsidiaries taken as a whole. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for Sellers to enter into this Agreement or to consummate the Transaction, except where the failure to obtain such consent, consultation of, or rendering of formal advice would not prevent or materially delay the consummation of the Transaction.

(b)    (i) Sellers and the Acquired Subsidiaries are, and since the Spin-Off Date have been, in compliance with all Labor Laws applicable to the Business and its Employees, (ii) since the Spin-Off Date, there has been no strike, slowdown, walkout or other work stoppage and (iii) there is no pending or threatened, strike, slowdown, walkout or other work stoppage, except in each case as would not have a Material Adverse Effect. To the Knowledge of Sellers, there currently are no material union organizing efforts involving Employees.

(c)    No facility closure or shutdown, reduction-in-force, furlough, layoff, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other material workforce changes affecting Employees of the Sellers has occurred within the six (6) months prior to the Execution Date or is planned or has been announced, whether voluntary or by virtue of COVID-19 Measures, in connection with or in response to COVID-19.

(d)    The Sellers and the Acquired Subsidiaries are, and since the Spin-Off Date have been, in material compliance with WARN and have no material liabilities or other material obligations thereunder. No Seller or Acquired Subsidiary has taken any action that would reasonably be expected to cause Buyer or any of its Affiliates to have any material liability or other material obligation following the Closing Date under WARN as a result of such action(s) by Sellers or the Acquired Subsidiaries.

Section 3.15    Material Contracts.

(a)    Section 3.15(a) of the Seller Disclosure Schedule sets forth a complete and accurate list of all Material Contracts as of the Execution Date. Prior to the Execution Date, Seller Parent has made available to Buyer true and complete copies of all Material Contracts as of the Execution Date.

(b)    Except as would not, or would not reasonably be likely to, be, individually or in the aggregate, material to the Business or the Acquired Subsidiaries, and except for the Honeywell Agreements, (i) all Material Contracts are valid, legally binding and, to the Knowledge of Sellers, in full force and effect and enforceable against each party thereto in accordance with the express terms thereof, (ii) there does not exist under any Material Contract any violation, breach or event of default, or alleged violation, breach or event of default, and, to the Knowledge of Sellers, no event has occurred that with notice or lapse of time or both would constitute a breach or event of default, and (iii) there are no disputes pending or threatened under any Material Contract.

Section 3.16    Title to Property. Sellers and their respective Affiliates have, and, subject to the entry of the Confirmation Order, at the Closing, Sellers and their respective Affiliates will transfer to Buyer, (i) fee simple title to, or a valid and binding leasehold interest in, the Acquired Owned Real Property and the Acquired Leased Real Property and (ii) good and valid title to the personal tangible property they own or lease that are included in the Acquired Assets, in each case free and clear of all Encumbrances (other than Permitted Encumbrances).

Section 3.17    Real Property.

(a)    Section 3.17(a) of the Seller Disclosure Schedule sets forth a complete and correct list of all material Acquired Owned Real Property as of the Execution Date. Except for Permitted Encumbrances, the Acquired Owned Real Property is not subject to any lease, license or sublicense, nor have Sellers or their Affiliates granted to any Person the right to use or occupy the Acquired Owned Real Property or any portion thereof.

(b)    Section 3.17(b) of the Seller Disclosure Schedule sets forth a complete and correct list of all material Acquired Leases as of the Execution Date. Prior to the Execution Date, Seller Parent has delivered to Buyer complete and accurate copies of each of the Acquired Leases and any documents or instruments affecting the rights or obligations of any of the parties thereto.

(c)    Except as would not reasonably be likely to be, individually or in the aggregate, material to the Business or the Acquired Subsidiaries, the applicable Seller’s or Affiliates’ possession and quiet enjoyment of the Acquired Lease has not been disturbed and there are no disputes with respect to each Acquired Lease.

(d)    Each facility (including, all buildings, structures, fixtures, building systems, equipment, improvements and all components thereof) included in the Acquired Assets (i) is in all material respects in good operating condition and repair and is structurally sound and free of defects, with no material alterations or repairs required thereto under applicable Law or insurance company requirements; and (ii) is suitable in all material respects for its current use, operation and occupancy.

(e)    There are no pending or, to the Knowledge of Sellers, threatened appropriation, condemnation, eminent domain or like proceedings relating to the Acquired Owned Real Property or, to the Knowledge of Sellers, the Acquired Leased Real Property.

(f)    As of the Execution Date, none of the Acquired Owned Real Property, or the Acquired Leased Real Property have suffered any damage by fire or other casualty which has not heretofore been repaired and restored in all material respects, except for damage that would not be material, individually or in the aggregate, to the Business or the Acquired Subsidiaries.

Section 3.18    Product Liability.

(a)    Except as would not reasonably be likely to be, individually or in the aggregate, material to the Business or the Acquired Subsidiaries, (i) all products designed, marketed, sold, distributed or delivered by or on behalf of the Business since the Spin-Off Date (the “Business Products”) have been in conformity in all material respects with all applicable contractual commitments, Law, all express and implied warranties and the specifications and standards in any applicable Governmental Authorization under which such products are sold and (ii) to the Knowledge of Sellers, there exist no facts or circumstances that would reasonably be expected to result in or form the basis of any claim against any Seller or Acquired Subsidiary for material Liability on account of any express or implied warranty to any third party in connection with the Business Products sold by the Business.

(b)    Since the Spin-Off Date, neither Sellers nor any of their respective Affiliates has received written notice from any customer that such customer has (i) received any written notice or allegation from a Government Entity, (ii) been a party or subject to any Litigation brought or initiated by a Government Entity or (iii) been threatened in writing by a Government Entity with any Litigation, in each case with respect to the failure or alleged failure of any product produced, sold or distributed by or on behalf of the Business to meet applicable manufacturing or quality standards established by Law, except for such failures or alleged failures that would not have a Material Adverse Effect.

(c)    Since the Spin-Off Date, (i) there have been no recalls or post-sale warnings with respect to any Business Product and (ii) neither Sellers nor any of their respective Affiliates have received any written notice from any Government Entity in connection with a claim or allegation against the Business related to any such recall, except in each of the foregoing clauses (i) and (ii) for any such recalls that would not have a Material Adverse Effect. As of the Execution Date, to the Knowledge of Sellers, there exist no facts or circumstances that would reasonably be expected to result in or form the basis of any such recalls or post-sale warnings.

Section 3.19    Insurance.

(a)    Section 3.19(a) of the Seller Disclosure Schedule lists all material Insurance Policies as of the Execution Date. With respect to such policies, as of the Execution Date, except as would not reasonably be likely to be, individually or in the aggregate, material to the Business or the Acquired Subsidiaries, (i) all of such policies or renewals thereof are in full force and effect and are held exclusively by one or more of the Acquired Subsidiaries, and (ii) none of Sellers nor any Acquired Subsidiaries are in default with respect to their obligations under any such Insurance Policies. The Sellers and the Acquired Subsidiaries are insured against losses and risks and in such amounts as are customary in the business in which the Sellers and the Acquired

Subsidiaries are engaged, and the Sellers’ and the Acquired Subsidiaries’ Insurance Policies are with reputable insurers in such amounts and covering such risks as Seller Parent reasonably believes to be adequate for the operation of the Business, except as would not have a Material Adverse Effect.

(b)    None of Sellers nor the Acquired Subsidiaries has received any notification of cancellation or material modification of any of its Insurance Policies, except as would not reasonably be likely to be, individually or in the aggregate, material to the Business or the Acquired Subsidiaries. There are no claims by Sellers or any of the Acquired Subsidiaries under any of their respective Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Insurance Policies or in respect of which such underwriters have reserved their rights, other than ordinary course reservations of rights, except as would not reasonably be likely to be, individually or in the aggregate, material to the Business or the Acquired Subsidiaries.

(c)    Except as would not reasonably be likely to be, individually or in the aggregate, material to the Business or the Acquired Subsidiaries, Sellers have disclosed to Buyer all claims by Sellers or the Acquired Subsidiaries in the last 5 years, including in relation to longtail disease and product liability losses and, to the Knowledge of Sellers, there are no occurrences, events or acts that may give rise to a material insurance claim, other than any such events or acts that have been reported to the insurance carrier in line with required insurer reporting procedures.

Section 3.20    Material Customers and Suppliers.

(a)    Schedule 3.20(a) of the Seller Disclosure Schedule lists, by dollar volume of purchases thereby or therefrom, respectively (which amounts are set forth in Schedule 3.20 of the Seller Disclosure Schedule), for the twelve months ended December 31, 2019, for the Business the ten largest customers and the ten largest suppliers.

(b)    Since the Audited Balance Sheet Date, none of the Sellers or any of the Acquired Subsidiaries has engaged in any material dispute with any such customer or supplier or their respective Affiliates. No such customer or supplier or their respective Affiliates have notified any of the Sellers or any of the Acquired Subsidiaries that it intends to terminate or materially adversely alter its relationship with Sellers or the Acquired Subsidiaries or stop or materially decrease either the rate of their purchase of Business Products or their provision of products or services or their supply of materials to the Business.

Section 3.21    Anti-Corruption; Sanctions.

(a)    Except as would not reasonably be likely to be, individually or in the aggregate, material to the Business or the Acquired Subsidiaries, neither Sellers nor any of the Acquired Subsidiaries, and, to the Knowledge of Sellers, no Representative thereof (in each case acting for or on behalf of any such Person), has (i) made any unlawful bribe, rebate, payoff, influence payment, kickback or payment in violation of any applicable Anti-Corruption Law or (ii) been the subject of any allegation or enforcement proceeding, or to the Knowledge of Sellers, any inquiry or investigation, regarding any possible violation of Anti-Corruption Laws, Sanctions or Export Laws. Sellers and the Acquired Subsidiaries have adopted, maintained, and, except as would not reasonably be likely to be, individually or in the aggregate, material to the Business or the Acquired Subsidiaries, adhered to compliance policies and procedures and a system of internal controls, and maintained, except as would not reasonably be likely to be, individually or in the aggregate, material to the Business or the Acquired Subsidiaries, accurate books and records, as and to the extent required by applicable Anti-Corruption Laws.

(b)    Neither Sellers nor any of the Acquired Subsidiaries nor any Representatives thereof (in each case acting for or on behalf of any such Person): (i) is or has been a Sanctioned Person, (ii) has transacted business with or for the benefit of any Sanctioned Person or otherwise violated Sanctions or (iii) except as would not reasonably be likely to be, individually or in the aggregate, material to the Business or the Acquired Subsidiaries, has violated any Export Law.

Section 3.22    Sufficiency of Assets. At the Closing, the Acquired Subsidiaries will own or have the right to use all of the property and assets and obtain all of the services (on the terms and subject to the conditions of the Acquired Contracts governing the provision of such services) used in, held for use or necessary to conduct the Business in all material respects as conducted as of the Closing.

Section 3.23    Absence of Certain Changes or Events. From the Audited Balance Sheet Date to the Execution Date, (a) Sellers and the Acquired Subsidiaries have conducted the Business in the Ordinary Course, (b) Sellers and the Acquired Subsidiaries have not taken or permitted to be taken any actions that would require Buyer’s consent pursuant to Section 6.2(b), if such actions were taken after the Execution Date but prior to the Closing or earlier termination of this Agreement and (c) a Material Adverse Effect has not occurred.

Section 3.24    Joint Ventures.

(a)    There is no Litigation pending or threatened against the Joint Ventures or their respective Subsidiaries, other than those that would not have a Material Adverse Effect.

(b)    Since the Spin-Off Date, (i) the Joint Ventures have complied with, and their respective businesses have been conducted in compliance with, all applicable Laws and Governmental Authorizations, except for failures to comply that would not have a Material Adverse Effect, (ii) the Joint Ventures have not received any written notice alleging any violation under any applicable Law, except for violations that would not have a Material Adverse Effect, and (iii) the Joint Ventures have all Governmental Authorizations necessary for the conduct of their respective businesses as currently conducted, other than those the absence of which would not have a Material Adverse Effect.

(c)    The audited consolidated financial statements of the Joint Ventures set forth in Section 3.24(c) of the Seller Disclosure Schedule were prepared in accordance with applicable accounting principles and fairly presented, in all material respects, the consolidated financial position of the Joint Ventures and their respective consolidated Subsidiaries as of the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods set forth therein.

(d)    Except as would not reasonably be likely to be, individually or in the aggregate, material to the Business, taken as a whole, neither the Joint Ventures nor any of their respective

Representatives (in each case acting for or on behalf of any such Person), has (i) made any unlawful bribe, rebate, payoff, influence payment, kickback or payment in violation of any applicable Anti-Corruption Law or (ii) been the subject of any allegation or enforcement proceeding, or any inquiry or investigation, regarding any possible violation of Anti-Corruption Laws, Sanctions or Export Laws.

(e)    Neither the Joint Ventures nor any of their respective Representatives (in each case acting for or on behalf of any such Person): (i) is or has been a Sanctioned Person, (ii) has transacted business with or for the benefit of any Sanctioned Person or otherwise violated Sanctions or (iii) except as would not reasonably be likely to be, individually or in the aggregate, material to the Business, taken as a whole, has violated any Export Law.

Section 3.25    Broker and Finders. Except for Morgan Stanley & Co. LLC and Perella Weinberg Partners L.P. (the “Seller Financial Advisors”) (whose fees and expenses shall be solely borne by Sellers as an Excluded Liability), neither Sellers nor any of their Affiliates has employed or entered into any Contract with any agent, broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with this Agreement or the Transaction. Except for amounts payable to Morgan Stanley & Co. LLC and Perella Weinberg Partners L.P., neither Sellers nor their Affiliates are liable for any investment banking fee, finder’s fee, brokerage payment or other like payment in connection with the origination, negotiation or consummation of the Transaction that will be the obligation of any Acquired Subsidiary, and neither Sellers nor their Affiliates are party to any agreement which might give rise to any valid claim against any Acquired Subsidiary for any such fee commission or similar payment. There is no Contract between any of the Acquired Subsidiaries, on the one hand, and any of the Seller Financial Advisors, on the other hand.

Section 3.26    No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, Section 9.17, the other Transaction Documents or in any certificate delivered with respect to this Agreement, neither Sellers nor any other Person makes any other express or implied representation or warranty on behalf of Sellers. For the avoidance of doubt, neither Sellers nor any other Person gives or makes any warranty or representation as to the accuracy or reasonableness of any forecasts, estimates, projections, statements of intent or statements of opinion provided to Buyer or any of its Affiliates or any of their respective Representatives, including in any information memorandum, any management presentations and any other information made available to Buyer or any of its Affiliates or any of their respective Representatives. Except as provided in this Article III, the other Transaction Documents or in any certificate delivered with respect to this Agreement, no Person makes any representation or warranty to Buyer or any of its Affiliates or any of their respective Representatives regarding the probable success or profitability of the Business.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Sellers as of the Execution Date and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and correct as of such date or period of time), as follows:

Section 4.1    Organization and Qualification. Buyer is a private limited liability company duly organized, validly existing and in good standing under the laws of the Netherlands. Buyer has all requisite corporate power and authority to own, lease and operate its respective properties and assets, and to carry on its respective business as currently conducted. Buyer is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its respective properties and assets or the conduct of its respective business requires such qualification, except for failures to be so qualified or in good standing that would not, individually or in the aggregate, prevent or materially impair Buyer’s ability to consummate the Transaction or to perform its obligations hereunder.

Section 4.2    Corporate Authorization. Buyer has full corporate power, authority and capacity to execute and deliver this Agreement and or any other Transaction Document to which Buyer is a party and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Buyer of this Agreement and any other Transaction Document to which Buyer is a party have been duly and validly authorized and no additional corporate or shareholder authorization or consent is required in connection with the execution, delivery and performance by Buyer of this Agreement or any other Transaction Document to which Buyer is a party.

Section 4.3    Adequate Assurance. Buyer and/or the Debtor Acquired Subsidiaries, as of the Closing Date, will be capable of satisfying the conditions contained in sections 365(b)(1)(C) and 365(f) of the Bankruptcy Code with respect to the Closing Assumed Contracts, as applicable.

Section 4.4    Consents and Approvals. Subject to the Bankruptcy Court’s entry of the Bidding Procedures Order and the Confirmation Order, no consent, approval, waiver, authorization, notice or filing is required to be obtained by Buyer from, or to be given by Buyer to, or made by Buyer with, any Government Entity or Self-Regulatory Organization or other Person in connection with the execution, delivery and performance by Buyer of this Agreement , other than those the failure of which to obtain, give or make would not, individually or in the aggregate, prevent or materially impair Buyer’s ability to consummate the Transaction or to perform its obligations hereunder.

Section 4.5    Non-Contravention. The execution, delivery and performance by Buyer of this Agreement, and the consummation of the Transaction, does not and will not (i) conflict with, contravene or violate any provision of the Organizational Documents of Buyer, (ii) assuming the receipt of all Seller Required Approvals and subject to the Bankruptcy Court’s entry of the Bidding Procedures Order and the Confirmation Order, to the Knowledge of Buyer, conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any right or obligation of Buyer under, or result in a loss of any benefit to which Buyer is entitled under, any material contract, agreement or arrangement to which it is a party or result in the creation of any Encumbrance upon any of its assets, or (iii) assuming the receipt of all Seller Required Approvals, to the Knowledge of Buyer, violate or result in a breach of or constitute a default under any Law to which Buyer is subject, or under any Governmental Authorization, other than, in the cases of clauses (ii) and (iii), conflicts, breaches, terminations, defaults, cancellations, modifications, accelerations, losses, violations or Encumbrances (other than Permitted Encumbrances) that would not, individually or in the aggregate, prevent or materially impair Buyer’s ability to consummate the Transaction or to perform its obligations hereunder.

Section 4.6    Binding Effect. Subject to the Bankruptcy Court’s entry of the Bidding Procedures Order and the Confirmation Order, this Agreement, when executed and delivered by Sellers, will constitute a valid and legally binding obligation of Buyer enforceable against it in accordance with its terms, subject further to the Enforceability Exceptions.

Section 4.7    Litigation and Claims. There is no Litigation pending or, to the Knowledge of Buyer, threatened against Buyer that, individually or in the aggregate, would materially impair the ability of Buyer to effect the Closing or to perform its obligations hereunder. Buyer is not subject to any Order that, individually or in the aggregate, would materially impair the ability of Buyer to effect the Closing or to perform its obligations hereunder.

Section 4.8    Financial Capability.

(a)    As of the Execution Date, Buyer has delivered to Sellers true, correct, complete and fully executed copies of (i) a commitment letter and fee letter associated therewith (including all attached exhibits, schedules, annexes, and term sheets thereto that are delivered as of the Execution Date, and as amended from time to time after the Execution Date in compliance with Section 6.12, the “Debt Commitment Letter”) dated and in effect on the Execution Date from the Debt Financing Sources party thereto confirming their respective commitments to provide Buyer with debt financing for the Financing Purposes in the amount set forth therein (the “Debt Financing”), and (ii) a commitment letter (the “Equity Commitment Letter” and together with the Debt Commitment Letter, the “Financing Commitment Letters”) dated and in effect on the Execution Date from KPS Special Situations Fund V, LP and KPS Special Situations Fund V (A), LP (the “Equity Financing Sources”) confirming its commitment to provide Buyer with equity financing for the Financing Purposes in the amount set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).

(b)    The Equity Commitment Letter is in full force and effect and is a valid, legal and binding obligation of Buyer and the other parties thereto, enforceable against Buyer and the other parties thereto in accordance with its terms (subject to the Enforceability Exceptions). The Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Buyer or (as applicable) its Affiliates that are party to the Debt Commitment Letter (the “Financing Affiliates”) and, to the Knowledge of Buyer, the other parties thereto, enforceable against Buyer and/ or the Financing Affiliates (as applicable) and, to the Knowledge of Buyer, the other parties thereto in accordance with its terms (subject to the Enforceability Exceptions). As of the Execution Date, none of the Financing Commitment Letters have been amended, modified, or terminated in any respect, and the respective commitments contained in the Financing Commitment Letters have not been withdrawn, rescinded or otherwise modified in any respect. As of the Execution Date, no event has occurred that (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach or default under the Financing Commitment Letters on the part of Buyer and the Financing Affiliates. All fees (if any) required to be paid under the Financing Commitment Letters on or prior to the Execution Date have been paid in full.

(c)    There are no conditions precedent directly or indirectly related to the funding of the full amount of the Financing other than as expressly set forth in the Financing Commitment Letters. As of the Execution Date, Buyer does not have any reason to believe that any of the conditions to the Financing that are within the control of the Buyer or the Financing Affiliates will not be satisfied on a timely basis or that the Financing will not be available to Buyer on the date on which the Closing should occur pursuant to Section 2.6. Other than the Financing Commitment Letters, there are no other contracts, arrangements or understandings entered into by Buyer and the Financing Affiliates related to the funding or investing, as applicable, of the Financing except for (i) customary fee or fee credit letters and engagement letters relating to the Debt Financing, (ii) customary engagement letters or non-disclosure agreements which do not impact the conditionality of the Financing or (iii) those other agreements that would not reasonably be expected to adversely affect the availability of any portion of the Financing and which do not impact the conditionality of the Financing. As of the Execution Date, a true, correct complete and fully executed copy of each fee or fee credit letter related to the Debt Financing as in effect on the date of this Agreement has been provided to Sellers, with only the fee amounts, “market flex”, “securities demand,” (as to economic or other commercially sensitive terms only), pricing terms, pricing caps and other commercially sensitive terms redacted; provided, however, that no redacted term provides that the aggregate amount or net cash proceeds of the Debt Financing set forth in the unredacted portion of the Debt Commitment Letter could be reduced below the amount necessary to consummate transactions contemplated by this Agreement on the Closing Date (giving effect to the Equity Financing), or adds any conditions or contingencies to the availability of all or any portion of the Debt Financing (other than, in each case, any fees, expenses, original issue discounts and similar premiums and charges) or the enforceability of the Debt Commitment Letter. There are no side letters or other agreements relating to the Financing Commitment Letters that would (A) impair, delay or prevent the consummation of the transactions contemplated hereby, (B) reduce the aggregate amount of the Financing, to an amount less than required to satisfy the Financing Purposes (giving effect to the Equity Financing), (C) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing or adversely impact the ability of Buyer or the Financing Affiliates (as applicable) to enforce its or their (as applicable) rights against the other parties to the Financing Commitment Letters or (D) otherwise reasonably be expected to adversely affect the ability of Buyer to timely consummate the transactions contemplated hereby and on the Closing Date.

(d)    Assuming the Financing is funded on the Closing Date in accordance with the Commitment Letters, the accuracy in all material respects of the representations and warranties of Sellers contained in this Agreement, and the performance in all material respects by the Sellers and their respective Affiliates of its and their obligations under this Agreement, including, but not limited to, the obligations set forth in Section 6.13, the aggregate proceeds of the Financing are in an amount sufficient to (i) pay the amounts payable by Buyer at the Closing pursuant to Article II and (ii) pay all related fees and expenses of Buyer pursuant to this Agreement (collectively, the “Financing Purposes”). Buyer affirms that it is not a condition to the Closing that Buyer obtains financing for or related to any of the transactions contemplated hereby.

(e)    The Equity Commitment Letter provides that each Seller is an express third-party beneficiary thereto for the purpose of seeking, and is entitled to seek, specific performance of Buyer’s right to cause the Equity Financing to be funded thereunder, and, in connection therewith, each Seller has the right to an injunction, or other appropriate form of specific performance or equitable relief, to cause Buyer to cause, or to directly cause, the Equity Financing Sources to fund, directly or indirectly, the Equity Financing as, and to the extent permitted by, the Equity Commitment Letter, in each case, when all of the conditions to funding the Equity Financing set forth in the Equity Commitment Letter have been satisfied (in each case subject to Section 9.14(b)).

Section 4.9    Investment Intent. Buyer is financially sophisticated and is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act. Buyer understands that the Acquired Shares have not been registered under the securities Laws of the United States, including the Securities Act, or of any other country and that the Acquired Shares may only be transferred pursuant to a registration statement or an applicable exemption under the Securities Act. Buyer is acquiring the Acquired Shares for its own account, for the present purpose of holding for investment only and not with a view to, or for sale in connection with, any distribution thereof if in violation of applicable securities Laws. Buyer has not, directly or indirectly, offered the Acquired Shares to anyone or solicited any offer to buy the Acquired Shares from anyone, so as to bring to such offer and sale of the Acquired Shares by Buyer within the registration requirements of the Securities Act or the securities Laws of any other jurisdiction.

Section 4.10    Brokers and Finders. Neither Buyer nor any of its Affiliates has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with this Agreement that would be payable by any Seller or any Affiliate of any Seller. Neither Buyer nor any of its Affiliates are liable for any investment banking fee, finder’s fee, brokerage payment or other like payment in connection with the origination, negotiation or consummation of the Transaction that would be payable by any Seller or any Affiliate of any Seller, and neither Buyer nor any of its Affiliates are party to any agreement which might give rise to any valid claim against any Seller or Affiliate of Seller for any such fee commission or similar payment.

Section 4.11    Due Diligence by Buyer. Buyer (on behalf of itself and each of its Affiliates) acknowledges and agrees that:

(a)    the representations and warranties of Sellers set forth in Article III, Section 9.17, any other Transaction Document or in any certificate delivered with respect to this Agreement (the “Covered Representations”) are the only representations and warranties of any kind given by or on behalf of Sellers, and all other representations and warranties of any kind or nature expressed or implied (including, any relating to the future or historical financial condition, results of operations, revenues, expenses, assets, liabilities or other financial information included in the Business or the Acquired Assets or the quality, quantity or condition of the assets of the Business or the Acquired Assets) are specifically disclaimed by Sellers, and none of Sellers, their respective Affiliates (including the Acquired Subsidiaries) or their respective Representatives make or provide any other warranty or representation, and Buyer hereby waives (on behalf of itself and each of its Affiliates) any other warranty or representation, in each case, express or implied, as to the quality, merchantability, fitness for a particular purpose or condition of the Business or the Acquired Assets or any part thereof;

(b)    to the extent that Buyer has received any forecasts, estimates and projections, statements of intent or statements of opinion, including projected financial statements, cash flow items, capital expenditure budgets, other financial information, market intelligence and predictions and certain business plan information, including in any information memorandum, any management presentations or any other information, Buyer acknowledges and agrees that, except for the Covered Representations, (i) there are uncertainties inherent in attempting to make such projections and forecasts and, accordingly, Buyer is not relying on them, (ii) Buyer is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections and forecasts, (iii) Buyer has no claim under or in connection with this Agreement against anyone with respect to the accuracy of such projections and forecasts, and (iv) none of Sellers, their respective Affiliates or any of their respective Representatives have made any representation, warranty or indemnity with respect to such projections and forecasts; and

(c)    (i) Buyer has engaged expert advisors experienced in the evaluation and acquisition of companies such as the Acquired Subsidiaries and businesses such as the Business, as contemplated hereby, (ii) it has conducted a due diligence exercise in relation to the Business and the Acquired Assets, it has received the Seller Disclosure Schedule, it has been provided with, among other things, access to the Virtual Data Room, including all materials regarding the Business and the Acquired Assets contained therein (and not removed), from June 15, 2020 to the first (1st) Business Day prior to the Execution Date, (iii) it has been afforded the opportunity to request additional information to evaluate the merits of the Transaction, and (iv) in making its decision to enter into this Agreement and consummate the Transaction, Buyer has relied exclusively upon the Covered Representations and its own efforts and opinions and those of its Representatives, including its own professional, legal, financial, tax and other advisors.

Section 4.12    No Other Representations or Warranties . Except for the representations and warranties contained in this Article IV, any other Transaction Document or in any certificate delivered with respect to this Agreement, neither Buyer nor any other Person makes any other express or implied representation or warranty on behalf of Buyer.

ARTICLE V

BANKRUPTCY COURT MATTERS

Section 5.1    Bankruptcy Actions.

(a)    As promptly as practicable after the Execution Date and the commencement of the Bankruptcy Cases, Sellers shall file with the Bankruptcy Court a motion seeking entry of the Bidding Procedures Order, which shall, among other things, (i) approve and authorize payment of the Termination Payment and the Expense Reimbursement Payment, and (ii) establish procedures for the conduct of the auction with respect to the Acquired Assets (the “Auction”). Buyer agrees that it will reasonably cooperate with Seller Parent in obtaining entry of the Bidding Procedures Order.

(b)    Sellers shall file such motions or pleadings as may be appropriate or necessary to assume and assign the Acquired Contracts and Acquired Leases and to determine the amount of the Cure Costs.

(c)    Bankruptcy Court Milestones. Sellers shall comply with the following milestones (“Bankruptcy Court Milestones”):

(i)    by the date which is one (1) Business Day following the Execution Date, Sellers shall file petitions commencing the Bankruptcy Cases with the Bankruptcy Court (such date of filing, the “Petition Date”);

(ii)    by the date which is two (2) Business Days following the Petition Date, Sellers shall file with the Bankruptcy Court a motion seeking approval of the Bidding Procedures Order and a motion to approve debtor-in-possession financing and the use of cash collateral;

(iii)    by the date which is five (5) Business Days following the Petition Date, the Bankruptcy Court shall have entered (x) the Cash Collateral Order and (y) the Order approving the debtor-in-possession financing on an interim basis;

(iv)    by the date which is thirty five (35) days following the Petition Date, the Court shall have entered (x) the Bidding Procedures Order (y) the Cash Collateral Order on a final basis and (z) the Order approving the debtor-in-possession financing on a final basis;

(v)    by the date which is thirty five (35) days following the Petition Date, Sellers shall file with the Bankruptcy Court (x) a motion seeking approval of the Disclosure Statement and (y) the Plan;

(vi)    the final date for submitting a qualified bid, as set forth in the approved Bidding Procedures Order, shall be no later than the date which is sixty (60) days following the Petition Date;

(vii)    the Sellers shall hold the Auction no later than the date which is sixty five (65) days following the Petition Date;

(viii)    by the date which is ninety (90) days following the Petition Date, the Court shall have entered the Disclosure Statement Order; and

(ix)    the Court shall have entered the Confirmation Order no later than the date which is one hundred and fifty (150) days following the Petition Date.

(d)    The Bankruptcy Court Milestones may be extended upon mutual agreement between Sellers and Buyer; provided that any Bankruptcy Court Milestone that involves the entry of an order by the Bankruptcy Court may be extended by the Debtors up to five (5) Business Days for scheduling purposes in consultation with Buyer.

(e)    Buyer shall reasonably cooperate with Seller Parent to assist in obtaining the Bankruptcy Court’s entry of Disclosure Statement Order and the Confirmation Order.

(f)    Upon Buyer’s written request, Sellers shall, and shall cause any of its Subsidiaries to, promptly include itself or such Subsidiary as a Debtor (including filing any and all necessary or appropriate petitions, motions or pleadings).

(g)    Sellers shall provide advance initial draft copies of all definitive documents for the Restructuring (as defined in the RSA) to Buyer’s counsel at least three (3) Business Days to the extent reasonably practicable (and in any event, at least one (1) Business Day) prior to the date when the Sellers intend to file the applicable definitive documents with the Bankruptcy Court. Sellers shall do all things reasonably necessary and proper to support and consummate the Restructuring in accordance with the RSA. Sellers shall ensure that the Plan, the Disclosure Statement and any other definitive documents for the Restructuring are each in form and substance reasonably acceptable to Buyer.

Section 5.2    Confirmation Order.

(a)    The Confirmation Order shall, among other things, (i) approve, pursuant to sections 105, 363, 365 and 1123 of the Bankruptcy Code, (A) the execution, delivery and performance by Sellers of this Agreement, (B) the sale of the Acquired Assets to Buyer on the terms set forth herein and free and clear of all Encumbrances (other than, (i) solely in the case of Acquired Assets that are not Acquired Equity, Permitted Encumbrances, and (ii) solely in the case of Acquired Equity, transfer restrictions of general application imposed by securities Laws), (C) the performance by Sellers of their respective obligations under this Agreement, (D) the assumption of the Assumed Liabilities by Buyer on the terms set forth herein, and (E) the assumption and assignment to Buyer of each of the Closing Assumed Contracts and other Acquired Assets on the terms set forth herein; (ii) find that Buyer is a “good faith” purchaser within the meaning of the Bankruptcy Code, find that Buyer is not a successor to Sellers, and find that Buyer has provided adequate assurance of future performance with respect to the Closing Assumed Contracts; (iii) approve the consummation of the Debt Financing; (iv) release, terminate and discharge the obligations under the Honeywell Agreements that are incurred or guaranteed by any of the Acquired Subsidiaries (and release any Encumbrances by any Acquired Subsidiary or granted by a Seller of an Acquired Subsidiary over its equity interests in that Acquired Subsidiary (in each case, if any such Encumbrances shall so exist)), (v) include such other provisions as are necessary to effectuate the Transaction (including, for the avoidance of doubt, any provisions relating to the discharge of claims against the Debtors including the Excluded Liabilities) and (iv) prohibit the Sellers, their respective Affiliates, the plan administrator to be selected in the Plan, the Liquidating Trustee (as defined in the global restructuring term sheet attached as Exhibit 2 hereto), and other Representatives of Sellers’ bankruptcy estates and any other person or entity acting on behalf of any of the foregoing (collectively, the “Sellers Group”) from entering into or agreeing to enter into a Settlement (as defined below) with or relating to the Honeywell Claims or any other claim against or relating to Honeywell or any of its Affiliates, except to the extent permitted by Section 5.2(c) below. Buyer agrees that it will promptly take such actions as are reasonably requested by Seller Parent to assist in obtaining Bankruptcy Court approval of the Confirmation Order, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court for purposes, among others, of (x) demonstrating that Buyer is a “good faith” purchaser under the Bankruptcy Code and (y) establishing adequate assurance of future performance within the meaning of section 365 of the Bankruptcy Code.

(b)    In the event the entry of the Bidding Procedures Order or Confirmation Order shall be appealed (or if any petition for certiorari or motion for reconsideration, amendment, clarification, modification, vacation, stay, rehearing or reargument shall be filed with respect to the Bidding Procedures Order or Confirmation Order), Sellers shall defend such appeal, petition or motion.

(c)    From and after the Execution Date and through the Closing Date, without the prior written consent of Buyer, none of the Sellers Group shall (i) enter into or agree to enter into any settlement, compromise or release with respect to any Litigation or Order or other dispute relating to the Business, the Acquired Assets or Assumed Liabilities, including the Honeywell Claims or any other claim relating to Honeywell or any of its Affiliates (a “Settlement”), unless such Settlement (x) does not involve any monetary relief (other than (A) monetary relief paid by Sellers after the Closing (or solely payable by Sellers prior to the Closing and constituting an Excluded Liability) or paid to Sellers solely in respect of an Excluded Asset or (B) monetary relief in an amount less than one million Dollars ($1,000,000) individually or five million Dollars ($5,000,000) in the aggregate) and (y) does not involve any non-monetary relief binding on or adversely impacting Buyer, the Acquired Subsidiaries, any of their respective Affiliates or the Acquired Assets or (ii) initiate (including through an amended complaint) any material Litigation relating to the Business, the Acquired Assets or the Assumed Liabilities, except as set forth in Section 5.2 of the Seller Disclosure Schedule. In addition, from and after the Execution Date (for the avoidance of doubt, including periods after the Closing Date), without the prior written consent of Buyer, none of the Sellers Group shall enter into or agree to enter into any Settlement relating to the Honeywell Claims or any other Litigation, claim or dispute with or relating to Honeywell or any of its Affiliates, unless such Settlement includes a full release by Honeywell (on behalf of itself and its Affiliates) of the Acquired Subsidiaries and the properties of the Acquired Subsidiaries (and Buyer and its other Affiliates and the Buyer’s and its other Affiliates’ respective Representatives with respect to any claims relating to any of the Acquired Subsidiaries, the properties of the Acquired Subsidiaries, the Business, the Honeywell Agreements or the Transaction); provided that such release may exclude obligations (other than Excluded Liabilities) arising under Assumed Contracts. Notwithstanding the foregoing sentence, Seller Parent shall provide Buyer with at least five (5) Business Days’ notice prior to the entry into any Settlement.

Section 5.3    Alternative Transactions.

(a)    Consummation of the Transaction is subject to approval by the Bankruptcy Court and the consideration by Debtors and the Bankruptcy Court of higher or better competing bids. From and after the Execution Date until the Auction is declared closed by Debtors in accordance with the Bidding Procedures Order (or, if the Debtors determine no Auction is necessary, the date of such determination), Sellers and the other Debtors shall be permitted to cause their respective Representatives and Affiliates to (i) initiate contact with, or solicit or encourage submission of any inquiries, proposals or offers by, any Person (in addition to Buyer and its Affiliates, agents and representatives) with respect to any transaction (or series of transactions) involving the direct or indirect sale, transfer or other disposition of all, or a material portion of, the Acquired Assets to a purchaser or purchasers other than Buyer or effecting any other transaction (including involving Honeywell or any of its Affiliates whether or not involving a transfer of assets or business) the consummation of which would be substantially inconsistent with or in lieu of the Transaction, including by way of any merger, share purchase or exchange, asset purchase, tender offer, business combination, consolidation, joint venture, license, restructuring, reorganization, recapitalization, spin-off, split-off, or other transaction (an “Alternative Transaction”), and (ii) respond to any inquiries or offers with respect to an Alternative Transaction (whether in combination with other assets of Sellers and the other Debtors or otherwise) and perform any and all other acts related thereto which are required or permitted under the Bankruptcy Code, the Bidding Procedures Order or other applicable Law, including supplying information relating to the Business and the assets of Sellers to prospective purchasers; provided, that any non-public information provided to any Person in connection with an Alternative Transaction shall be provided to Buyer prior to or concurrently with the time it is provided to such Person.

(b)    If, pursuant to the terms of the Bidding Procedures Order, Sellers receive a Good Faith Deposit (as defined in the Bidding Procedures Order) from any Person other than Buyer, within fourteen (14) calendar days of notice thereof, Buyer shall deposit with the Escrow Agent an amount equal to the Reverse Termination Payment (the “Deposit Escrow Amount”), to be released by the Escrow Agent and delivered to either Buyer or Sellers in accordance with the provisions of this Agreement and the Escrow Agreement. The Deposit Escrow Amount (together with all accrued investment income thereon, if any) shall be distributed upon the delivery of joint written instructions by Buyer and Seller Parent as follows:

(i)    if the Closing shall occur, the Deposit Escrow Amount shall be applied towards the Estimated Purchase Price in accordance with Section 2.5 and such Deposit Escrow Amount, together with all accrued investment income thereon, if any, shall be delivered to Sellers, in accordance with this Agreement and the Escrow Agreement;

(ii)    if this Agreement is terminated in a manner triggering payment of the Reverse Termination Payment pursuant to Section 8.2(c), the Deposit Escrow Amount, together with all accrued investment income thereon, if any, shall be delivered to Sellers, in accordance with this Agreement and the Escrow Agreement and in satisfaction of Buyer’s obligation to deliver the Reverse Termination Payment pursuant to Section 8.2(c);

(iii)    if this Agreement is terminated for any reason other than in a manner that would trigger payment of the Reverse Termination Payment pursuant to Section 8.2(c), the Deposit Escrow Amount, together with all accrued investment income thereon, if any, shall be delivered to Buyer, in accordance with this Agreement and the Escrow Agreement, by no later than the date that the Good Faith Deposits are required to be returned to their respective owners pursuant to the Bidding Procedures Order (which in no event shall be later than the Back-up Termination Date).

(c)    If, upon completion of the Auction held in accordance with the Bidding Procedures Order, Sellers have agreed to sell their assets under an Alternative Transaction, Sellers may select Buyer as an Alternate Bidder (as defined in the Bidding Procedures Order) to consummate the Transaction on the terms and conditions contained herein (as revised in the Auction), or may select another Alternate Bidder as provided in the Bidding Procedures Order. Buyer hereby agrees and acknowledges that it shall serve as an Alternate Bidder if so selected by Sellers within three (3) Business Days of the completion of the Auction; provided that such selection must be prior to the Back-up Termination Date and Buyer will be required to serve as an Alternate Bidder only until the Back-up Termination Date.

(d)    Sellers agree that all pleadings with respect to the Transaction, including any reply in support thereof or any pleading relating to the assignment or assumption of Contracts, shall be provided to Buyer no later than three (3) Business Days prior to filing or as otherwise as soon as reasonably practicable prior to filing and shall be reasonably acceptable to Buyer. Buyer and Sellers understand and agree that the Transactions are subject to approval by the Bankruptcy Court.

ARTICLE VI

COVENANTS

Section 6.1    Access and Information.

(a)    From the Execution Date until the Closing, subject to any limitations imposed by the Bankruptcy Code or the Bankruptcy Court and any applicable Laws (including COVID-19 Measures), Sellers shall (i) afford Buyer and its Representatives (including representatives of entities providing or arranging financing for Buyer) reasonable access, during regular business hours and upon reasonable advance notice, to the premises, assets, management-level and other key Employees, facilities, properties, Contracts and books and records of the Business, (ii) furnish, or cause to be furnished, to Buyer any financial and operating data and other information that is available with respect to the Business as Buyer from time to time reasonably requests and (iii) instruct the Employees, and their counsel and financial advisors to cooperate with Buyer in its investigation of the Business, including instructing their accountants to give Buyer reasonable access to the accountants’ work papers; provided, however, that in no event shall Buyer have access to any information that, based on advice of Seller Parent’s outside counsel, would be reasonably likely to create any Liability under applicable Laws, including antitrust, competition and merger control Laws, or would destroy any legal privilege or result in the disclosure of any trade secrets of third parties in violation of Law. Notwithstanding the foregoing, Sellers shall use commercially reasonable efforts from and after the Execution Date until the Closing Date or the termination of this Agreement in accordance with its terms to make appropriate substitute arrangements to permit disclosure not in violation of such privilege or applicable Law (including COVID-19 Measures). All requests for information made pursuant to this Section 6.1(a) shall be directed to an executive officer of Seller Parent or such Person or Persons as may be designated by Seller Parent. All information received pursuant to this Section 6.1(a) shall be governed by the terms of the Confidentiality Agreement.

(b)    Buyer agrees to retain all Acquired Books and Records for a commercially reasonable period following the Closing and to afford Seller Parent and its Representatives reasonable access thereto, during regular business hours and upon reasonable advance notice, to the extent that such access is reasonably related to any Excluded Assets or Excluded Liabilities or otherwise necessary for Sellers or Seller Parent to comply with the terms of this Agreement or any applicable Law. Sellers agree to retain, or cause to be retained, all books, ledgers, files, reports, plans, records, manuals and other materials (in any form or medium) that are included in the Excluded Assets for a commercially reasonable period following the Closing and to afford Buyer and its Representatives reasonable access thereto, during regular business hours and upon reasonable advance notice, to the extent in each case that such access is reasonably related to any Acquired Assets or Assumed Liabilities or otherwise necessary for Buyer to comply with the terms of this Agreement or any applicable Law or for any reasonable business purpose. In no event shall either Party have access under this Section 6.1(b) to any information that (x) based on advice of counsel, would create any potential Liability under applicable Laws, including antitrust, competition and merger control Laws, or would destroy any legal privilege or (y) in its reasonable judgment, would (A) result in the disclosure of any trade secrets of third parties or (B) violate any confidentiality obligations so long as, with respect to confidentiality, such party has made reasonable efforts to obtain a waiver regarding the possible disclosure from the third party to whom is owed an obligation of confidentiality.

Section 6.2    Conduct of Business.

(a)    From the Execution Date to the Closing Date, except (i) as set forth in Section 6.2 of the Seller Disclosure Schedule, (ii) as expressly permitted by the terms of this Agreement, (iii) as required by applicable Law (including the COVID-19 Measures) or any Order of the Bankruptcy Court which Order is consistent with this Agreement, (iv) as a result of the commencement of the Bankruptcy Cases or any limitations on operations imposed by the Bankruptcy Code or the Bankruptcy Court, (v) as reasonably undertaken, consistent with actions taken by similarly situated industry participants and, except where not reasonably practicable in light of an imminent threat to health and safety, in prior consultation with Buyer, to respond to the actual or anticipated effects on the Business or the Acquired Subsidiaries of COVID-19 or COVID-19 Measures, (vi) as may be necessary or advisable to file and prosecute the Bankruptcy Cases in accordance with the terms of this Agreement or (vii) as Buyer may approve in writing (such approval not to be unreasonably conditioned, withheld, or delayed), Sellers shall, and shall cause the Acquired Subsidiaries to, (A) conduct the Business in the Ordinary Course, (B) use commercially reasonable efforts to (1) preserve intact the Business and their relationships with customers, suppliers, creditors, employees and other material commercial counterparties and (2) maintain in force all Governmental Authorizations and (C) pay for at least eighty percent (80%) of all capital expenditures that Sellers and the Acquired Subsidiaries are scheduled to make pursuant to the capital expenditure budget attached as Exhibit 6.

(b)    From the Execution Date to the Closing Date, except (i) as set forth in Section 6.2(b) of the Seller Disclosure Schedule, (ii) as expressly permitted by the terms of this Agreement, (iii) as required by applicable Law or required by any Order of the Bankruptcy Court which Order is consistent with this Agreement, (iv) as a result of the commencement of the Bankruptcy Cases or any limitations on operations imposed by the Bankruptcy Code or the Bankruptcy Court, (v) as Buyer may approve in writing (such approval not to be unreasonably conditioned, withheld, or delayed), or (vi) as relates solely and exclusively to any Excluded Assets (other than a Rejected Debtor Contract) or Excluded Liabilities, Sellers shall not, and shall cause the Acquired Subsidiaries not to:

(i)    adopt or propose any change in the Organizational Documents of any Seller or Acquired Subsidiary (whether by merger or otherwise);

(ii)    declare, pay or set aside any non-cash dividends or distributions on the Acquired Equity;

(iii)    issue or authorize the issuance of any Equity Security of the Acquired Subsidiaries (other than the issuance of shares by a wholly owned Acquired Subsidiary to another wholly owned Acquired Subsidiary) or sell, pledge, dispose of, grant, transfer, encumber, or authorize the sale, pledge, disposition, grant, transfer or encumbrance of, or amend or modify the terms of, the Acquired Equity, excluding, for the avoidance of doubt, the issuance of shares by Seller Parent in respect of Seller Parent equity awards outstanding as of the Execution Date in accordance with their terms and the applicable stock incentive plan as in effect on the Execution Date;

(iv)    reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any Equity Securities of an Acquired Subsidiary, excluding, for the avoidance of doubt, the withholding of shares of Seller Parent to satisfy withholding Tax obligations in respect of Seller Parent equity awards outstanding as of the Execution Date in accordance with their terms and the applicable stock incentive plan as in effect on the Execution Date;

(v)    merge or consolidate any Seller or Acquired Subsidiary with any other Person, except for any such transactions among wholly owned Acquired Subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on their respective assets, operations or businesses;

(vi)    other than commencement of the Bankruptcy Cases, take any action to initiate any insolvency proceeding of any character, including bankruptcy, receivership, reorganization, composition, administration or an arrangement with creditors, voluntary or involuntary, of any Seller or any Acquired Subsidiary or any of their respective assets or properties;

(vii)    acquire, directly or indirectly, any assets or properties, other than raw materials and supplies in the Ordinary Course or in connection with capital expenditures permitted under this Section 6.2, with a purchase price, individually or in the aggregate, in excess of two million five hundred thousand Dollars ($2,500,000) (or, if fully paid prior to the Adjustment Time, in excess of ten million Dollars ($10,000,000));

(viii)    sell, transfer or otherwise dispose of any assets or properties (including any Acquired Assets), other than inventory and immaterial obsolete or unused equipment in the Ordinary Course, with a value, individually or in the aggregate, in excess of two million five hundred thousand Dollars ($2,500,000);

(ix)    acquire or dispose of (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any corporation, partnership, limited liability company or other business organization, business or division or any related securities or interests in any business organization, or make any investment in any Person or enter into any joint venture, partnership or other similar arrangement;

(x)    sell, assign, license, sublicense, abandon, allow to lapse, transfer or otherwise dispose of, or create or incur any Encumbrance on or otherwise fail to take any commercially reasonable action necessary to maintain, enforce or protect, any material Acquired Intellectual Property, other than in the Ordinary Course (A) pursuant to non-exclusive licenses or (B) for the purpose of disposing of immaterial assets Sellers reasonably believe to be obsolete, unused or worthless;

(xi)    create or incur any material Encumbrance on any Acquired Asset, other than a Permitted Encumbrance;

(xii)    make any loans, advances, guarantees or capital contributions to or investments in any Person (other than a wholly owned Acquired Subsidiary);

(xiii)    incur any Indebtedness for borrowed money or assume, grant, endorse, guarantee or otherwise become responsible for such Indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of any Acquired Subsidiaries, except for (A) short-term Indebtedness for borrowed money incurred in the Ordinary Course in an amount up to ten million Dollars ($10,000,000) in the aggregate that will be treated as Closing Date Indebtedness or repaid prior to the Adjustment Time, (B) Indebtedness in replacement of (i.e., in the same quantum as) existing Indebtedness for borrowed money on terms substantially consistent with or more beneficial to Sellers than the Indebtedness being replaced, (C) any intercompany Indebtedness solely among wholly owned Acquired Subsidiaries or (D) any Indebtedness incurred in the Ordinary Course which will be repaid at or before the Adjustment Time (including for the avoidance of doubt, any debtor-in-possession financing);

(xiv)    make any changes with respect to accounting policies, practice, or procedures except as required by applicable Law or U.S. GAAP;

(xv)    except as required pursuant to the terms of any Benefit Plan in effect as of the Execution Date, or as otherwise required by applicable Law: (A) become a party to, establish, adopt, amend or terminate any Benefit Plan (or any arrangement that would have been a Benefit Plan had it been entered into prior to the Execution Date) or any Labor Contract, including granting, or amending or modifying, any severance, retention or termination pay, or amending or modifying any employment, change in control or severance agreement, (B) increase or decrease the wages, salaries, bonus or other compensation of any Employee except for increases or decreases in base salary or wages in the

Ordinary Course for current Employees with, in the case of any Employee located outside of Switzerland, base compensation of less than two hundred fifty thousand Dollars ($250,000) and, with respect to any Employee located in Switzerland, base compensation of less than three hundred thousand Dollars ($300,000) (the relevant base compensation, the “Base Compensation Threshold”), (C) grant any new awards, including equity or equity-based awards, or amend or modify the terms of any outstanding awards, under any Benefit Plans, (D) accelerate the timing of vesting or payment of any compensation or awards due to any Employee, (E) hire any Employee other than Employees with base compensation of less than the Base Compensation Threshold; provided, however, that Sellers may hire an Employee to replace a terminated Employee on terms and conditions substantially comparable to those that applied to such terminated Employee, (F) terminate the employment of any Employees with base compensation of the Base Compensation Threshold or more other than for cause and without the payment of severance, (G) transfer the employment of any employee or the engagement of any individual independent contractor from a Seller or any of their Subsidiaries other than the Acquired Subsidiaries to a Acquired Subsidiary or any of their Subsidiaries or from a Acquired Subsidiary or any of their Subsidiaries to Sellers or any of their Subsidiaries other than the Acquired Subsidiaries and their Subsidiaries or (H) fail to fund any Benefit Plans in the Ordinary Course or in accordance with applicable funding requirements, including in respect of timing and amounts;

(xvi)    (A) enter into (including by assignment or acquisition), amend or modify in any material respect, fail to renew, waive compliance with any material obligation under, settle any material claim with respect to, or terminate any Material Contract, or otherwise waive, release or assign any material rights, claims or benefits under any such Material Contract, in each case other than with respect to a Material Contract solely relating to Indebtedness for borrowed money which is permitted by Section 6.2(b)(xiii) or entry in the Ordinary Course into a Contract with a customer or supplier that is a Material Contract solely as a result of clauses (viii) or (ix) of the definition of “Material Contracts” or (B) reject any Acquired Contract, Acquired Lease or Material Contract or seek Bankruptcy Court approval to do so;

(xvii)    commence any voluntary bankruptcy, insolvency, reorganization or moratorium proceeding with respect to any Acquired Subsidiary other than the Bankruptcy Cases (except, following prior consultation with Buyer, for any proceedings relating to the recognition of judgments of the Bankruptcy Court in the Bankruptcy Cases);

(xviii)    take any action in breach of the Bidding Procedures Order or the Confirmation Order;

(xix)    with respect to any material Acquired Asset, (A) agree to allow any form of relief from the automatic stay in the Bankruptcy Cases or (B) fail to use commercially reasonable efforts to oppose any action by a third party to obtain relief from the automatic stay in the Bankruptcy Cases;

(xx)    voluntarily pursue or seek, or fail to use commercially reasonable efforts to oppose any third party in pursuing or seeking, a conversion of any of the Bankruptcy Cases to a case under chapter 7 of the Bankruptcy Code, the appointment of a trustee under chapter 11 or chapter 7 of the Bankruptcy Code and/or the appointment of an examiner with expanded powers;

(xxi)    (A) fail to prepare and timely file all Tax Returns required to be filed, (B) make, change or revoke any material Tax election, (C) change an annual Tax accounting period or any material Tax accounting method, (D) enter into any closing agreement with a tax authority, (E) settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes in excess of one hundred thousand Dollars ($100,000) individually or four hundred thousand Dollars ($400,000) in the aggregate, (F) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or (G) except as required by applicable Law, take or fail to take any action with respect to Taxes that would reasonably be expected to have the effect of increasing the Tax liability of Buyer, its Affiliates or any Acquired Subsidiary by a non-de minimis amount, in each case, (x) with respect to the Acquired Subsidiaries or (y) with respect to the Acquired Assets or the Business;

(xxii)    incur any capital expenditures in excess of two million five hundred thousand Dollars ($2,500,000) individually or ten million Dollars ($10,000,000) in the aggregate, other than those set forth with specificity in the capital expenditure budget set forth on Exhibit 6;

(xxiii)    enter into any material new line of business; or

(xxiv)    agree, authorize or commit to do any of the foregoing.

(c)    Sellers shall, and shall cause the Acquired Subsidiaries to, use their respective commercially reasonable efforts (which shall include exercising all available governance or consent rights) to prevent the Joint Ventures or their respective Subsidiaries from incurring any Indebtedness for the purposes of paying dividends in Cash to the Acquired Subsidiaries. In the event that any Cash is paid to the Acquired Subsidiaries by the Joint Ventures as a result of the Joint Ventures incurring such Indebtedness for such purpose, then such Cash shall not be included in the calculation of Closing Date Cash.

Section 6.3    Reasonable Best Efforts.

(a)    Sellers and Buyer shall cooperate and use their respective reasonable best efforts (i) to fulfill as promptly as practicable the conditions precedent to the other Party’s obligations hereunder in accordance with the Bidding Procedures Order, including in connection with securing as promptly as practicable all consents, approvals, waivers and authorizations required in connection with the Transaction and (ii) to make, or cause to be made, the registrations, declarations and filings (or draft filings where customary) required under the HSR Act and Non-U.S Antitrust Laws with respect to the Transaction as promptly as practicable after the date of this Agreement (and in any event, no later than ten (10) Business Days after the date of this Agreement); provided that, notwithstanding anything to the contrary in this Agreement (x) none of Sellers, Seller Parent or any of their Affiliates may, and Buyer and its Affiliates shall not be required to, commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent and (y) without limiting Buyer’s obligations under this Section 6.3(a), without Buyer’s prior written consent, Sellers shall not, and shall cause their respective Affiliates not to, sell, divest, license or otherwise dispose of any capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses (or commit to do any of the foregoing) in order to obtain any consent from, or enter into any consent decrees with, a Government Entity or third party to the transactions contemplated hereby (but if Buyer so requests, Sellers shall be required to take any of the foregoing actions to the extent such actions are conditioned on the Closing); provided further that, without limiting the foregoing proviso and solely with respect to the jurisdictions set forth on Section 6.3(a) of the Seller Disclosure Schedule, if necessary, Buyer agrees that it will use reasonable best efforts to permit the Closing to occur as promptly as practicable by entering into customary “hold separate” arrangements with the applicable Government Entities (with the consent of such Government Entity) with respect to the Acquired Assets in such jurisdiction and that if such consent is received in any such jurisdiction the receipt of the Non-U.S. Antitrust Clearances in such jurisdiction shall not be a condition precedent to the Closing under Section 7.1(b). Without limiting the generality of the foregoing, Buyer and Sellers will make all filings and submissions required by any antitrust, competition and merger control Laws and any other Laws in connection with the Transaction and use their respective reasonable best efforts to promptly file any additional information requested as soon as practicable after receipt of such request therefor.

(b)    Sellers and Buyer shall cooperate with each other and use their respective reasonable best efforts to furnish to the other Party all information necessary or desirable in connection with making any filing under the HSR Act and for any application or other filing to be made pursuant to any antitrust, competition or merger control Law, and in connection with resolving any investigation or other inquiry by any Government Entity under any antitrust, competition or merger control Laws with respect to the Transaction. Each Party shall promptly inform the other Parties of any communication with, and any proposed understanding, undertaking or agreement with, any Government Entity regarding any such filings or any such transaction. Neither Sellers nor Buyer shall participate in any meeting with any Government Entity in respect of any such filings, investigation or other inquiry without giving the other Party prior notice of the meeting. The Parties shall consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with all meetings, actions and proceedings under or relating to the HSR Act or other antitrust, competition or merger control Laws with respect to the Transaction (including, with respect to making a particular filing, by providing copies of all such documents to the non-filing Party and their advisors prior to filing and, if requested, giving due consideration to all reasonable additions, deletions or changes suggested in connection therewith).

Section 6.4    Tax Matters.

(a)    Tax Return Preparation and Filing. Sellers shall prepare in the Ordinary Course (except as otherwise required by applicable Law) and timely file (A) all Tax Returns that are required to be filed by any Acquired Subsidiary on or before the Closing (“Acquired Subsidiary Tax Returns”) and (B) except if an Asset Sale Election is made, all Applicable Tax Returns. For the avoidance of doubt, if an Asset Sale Election is made, all obligations under this Section 6.4(a) with respect to Applicable Tax Returns shall terminate. Except with respect to Pending Income Tax Returns, Sellers shall deliver drafts of all Acquired Subsidiary Tax Returns or Applicable Tax Returns to Buyer no later than thirty (30) days prior to the date (including extensions) on which such Tax Returns are required to be filed (or as promptly as reasonably practicable, in the case of non-income Tax Returns) for Buyer’s review and comment, and Sellers shall not unreasonably fail to reflect any comments requested by Buyer at least ten (10) days prior to the date (including extensions) on which such Tax Returns are required to be filed (in the case of income Tax Returns) or reasonably promptly in advance of the date (including extensions) on which such Tax Returns are required to be filed (in the case of non-income Tax Returns). With respect to Pending Income Tax Returns: (w) Sellers shall use their reasonable best efforts to deliver preliminary drafts of any Pending Income Tax Returns that are U.S. federal income Tax Returns to Buyer for review and approval in as complete a form as possible no later than ten (10) days following the Execution Date, (x) Sellers shall use their reasonable best efforts to deliver final drafts of Pending Income Tax Returns no later than five (5) days prior to the date (including extensions) on which such Tax Returns are required to be filed, (y) Sellers shall not unreasonably fail to reflect any comments requested by Buyer reasonably promptly in advance of the date (including extensions) on which such Tax Returns are required to be filed and (z) in advance of the delivery of final drafts of Pending Income Tax Returns, the Parties shall reasonably cooperate in timely providing information related thereto as reasonably necessary in connection with Buyer’s review and comment on such Tax Returns. No Acquired Subsidiary Tax Return or Applicable Tax Return shall be filed without the consent of Buyer (not to be unreasonably withheld, conditioned or delayed).

(b)    Limitations. Notwithstanding anything in this Agreement to the contrary, (i) Buyer or any of Buyer’s Affiliates shall not make (or permit any person to make) any elections under Section 336 or 338 of the Code (or any analogous provision of state, local or foreign Law) with respect to any of the Acquired Subsidiaries (excluding Subsidiaries owned by US Topco LLC, with respect to which Buyer or its Affiliates may make an election under Section 338(g) of the Code); (ii) during the taxable year of any Acquired Subsidiary that includes the Closing Date, Buyer and its Affiliates shall not cause or permit any such Acquired Subsidiary that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) to take any action out of the ordinary course of business that could reasonably be expected to increase the Subpart F Income or Tested Income of such Acquired Subsidiary in a manner materially adverse to any Seller or its Affiliates as a result of: (a) a limitation (including under Treasury Regulations Section 1.245A-5) of deductions otherwise available to Seller or any of its Affiliates under Section 245A of the Code or (b) an inclusion required to be made by any Seller or its Affiliates under Sections 951(a) or 951A of the Code, in each case, including any amended or successor versions and any similar provisions of state or local law; provided, that to the extent an election is available under Treasury Regulations Section 1.245A-5(e)(3) (or similar provision of state or local law) to close the taxable year of any such Acquired Subsidiary, the Parties agree to take such actions (and to cause their Affiliates to take such actions) as reasonably necessary to effectuate such an election; and (iii) except as required by applicable Law, Buyer shall not (and shall cause the Acquired Subsidiaries not to) make, amend, or revoke any Tax election that is retroactive to a taxable period that ends on or prior to the Closing Date if such action would adversely affect the Sellers or any of their Affiliates, in each case, without the prior written consent of such Seller (not to be unreasonably withheld, conditioned or delayed).

(c)    Transfer Taxes. All federal, state, local or foreign or other sales, use, value added, transfer (including real property transfer), stamp, documentary, filing, recordation and other similar taxes that may be imposed or assessed as a result of the Transaction, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties (“Transfer Taxes”), shall (to the extent not subject to an exemption under the Bankruptcy Code) be borne 50% by Buyer and 50% by Sellers. Any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared by Buyer, and Sellers shall join in the execution of any applicable Tax Returns.

(d)    Tax Cooperation. Buyer and the Sellers agree to furnish or cause to be furnished to each other, upon reasonable request, as promptly as practicable, such information (including access to books and records relating to Taxes) and assistance relating to the Business, the Acquired Subsidiaries and the Acquired Assets and the Assumed Liabilities as is reasonably necessary for determining any Liability for Taxes, the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Government Entity and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Any reasonable expenses incurred in furnishing such information or assistance pursuant to this Section 6.4(d) shall be borne by the Party requesting it.

(e)    Termination of Tax Sharing Agreements. Notwithstanding any other provision in the Agreement to the contrary, all Tax Sharing Agreements (other than such an agreement entered into in the Ordinary Course that is a customary commercial agreement the primary subject matter of which is not Taxes) between the Acquired Subsidiaries, on the one hand, and any Person (other than any Acquired Subsidiary), on the other hand, shall be terminated prior to the Closing Date and, after the Closing, none of the Acquired Subsidiaries will be bound thereby or have any liability thereunder.

(f)    Post-Signing Reorganization Covenants.

(i)    Seller Parent shall (A) cause each of U.S. Share Seller and U.S. TopCo LLC (as defined in Annex K) to be debtors in the Bankruptcy Cases, (B) as promptly as practicable, file an objection in form and substance satisfactory to Buyer, on all bases as to which the Sellers have a good faith belief are grounds for objection, including that all or any portion of such claims are contingent, in respect of pre-petition Taxes of the Acquired Subsidiaries asserted (I) (x) with respect to Taxes for any taxable year other than the 2019 and 2020 taxable years, and (y) in the case of the 2019 and 2020 taxable years, with respect to any amounts that exceed the amount shown as due on Seller Parent’s U.S. consolidated federal income Tax Return or other Tax Return or (II) on the basis of Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), (C) promptly take all actions to prosecute such objection and take all actions reasonably requested by Buyer in respect thereof, including seeking a determination under Section 505 of the Bankruptcy Code, (D) not settle or delay the filing or prosecution of such objection without the consent of Buyer and (E) cause the Post-Signing Reorganization to be effected in accordance with Annex K.

(ii)    Before and after Closing, Buyer, the Sellers’ Representative and each Seller shall provide the other with such information as the other may reasonably request in connection with all matters related to the Post-Signing Reorganization.

(iii)    Sellers agree that none of them or any of their Affiliates shall take, or fail to take, any action to the extent such action or failure to act, as the case may be, is inconsistent with or would otherwise prejudice the Post-Signing Reorganization.

Section 6.5    Post-Closing Obligations of the Business to Certain Employees.

(a)    The Parties intend that there shall be continuity of employment with respect to all Business Employees, and Buyer shall, or shall cause one of its Affiliates (including following the Closing, an Acquired Subsidiary) to, continue the employment of each Business Employee.

(b)    Starting on the Closing Date and ending on the first (1st) anniversary of the Closing Date or any longer period as required under local employment Laws or Labor Contract, or shorter period if the Business Employee ceases to be employed by Buyer and any of its Affiliates (including an Acquired Subsidiary), each Business Employee shall be employed by Buyer or one of its Affiliates (including an Acquired Subsidiary) (x) on terms no less favorable than the same base salary and aggregate annual target cash bonus and cash long-term incentive award opportunities (and/or opportunities under sales incentive plans and/or regional incentive plans); provided that long-term incentive award opportunities may be provided in the form of cash or equity or a combination thereof, and (y) with employee benefits (other than equity or equity-based benefits, defined pension benefits and retiree medical benefits) that are substantially similar in the aggregate to those provided to such Business Employee by Sellers, the Acquired Subsidiaries and their respective Affiliates as of immediately prior to the Closing Date, and shall be offered any other additional terms and conditions of employment required by applicable Law or Labor Contract. For the avoidance of doubt, for purposes of this Section 6.5(b), a Business Employee’s base salary, annual target cash bonus and cash long-term incentive award opportunities shall be those opportunities established for fiscal year 2020 prior to any decreases in base salary or waiver or forfeiture of any actual payment of such awards in connection with changes to Sellers’ and the Acquired Subsidiaries’ compensation programs in response to COVID-19. Nothing in this Section 6.5(b) is intended to limit Buyer or any of its Affiliates (including any Acquired Subsidiary) from taking or continuing to take reasonable actions in response to ongoing COVID-19 related stresses on the Business after the Closing Date, including reductions in force, furloughs, temporary layoffs, or reduced hours, pay or benefits.

(c)    Notwithstanding anything to the contrary in this Agreement, starting on the Closing Date, Buyer shall, for a period ending on the first (1st) anniversary of the Closing Date, maintain a severance pay practice for the benefit of each Business Employee that is no less favorable than the severance pay practice provided by Sellers and their respective Affiliates to such Business Employee as of the Execution Date as disclosed on Section 6.5(c) of the Seller Disclosure Schedule. Buyer shall assume all liabilities and obligations to provide any severance to any Business Employee whose employment is terminated by Buyer or its Affiliates upon or following the Closing in connection with the consummation of the Transaction.

(d)    Buyer shall (i) provide coverage for the Business Employees under medical, dental and health and welfare plans as of the Closing Date, (ii) use commercially reasonable efforts to cause there to be waived any pre-existing condition, actively at work requirements and waiting periods and (iii) cause such plans to honor any expenses incurred by the Business Employees and their beneficiaries under similar Benefit Plans of Sellers and their respective Affiliates during the portion of the calendar year in which the Closing Date occurs for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses. Business Employees shall be given credit for all service with Sellers or any of their Affiliates (including their predecessors), to the same extent as such service was credited for such purpose by Sellers or any of their Affiliates, under each Buyer Plan in which such Business Employees are eligible to participate for purposes of eligibility, vesting and benefit accrual (other than under a defined benefit pension plan in which no assets are transferred pursuant to this Agreement or where such credit would result in a duplication of benefits for the same period of service).

(e)    Effective as of the Closing, Buyer and/or its Affiliates shall assume from Sellers (and from and after the Closing pay, perform, discharge or otherwise satisfy in accordance with their terms), and Sellers shall convey, transfer, and assign to Buyer and/or its Affiliates, to the extent not paid, performed, discharged or otherwise satisfied prior to Closing, all Liabilities at any time arising under, pursuant to or in connection with the Benefit Plans set forth on Section 6.5(e) of the Seller Disclosure Schedule (including, for the avoidance of doubt, those Benefit Plans sponsored or maintained by Sellers), including assuming the sponsorship of the Benefit Plans, and all Liabilities for compliance with the requirements of Section 4980B of the Code with respect to all individuals who are “M&A qualified beneficiaries” as such term is defined in Treasury Regulation section 54.4980B-9.

(f)    Prior to the Adjustment Time, Sellers or the Acquired Subsidiaries, as applicable, shall deposit with the Escrow Agent an amount in cash equal to the estimated maximum aggregate amount of severance payments and cost of benefits that could become payable or provided to all Covered Employees upon a Qualifying Good Reason Termination in a manner consistent with the applicable terms of the Designated Officer Severance Plan (as set forth in the Designated Officer Severance Plan and Schedule 6.5(c)(2)) as determined by the Plan Administrator (the “Good Reason Escrow”). In the event that a Covered Employee provides written notice alleging the existence of grounds for a termination of employment for “good reason,” Buyer shall notify Sellers of such notice promptly. If such Covered Employee’s employment actually terminates due to a Qualifying Good Reason Termination as determined in good faith by the Plan Administrator, an amount in cash in respect of such severance payments and benefits payable or to be provided to such Covered Employee in a manner consistent with the applicable terms of the Designated Officer Severance Plan, as determined by the Plan Administrator, shall be distributed to the Buyer or, at the Buyer’s direction, to an Acquired Subsidiary from the Good Reason Escrow for payment or the provision of such benefits to the Covered Employee. Upon the later of (i) one hundred and twenty (120) days following the Closing (subject to any pending determinations at such time) and (ii) the date which the Plan Administrator determines that there are no pending determinations in respect of Qualifying Good Reason Terminations, the Escrow Agent shall promptly release the remaining Good Reason Escrow amounts to Sellers or their Bankruptcy Estates. All releases from escrow pursuant to this Section 6.5(f) shall require Sellers to provide five (5) Business Days’ prior written notice to Buyer. All determinations of the Plan Administrator under this Section 6.5(f) shall be made in good faith.

(g)    Within five (5) Business Days before the Closing Date, the Sellers and Acquired Subsidiaries shall provide the Buyer with a list, by date and site of employment (as that term is defined by applicable WARN laws), of (i) permanent employee layoffs implemented by the Sellers and Acquired Subsidiaries with respect to Employees in the ninety (90) calendar day period preceding the Closing Date and any WARN notices provided to such Employees and their union (if applicable) and applicable Government Entities, and (ii) temporary employee layoffs implemented by the Sellers and Acquired Subsidiaries with respect to Employees in the six (6) month period preceding the Closing Date, including date of initial temporary layoff, site of employment and the total number of employees at the site of employment at the time of the temporary layoff and as of the Closing Date, the number of employees returned to active duty at each site of employment as of the Closing Date, as well as any written communications provided by the Sellers and Acquired Subsidiaries to such employees about the temporary layoffs. The Sellers and Acquired Subsidiaries shall be exclusively responsible for any liability or obligation under WARN triggered by actions taken or not taken by the Sellers and Acquired Subsidiaries on or prior to the Closing Date, as well as severance pay due to any Employee separations prior to the Closing Date. The Buyer shall be exclusively responsible for severance pay and any other liability or obligation under WARN for any employment losses or Employee separations of Business Employees after the Closing Date, except for employment terminations of Business Employees announced by the Sellers or the Acquired Subsidiaries to become effective on or after the Closing; provided, however, if actions taken by the Sellers and Acquired Subsidiaries on or prior to the Closing Date that would not have triggered a WARN notice obligation by themselves are combined with actions taken by the Buyer after the Closing Date that would trigger a WARN notice obligation when combined with the Sellers and Acquired Subsidiaries pre-Closing actions of which the Buyer has notice, then the Buyer is responsible for any liability or obligation under WARN in this circumstance.

(h)    If any Business Employee requires a work visa, work permit or employment pass or other legal or regulatory approval for his or her employment to continue with Buyer, the Parties shall reasonably cooperate to cause any such visa, permit, pass or other approval to be obtained or renewed, as applicable, and in effect prior to the Closing.

(i)    Nothing in this 6.5(h) or any other provision of this Agreement, whether express or implied, is intended to, or shall: (i) constitute the establishment or adoption of or an amendment to any Benefit Plan or Buyer Plan for purposes of ERISA or applicable Law or otherwise be treated as an amendment or modification of any Benefit Plan or Buyer Plan; (ii) limit the right of any Seller, Acquired Subsidiary, Buyer or any of their respective Affiliates to amend, terminate or otherwise modify any Benefit Plan or Buyer Plan; or (iii) create any third-party beneficiary or other right (x) in any Person, including any current or former employee of Sellers, Acquired Subsidiaries or any of their respective Affiliates, any participant in any Benefit Plan or Buyer Plan (or any dependent or beneficiary thereof) or (y) to employment or continued employment for any period of time or particular term or condition of employment with any Party.

Section 6.6    Insurance Obligations.

(a)    From time to time after the Closing Date, Buyer and its Affiliates shall have the right to make claims and the right to any proceeds with respect to any matter related to the Business, the Acquired Subsidiaries, the Acquired Assets or the Assumed Liabilities under any Insurance Policies retained by Sellers (including any Insurance Policies to which Sellers have access, whether through contract, because any Seller is the named insured or otherwise, in respect of any occurrences prior to the Spin-Off Date) following Closing for occurrence-based claims pertaining to, arising out of and inuring to the benefit of any Sellers or any of their respective Affiliates for all periods prior to the Closing, and each Seller shall take all actions to allow Buyer to seek recovery (including by executing or delivering any document, agreement, instrument or other information as Buyer may reasonably request to seek such recovery) under such Insurance Policies. Sellers shall, or shall cause their respective Affiliates to, assign, to the extent assignable, to Buyer any proceeds of Sellers’ or any of their respective Affiliates’ Insurance Policies to the extent related to the Business, the Acquired Subsidiaries, the Acquired Assets or the Assumed Liabilities. Sellers agree to use, or cause their respective Affiliates to use, their respective reasonable efforts to obtain any necessary consents or approvals of any insurance company or other third party relating to any such assignment. If such proceeds are not assignable, Sellers agree to pay any such proceeds received by Sellers or any of their respective Affiliates to Buyer promptly upon the receipt thereof.

(b)    Prior to the Closing, Sellers shall obtain, maintain and fully pay for extended discovery period coverage for any of its claims made Insurance Policies, in each case to the extent such Insurance Policies are not held by Acquired Subsidiaries or otherwise transferred to Buyer at the Closing.

Section 6.7    Trademarks. From and after the Closing Date, Sellers shall (and shall cause each of its Affiliates to) cease and discontinue, as promptly as practicable and in any case within three (3) months of the Closing Date, any and all use of the Trademarks constituting or incorporating “Honeywell” or that are included in the Acquired Intellectual Property and remove any and all such Trademarks from any and all assets in their respective possession or control (including any publications, signage, corporate letterhead, stationery, business cards, marketing materials or content, internet or other electronic communications vehicles or other materials or as part of Sellers’ corporate name). Neither Sellers nor any of their respective Affiliates shall challenge or oppose, or authorize or knowingly facilitate any third party to challenge or oppose, the rights of Buyer or any of its Affiliates (including, after the Closing, the Acquired Subsidiaries) in the Trademarks constituting “Honeywell” or that are included in the Acquired Intellectual Property anywhere in the world. Notwithstanding the foregoing, Seller and its Affiliates may, after the Closing Date, (a) use any such Trademark in a nominative manner in textual sentences referencing the historical relationship between Seller, on the one hand, and an Acquired Subsidiary, on the other hand, (b) retain copies of any books, records and other materials included in the Excluded Assets that, as of the Closing Date, contain or display any such Trademark and such copies are used solely for internal or archival purposes (and not public display) or (c) use any such Trademark solely to the extent necessary to comply with applicable Laws or for litigation, regulatory or corporate filings and documents filed by Seller or any of its Affiliates with any Government Entity.

Section 6.8    Further Assurances. From time to time after the Closing Date, each Party shall, and shall cause its respective Affiliates to, promptly execute, acknowledge and deliver any other assurances or documents or instruments of transfer reasonably requested by another Party and necessary for the requesting Party to satisfy its obligations hereunder or to obtain the benefits of the Transaction. Without limiting the generality of the foregoing, to the extent that (i) Buyer or Sellers discover following Closing that any right, property or asset that was intended to be transferred to Buyer pursuant to this Agreement was not transferred at Closing (or Sellers receive any payment or proceeds related to any Acquired Asset or Assumed Liability), Sellers shall, or shall cause their respective Affiliates to, promptly to assign and transfer to Buyer all right, title and interest in such right, property or asset (or proceeds therefrom), or (ii) Buyer or Sellers discover following the Closing that any Liability that was not intended to be transferred to Buyer pursuant to this Agreement was transferred at Closing, Sellers shall promptly assume such Liability without any further obligation of Buyer. The Parties shall reasonably cooperate to effect any transfers or other arrangements described in this Section 6.8 in a manner that is Tax efficient for each of the Parties and their Affiliates.

Section 6.9    Confidentiality.

(a)    Sellers and their respective Affiliates shall treat as confidential and safeguard any and all information, knowledge and data related to the Acquired Assets or Assumed Liabilities by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as Sellers or their respective Affiliates used with respect thereto prior to the execution of this Agreement, and shall not disclose any such information, knowledge or data without the prior written consent of Buyer (except to the extent required by applicable Law, in which case Sellers will, to the extent permitted by applicable Law, give prior written notice to Buyer of such disclosure and reasonably cooperate with Buyer’s efforts (at Buyer’s expense) to obtain a protective order and/or confidential treatment for such information); provided, however, that Sellers and their Affiliates may disclose such information, knowledge and data (other than trade secrets) to the extent reasonably necessary to prosecute or defend against any Litigation that is an Excluded Asset or Excluded Liability, respectively.

(b)    Buyer shall treat as confidential and safeguard any and all information, knowledge or data to the extent related to the Excluded Assets that becomes known to Buyer as a result of the Transaction except as otherwise agreed to by Sellers in writing (except to the extent disclosure is required by applicable Law, in which case Buyer will, to the extent permitted by applicable Law, give prior written notice to Sellers of such disclosure and reasonably cooperate with Sellers’ efforts (at Sellers’ expense) to obtain a protective order and/or confidential treatment for such information); provided, however, that nothing in this Section 6.9(b) shall prevent the disclosure of any such information, knowledge or data to any directors, officers or employees of Buyer to whom such disclosure is necessary or desirable in the conduct of the Business if such Persons are informed by Buyer of the confidential nature of such information and are directed by Buyer to comply with the provisions of this Section 6.9(b).

(c)    Buyer and Sellers acknowledge that the confidentiality obligations set forth in this Section 6.9 shall not extend to information, knowledge and data that is publicly available or becomes publicly available through no act or omission of the Party owing a duty of confidentiality, or becomes available on a non-confidential basis from a source other than the Party owing a duty of confidentiality (or, in the case of Sellers, a source relating to Sellers’ prior ownership of the Acquired Subsidiaries or the Business) so long as such source is not known by such Party to be bound by a confidentiality agreement with or other obligations of secrecy to the other Party.

(d)    In the event of a breach of the obligations hereunder by Buyer or Sellers, the other Party, in addition to all other available remedies, will be entitled to relief pursuant to the terms of Section 9.14.

Section 6.10    Indemnification of Directors and Officers; Insurance.

(a)    Buyer agrees (i) that all rights to indemnification and/or advancement of expenses now existing in favor of the directors and officers of any Acquired Subsidiary (each, an “Indemnitee” and collectively, the “Indemnitees”), as provided in the Organizational Documents of such Acquired Subsidiary in effect as of the Execution Date, in each case with respect to any matters occurring prior to the Closing, shall survive the Closing and shall continue in full force and effect for a period not less than six (6) years after the Closing Date and (ii) that the Acquired Subsidiaries shall perform and discharge their respective obligations to provide such indemnification and/or advancement of expenses for a period not less than six (6) years after the Closing Date. Any indemnification and liability limitation or exculpation provisions contained in the Organizational Documents of the Acquired Subsidiaries shall not be amended, repealed or otherwise modified for a period not less than six (6) years after the Closing in any manner that would adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were Indemnitees, unless such modification is required by applicable Law.

(b)    As of the Execution Date, the Acquired Subsidiaries have obtained and fully paid for (i) extensions of Seller Parent’s current directors’ and officers’ liability insurance policies through April 1, 2021 and (ii) “discovery periods” of six (6) years on such insurance policies to run from the earlier of certain triggers, including, without limitation, (I) the Closing Date and (II) April 1, 2021. Following the Closing, neither Sellers nor Buyer shall cancel or otherwise reduce coverage under any directors’ and officers’ liability insurance policy purchased by Sellers or the Acquired Subsidiaries prior to Closing for which any Indemnitee is a beneficiary; provided that no payments shall be required of Buyer or the Acquired Subsidiaries with respect to such insurance policies after Closing. Sellers shall not amend such insurance policies or take any action that would cause the running of such “discovery periods” prior to the Closing without Buyer’s prior written consent. Sellers will use commercially reasonable efforts to provide access to such insurance policies to the Indemnitees.

(c)    The provisions of this Section 6.10 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each Indemnitee, their heirs and their legal representatives and shall be binding on all successors and assigns of Buyer and the Acquired Subsidiaries, and may not be terminated or modified in any manner adverse to such Persons without their prior written consent, unless such termination or modification is required by applicable Law.

Section 6.11    Intercompany Accounts and Intercompany Arrangements.

(a)    Prior to the Adjustment Time, all obligations, balances and accounts among Seller Parent or any of its Subsidiaries (other than the Acquired Subsidiaries), on the one hand, and any Acquired Subsidiary, on the other hand, shall be settled or otherwise eliminated without any further Liability to any Acquired Subsidiary. Immediately prior to the Closing, except for (x) the documents to be entered into in connection with this Agreement or (y) the Contracts set forth on Section 6.11 of the Seller Disclosure Schedule, all Related Party Agreements (excluding, for the avoidance of doubt, any Benefit Plan) shall automatically be terminated without further payment or performance and cease to have any further force and effect, such that neither Buyer nor any of its Affiliates (including the Acquired Subsidiaries) shall have any further Liabilities therefor or thereunder; provided that prior to taking any action to terminate or reject any Related Party Agreement, Sellers shall consult in good faith with Buyer in regards to the same and obtain the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed (provided that it shall be deemed reasonable for Buyer to withhold, condition or delay such consent for any valid business purpose)). There are no letters of credit, bankers’ acceptances or similar facilities extended by a Seller on behalf of an Acquired Subsidiary.

(b)    Seller Parent shall keep Buyer reasonably informed as to any planned repayment, settlement or other elimination of any obligations, balances or accounts between or among Non-U.S. TopCo and any of its Subsidiaries outside the Ordinary Course, and shall notify Buyer no later than five (5) Business Days prior to effecting any such action. Notwithstanding the foregoing, it is agreed that any such planned repayment, settlement or other elimination shall be considered to be outside the Ordinary Course to the extent involving (i) a SwissCo and UKCo, (ii) a SwissCo and a LuxCo, or (iii) UKCo and a LuxCo.

Section 6.12    Buyer Financing Covenants.

(a)    Buyer shall use its reasonable best efforts to arrange and obtain the Debt Financing on terms and conditions not less favorable than those described in the Debt Commitment Letter as promptly as practicable after the Execution Date and no later than the Closing Date, and shall use (but subject in all respects to this Section 6.12) its reasonable best efforts to (i) maintain in effect the Financing Commitment Letters, (ii) negotiate and enter into definitive agreements with respect to the Debt Commitment Letter on the terms and conditions contained in the Debt Commitment Letter (including the flex provisions) or on other terms no less favorable to Buyer and which do not adversely impact the conditionality of the Financing, (iii) satisfy, or obtain a waiver thereof, on a timely basis all conditions applicable to Buyer in the Financing Commitment Letters, (iv) assuming that all conditions contained in the applicable Financing Commitment Letters have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of those conditions), consummate the Financing at the Closing, (v) enforce its rights under the Financing Commitment Letters and (vi) comply in all material respects with its obligations under the Financing Commitment Letters and, in the case of the Debt Commitment Letter, any related definitive agreements. At Sellers’ reasonable request from time to time, Buyer shall keep Sellers informed on a reasonably current basis and in reasonable detail of the efforts to obtain the Debt Financing. Buyer will fully pay, or cause to be paid, all commitment and other fees under or arising pursuant to the Debt Commitment Letter as and when they become due and payable.

(b)    Without limiting the generality of the foregoing, prior to the Closing, Buyer shall give Sellers prompt written notice (x) of any material breach or material default by any party to the Financing Commitment Letters, or any definitive agreements related to the Debt Financing, in each case of which Buyer becomes aware, (y) of the receipt by Buyer of any written notice or other written communication, in each case received from any Debt Financing Sources Related Party, with respect to any (1) (I) actual or potential material breach of Buyer’s obligations under the Financing Commitment Letters or definitive agreements related to the Debt Financing, (II) actual or potential breach material default, termination or repudiation by any party to the Financing Commitment Letters or definitive agreements related to the Debt Financing, or (III) portion of the Financing not being reasonably expected to be available to Buyer to finance in full the Financing Purposes on the Closing Date or (2) material dispute between or among any parties to the Financing Commitment Letters or definitive agreements related to the Debt Financing or any provisions of the Financing Commitment Letters and (z) if prior to the Closing Date, the Financing Commitment Letters or definitive agreements related to the Debt Financing expire or are terminated. Promptly following delivery by Sellers to Buyer of a written request therefore, Buyer shall provide any information reasonably requested by such Seller relating to any circumstance referred to in the immediately preceding sentence. Notwithstanding the foregoing, in no event shall Buyer be under any obligation to disclose any information pursuant to clauses (1) or (2) that would (x) breach any binding obligation of confidentiality or (y) waive the protection of attorney client or similar privilege if such party shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege.

(c)    Buyer shall have the right from time to time to amend, supplement, terminate or otherwise modify or waive its rights under the Financing Commitment Letters, including to (i) terminate the Debt Commitment Letter in order to obtain alternative sources of financing in lieu of all or a portion of the Debt Financing, including in a private placement of securities pursuant to Rule 144A under the Securities Act or (ii) add and appoint additional arrangers, bookrunners, underwriters, initial purchasers, agents, lenders and similar entities to provide for the assignment and reallocation of a portion of the financing commitments contained in the Debt Commitment Letter and to grant customary approval rights to such additional arrangers and other entities in connection with such appointments; provided that, no such amendment, supplement, termination, modification or waiver shall (A) reduce the aggregate amount of available Debt Financing to less than the amount required to consummate the transactions contemplated by this Agreement (taking into account any increase to the Equity Financing), (B) impose new or additional conditions precedent or expand upon, amend or modify the conditions precedent to the Financing as set forth in the existing Financing Commitment Letters in a manner that would reasonably be expected to delay or prevent the Closing, make the timely funding of Financing or satisfaction of the conditions precedent to the Financing less likely to occur, or adversely affect the ability of Buyer to enforce its rights against other parties with respect to the Financing or (C) contain provisions that would reasonably be expected to impair, delay or prevent the consummation of the transactions contemplated by this Agreement or (D) otherwise adversely affect in any material respect the ability of Buyer to timely consummate the transactions contemplated by this Agreement (collectively, “Prohibited Financing Modifications”).

(d)    Buyer shall furnish to Sellers a copy of any executed written amendment, replacement, supplement, modification, waiver or consent relating to the Debt Commitment Letter or the definitive agreements related to the Debt Financing. For purposes of this Agreement (other than with respect to representations in this Agreement made by Buyer that speak as of the Execution Date), references to the “Debt Commitment Letter” shall include such document as permitted or required by this Section 6.12 to be amended, replaced, supplemented or otherwise modified or waived, in each case from and after such amendment, replacement, supplement or other modification or waiver and, for the avoidance of doubt, references to “Debt Financing” shall include, in whole or in part (as applicable), any replacement or substitute financing provided for thereunder, provided that any such replacement or substitute financing shall not impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing that, if styled as amendments or modifications to the initial Debt Commitment Letter, would constitute Prohibited Financing Modifications, or otherwise effect any Prohibited Financing Modifications.

(e)    In the event that any portion of the Debt Financing becomes, or would reasonably be expected to become, unavailable on the terms and conditions contemplated by the Debt Commitment Letter (including the flex provisions) (other than as a direct result of the Sellers’ breach of any provision of this Agreement or failure to satisfy the conditions set forth in Section 7.1 or 7.3), Buyer shall use its reasonable best efforts to (A) arrange and obtain any such portion from alternative sources, on terms that are, taken as a whole, no more adverse to Buyer than the terms of the Debt Commitment Letter (including after giving effect to the market flex provisions) or that are otherwise acceptable to Buyer (“Alternative Financing”), as promptly as practicable following the occurrence of such event and (B) provide Sellers with a copy of the new financing commitment that provides for such Alternative Financing (the “Alternative Financing Commitment Letter”); provided that the terms of such Alternative Financing shall not effect any Prohibited Financing Modifications. Notwithstanding anything to the contrary contained in this Agreement, in no event shall Buyer be required to pay any fees or any interest rates applicable to the Debt Financing in excess of those contemplated by the Debt Commitment Letter as in effect on the Execution Date (including the market flex provisions), or agree to any term (including any market flex term) less favorable to Buyer in any material respect than such term contained in the Debt Commitment Letter as in effect on the date hereof. As applicable, references in this Agreement (other than with respect to representations in this Agreement made by Buyer that speak as of the date hereof) to (i) the Financing or Debt Financing shall include such Alternative Financing and (ii) to any Financing Commitment Letter or Debt Commitment Letter shall include the Alternative Financing Commitment Letter.

(f)    In furtherance of, and subject to the conditions set forth in, the provisions of this Section 6.12, including with respect to Prohibited Financing Modifications, the Debt Commitment Letter may be amended, restated, supplemented or otherwise modified or superseded at the option of Buyer after the date of this Agreement but prior to the Closing by instruments (the “New or Amended Debt Commitment Letters”) that either amend, amend and restate, or replace the existing Debt Commitment Letters or contemplate co-investment by or financing from one or more other or additional parties. As applicable, references in this Agreement (other than with respect to representations in this Agreement made by Buyer that speak as of the date hereof) to (i) the Financing or Debt Financing shall include the financing contemplated by any New or Amended Debt Commitment Letters (and as applicable, supersede the prior existing Debt Financing) and (ii) to any Financing Commitment Letter or Debt Commitment Letter shall include any New or Amended Debt Commitment Letter (and as applicable, superseded the prior existing Debt Commitment Letter).

(g)    Buyer shall procure that the Financing Affiliates comply with the covenants and agreements set forth in this Section 6.12 in relation to the Debt Commitment Letter and the Debt Financing applicable to the Buyer as if they were the Buyer hereunder.

Section 6.13    Seller Financing Cooperation Covenants.

(a)    Prior to the Closing, each Seller shall use its reasonable best efforts to, and shall cause each of its Subsidiaries to use its reasonable best efforts to, and shall use its reasonable best efforts to cause its and their respective Representatives to use their reasonable best efforts to provide cooperation in connection with the arrangement of the Debt Financing as may be customary and reasonably requested by Buyer (including on behalf of its Financing Affiliates), including using reasonable best efforts to:

(i)    prior to and during the Marketing Period, cooperating with the marketing efforts of Buyer and the Debt Financing Sources Related Parties, in each case in connection with the Debt Financing, including by participating in a reasonable number of meetings, due diligence sessions (including accounting due diligence sessions and requesting the applicable independent auditors to participate therein), drafting sessions, presentations, “road shows” and sessions with prospective financing sources, investors and ratings agencies, including direct contact between appropriate members of senior management of the Business, on the one hand, and the actual and potential Debt Financing Sources Related Parties, on the other hand, upon reasonable prior notice at mutually agreed times and places;

(ii)    providing responses to any reasonable environmental, social and governance questionnaires or similar requests received from prospective Debt Financing Sources;

(iii)    in advance of the Marketing Period, assisting with the preparation of materials reasonably requested for rating agency presentations, offering documents, private placement memoranda, bank information memoranda (including a bank information memorandum that does not include material non-public information and the delivery of customary authorization letters with respect to the bank information memoranda executed by a senior officer of the Business authorizing the distribution of information to prospective Debt Financing Sources or investors and containing a (A) representation to the Debt Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Business or securities and (B) “10b-5” representation by a senior officer of the Business consistent with the Debt Commitment Letter), offering memoranda and similar documents reasonably required in connection with the Debt Financing;

(iv)    assisting Buyer in obtaining corporate ratings from any ratings agencies contemplated by the Debt Financing;

(v)    with respect to Acquired Subsidiaries where the board of directors, or similar body, is expected to remain in place following Closing, assisting Buyer in obtaining customary corporate or shareholder authorization actions reasonably requested by Buyer to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available at the Closing;

(vi)    furnishing, at least five (5) Business Days prior to the Closing, such documentation and information in relation to the Acquired Subsidiaries as is reasonably requested in writing by Buyer at least ten (10) Business Days prior to the Closing to the extent required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, including, a certification in relation to the Acquired Subsidiaries regarding individual beneficial ownership to the extent required by 31 C.F.R. §1010.230;

(vii)    executing and delivering any applicable underwriting, purchase or placement agreements, credit agreements, indentures, guarantees, pledge and security documents and other definitive financing documents, and any customary certificates by the Acquired Subsidiaries in connection with Closing (but not including any legal opinions), including executing a customary solvency certificate by the chief financial officer of the Business substantially in the form of Exhibit D to the Debt Commitment Letter;

(viii)    cooperating with and taking all actions reasonably requested by, Buyer in order to facilitate (x) the release of all encumbrances, security interests and collateral in respect of the Business and the Acquired Subsidiaries, (y) the termination of all guaranties for borrowed money by the Acquired Subsidiaries and (z) the replacement (or cash collateralization of other customary arrangements) of all outstanding letters of credit issued on behalf of the Business and the Acquired Subsidiaries, in each case at the Closing (subject in each case to receipt of sufficient funds by the Buyer and/or the application of the Confirmation Order (as applicable));

(ix)    causing the applicable independent auditors to provide reasonable and customary assistance and cooperation in connection with the Debt Financing, including, obtaining customary “comfort letters” under AU Section 634 (or other applicable standard) for a public offering or a Rule 144A private placement of debt securities with respect to financial information contained in the offering materials relating to the Debt Financing, including providing customary representations to such auditors and causing the independent auditor to furnish, prior to the commencement of the Marketing Period, drafts of such comfort letters (which shall provide “negative assurance” comfort) which such auditors are prepared to issue upon completion of customary procedures;

(x)    facilitating the obtaining of guarantees and pledging of collateral and other matters ancillary to the Debt Financing, as may be requested by Buyer, including executing and delivering any customary guarantee, pledge and security documents and other ancillary financing documents, customary certificates, and other documents and instruments (other than legal opinions (but assisting with the provision of customary back-up information required in connection therewith)) as may be reasonably requested by Buyer to facilitate any guarantee, obtaining and perfection of security interests in collateral from and after the Closing (provided that any obligations contained in such documents shall be effective no earlier than as of the Closing) and delivery to the Debt Financing Sources at the Closing of all certificates representing outstanding equity interests of the Acquired Subsidiaries required to be delivered in connection with the perfection of the security to the extent certificated and reasonably available;

(xi)    as promptly as practicable after the date hereof, and in any event prior to the commencement of the Marketing Period, furnishing Buyer and the Debt Financing Sources with information regarding the Business of the type (and in the form) that is customarily (A) included in a bank information memorandum and/or (B) included in an offering document for a private placement of debt securities pursuant to Rule 144A promulgated under the Securities Act, to the extent part of the Debt Financing (which, for the avoidance of doubt, shall not include (i) financial statements or information required by Rules 3-09, 3-10, 3-16, 13-01 or 13-02 of Regulation S-X or Compensation Discussions and Analysis or other information required by Item 10, Item 402 or Item 601 of Regulation S-K (and other customary exceptions for a private placement of high yield debt securities pursuant to Rule 144A (including exclusion of segment reporting and disclosure) (but notwithstanding the foregoing, would include disclosure of certain guarantor and non-guarantor information that is customary for a private placement of debt securities pursuant to Rule 144A), (ii) a description of the debt securities being offered or other financing being arranged, (iii) the Buyer’s strategy for the business or structure for the acquisition, (iv) executive compensation arrangements, shareholder arrangements, or information relating to the board (v) the plan of distribution or (v) information concerning the Buyer or other information customarily provided by the Buyer or the Financing Sources); and

(xii)    at the request of Buyer, disclosing certain information regarding the Business reasonably requested by Buyer (by (x) filing a Form 8-K with the SEC and (y) posting such information on Debtdomain, IntraLinks, SyndTrak Online or similar electronic means) and identified by Buyer relating to the Business for purposes of permitting such information to be included in the marketing materials for the Debt Financing to be provided to potential investors who do not wish to receive material non-public information with respect to Buyer, the Business or any of their respective securities.

(b)    As promptly as practicable after the date hereof, Sellers shall (I) (1) furnish Buyer with U.S. GAAP audited consolidated balance sheets of Seller Parent and subsidiaries as of December 31, 2019 and December 31, 2018 and the related consolidated and combined statement of operations, comprehensive income, equity (deficit), and cash flows, (it being understood that Buyer acknowledges receipt of the information described in this clause (1) as of the Execution Date), (2) if the Closing Date occurs after November 30, 2020, furnish Buyer with U.S. GAAP unaudited consolidated balance sheet and related statements of operations, comprehensive income (loss), equity (deficit) and cash flows for Seller Parent and subsidiaries as of and for the fiscal quarter ending September 30, 2020, with unaudited comparative information for the corresponding nine-month period in the prior fiscal year, together with condensed footnote disclosure, which will have been reviewed by the independent auditors as provided in AS 4105, (3) if the Marketing Period will not be completed prior to February 12, 2021, furnish

Buyer with U.S. GAAP audited consolidated balance sheets of Seller Parent and subsidiaries as of December 31, 2020 and the related consolidated and combined statement of operations, comprehensive income, equity (deficit), and cash flows, with comparative information as of and for the prior year, together with footnote disclosure, in each case it being understood that, with respect to such financial information for each such fiscal year and subsequent interim period, this covenant shall be deemed satisfied through the filing by Seller Parent of such financial statements and information as part of its annual report on Form 10-K or quarterly report on Form 10-Q with respect to such fiscal year or interim period and (4) furnish Buyer with any information regarding the Acquired Subsidiaries necessary for Buyer to prepare pro forma financial statements relating to the Business that is reasonably requested and reasonably required by the Debt Financing Sources to be included in any offering or marketing documents (the financial statements and information referred to in subclauses (1) through (4) above, the “Required Information”), and (II) update any such Required Information as may be necessary for such Required Information to remain Compliant. In any event, if the Closing has not occurred on or prior to February 28, 2021, unless the delivery thereof is neither a condition precedent to the Debt Financing being available (nor required to satisfy a condition precedent to the Debt Financing being available), Sellers shall furnish Buyer with (i) U.S. GAAP audited consolidated balance sheets of Seller Parent and subsidiaries as of December 31, 2020 and the related consolidated and combined statement of operations, comprehensive income, equity (deficit), and cash flows, with comparative information as of and for the prior year, together with footnote disclosure, it being understood that, with respect to such financial information for each such fiscal year, this requirement shall be deemed satisfied through the filing by Seller Parent of such financial statements and information as part of its annual report on Form 10-K with respect to such fiscal year and (ii) any information regarding the Acquired Subsidiaries necessary for Buyer to prepare pro forma financial statements relating to the Business that is reasonably requested and reasonably required to satisfy the requirements of the Debt Commitment Letter (as in effect on the date hereof).

(c)    Notwithstanding the foregoing, nothing in clause (a) above shall require Sellers or any of their Subsidiaries or their Representatives to:

(i)    take any action or provide any information in connection with the Debt Financing that would conflict with or violate applicable Law or the Organizational Documents of any Seller or any of its Subsidiaries;

(ii)    execute and deliver any letter, agreement, registration statement, document or certificate in connection with the Debt Financing (other than the customary authorization and/or representation letters referred to above) or take any corporate (or comparable) action (including any approvals of its board of directors or similar body) that would become effective prior to the Closing Date (unless contingent upon the occurrence thereof), provided that none of the Sellers or their board of directors or similar bodies shall be required to take any corporate (or comparable) action, or provide any approvals by their board of directors or similar body, under this Section 6.13, whether or not effective prior to or on the Closing Date or contingent upon the occurrence thereof;

(iii)     (A) pay or commit to pay any commitment fee or other fee, or bear any cost or expense in connection with the Debt Financing, in the case of costs and expenses that are not subject to reimbursement or indemnity pursuant to clause (d) below (but subject to the exceptions therein), (B) make any payment to obtain consent or incur any liability with respect to the Debt Financing that is not subject to reimbursement or indemnity pursuant to clause (d) below (but subject to the exceptions therein) or (C) cause or permit any Encumbrance to be placed on any of their respective assets prior to the Closing or (D) agree to provide any indemnity, in connection with the Debt Financing, or incur or assume any liability or obligation in connection with any Debt Financing prior to the Closing;

(iv)    provide cooperation to the extent it would interfere unreasonably with the business or operations of any Seller or any of its Subsidiaries, cause significant competitive harm to any Seller or any of its Subsidiaries or create an unreasonable risk of harm to any property or assets of any Seller or any of its Subsidiaries;

(v)    breach, waive or amend any term of this Agreement or breach, waive or amend any material term of any other contract, in each case to which it is a party, or take any action in respect of the Debt Financing to the extent that such action would cause any condition to Closing set forth in Article VII to fail to be satisfied;

(vi)    be required to deliver any opinion or certificate to take any other action that would subject any Seller or any of its Subsidiaries’ respective directors, managers, officers, employees, accountants, legal counsel or other Representatives to any personal liability; or

(vii)    provide any information that is subject to confidentiality undertakings, where restricted from doing so by law or regulation, or that may result in a waiver of legal privilege; provided, that, if practicable, the Sellers shall inform the Buyer that such information is being withheld pursuant to this Section 6.13(c)(vii) and use commercially reasonable efforts to communicate the information in a manner that would not violate such undertakings, law or regulation or waive such privilege, as applicable.

(d)    Buyer shall promptly, upon request by Sellers, reimburse Sellers and their Subsidiaries and Representatives for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ and auditors’ fees and expenses) incurred by any Seller or any of its Subsidiaries in connection with the cooperation of Sellers and their respective Subsidiaries contemplated by this Section 6.13 or otherwise in connection with the Debt Financing and shall indemnify, defend and hold harmless Sellers, their respective Subsidiaries and their respective pre-Closing Representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by any of them of any type in connection with any cooperation provided under this Section 6.13, the arrangement of any Debt Financing and any information used in connection therewith, except (i) to the extent such losses, damages, claims, costs or expenses arise from the gross negligence, bad faith, or willful misconduct by Sellers, any of their respective Subsidiaries or any of their respective Representatives, and the foregoing obligations shall survive termination of this Agreement or (ii) with respect to any material misstatement or omission of a material fact in historical financial information provided hereunder in writing by any of the foregoing Persons for inclusion in materials for the Debt Financing. For the avoidance of doubt, this Section 6.13(d) shall not apply to costs and expenses associated with preparation of the audited and unaudited financial statements other than pro forma financial statements included in the Required Information.

(e)    Subject to Buyer’s indemnification obligations under Section 6.13(d), each Seller hereby consents, on behalf of itself and its Subsidiaries, to the use of such Seller’s and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended and would not reasonably be expected to harm or disparage such Seller’s or its Subsidiaries’ reputation or goodwill.

(f)    Sellers shall use their reasonable best efforts to ensure that the Release Letters are obtained on or prior to the Closing.

(g)    Notwithstanding anything to the contrary herein, a breach by Sellers or their Subsidiaries of their obligations under this Section 6.13 (other than Section 6.13(b)) shall not constitute a breach of this Agreement or a breach for purposes of Article VII or a breach of the condition precedent set forth in Section 7.2(b), unless such breach is a material breach and directly results in the Debt Financing not being available to Buyer (or its Financing Affiliates), and a breach by Sellers or their Subsidiaries of their obligations under Section 6.13(b) shall not constitute a breach of this Agreement or a breach for purposes of Article VII or a breach of the condition precedent set forth in Section 7.2(b), unless such breach results (in whole or in part) in the Debt Financing not being available to Buyer (or its Financing Affiliates).

(h)    All material non-public information provided by the Sellers or any of its Subsidiaries or any of their Representatives pursuant to this Section 6.13 in connection with the Debt Financing shall be kept confidential in accordance with the Confidentiality Agreement, except that Buyer shall be permitted to disclose such information to the financing sources, other potential sources of capital, rating agencies and prospective lenders or investors during syndication of the Debt Financing or any permitted replacement, amended, modified or alternative financing subject to the potential sources of capital, ratings agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities).

Section 6.14    Notice of Developments. Each of Buyer and Sellers will give prompt written notice to the other of (a) the existence of any fact or circumstance, or the occurrence of any event, that would reasonably be likely to cause a condition set forth in Article VII to a Party’s obligation to effect the Closing not to be satisfied as of the Outside Date or (b) to the extent practicable under the circumstances and permissible by Law, the receipt of any notice or other communication from any Government Entity in connection with the Transaction; provided, that the delivery of any such notice shall not affect the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

Section 6.15    Cash Collateral. From the Closing Date until the date which is ninety (90) days from the Closing Date (the “Release Period”), Buyer shall cause the Acquired Subsidiaries to use commercially reasonable efforts to cause any Cash Collateral to be released. In doing so, “commercially reasonable efforts” shall mean offering the Ordinary Course pricing, Credit Support and other assurances of performance provided by the Acquired Subsidiaries in the Ordinary Course in the twelve (12) months prior to September 10, 2020 (the “Reference Period”), and neither Buyer nor any of its Subsidiaries shall be required to pay any money, post any collateral or grant any other material accommodation (it being agreed that (i) any disfavorable change in payment terms and (ii) any Credit Support that did not exist in the Ordinary Course during the Reference Period with respect to the applicable counterparty shall in each case be deemed a material accommodation) that was not applicable in the Reference Period. On the date which is one hundred (100) days from the Closing Date, Buyer shall pay to Seller Parent an amount in Dollars equal to the amount of any Cash Collateral released to the Acquired

Subsidiaries during the Release Period pursuant to the preceding sentence, net of any Leakage which would have applied in the event that such amount was distributed up to the Buyer on that date, in immediately available funds to an account designated in writing by Seller Parent. Buyer shall consult with Seller Parent with respect to the manner, nature and timing of the release of Cash Collateral in advance of its release and shall use commercially reasonable efforts to minimize any Leakage.

Section 6.16    Restructuring Support Agreement. Sellers shall, and shall cause the Debtor Acquired Subsidiaries to, (i) enforce their respective rights under the RSA in reasonable prior consultation with Buyer and (ii) refrain from waiving, modifying or amending any provision of the RSA without Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

Section 6.17    Virtual Data Room. Seller Parent shall use its commercially reasonable efforts to deliver or cause the delivery of a CD, DVD-ROM or USB drive containing a true, correct and complete copy of the Virtual Data Room on or prior to the Closing Date.

Section 6.18    Lock Box.

(a)    Except with respect to transactions solely among wholly owned Acquired Subsidiaries, from the Adjustment Time through the Closing:

(i)    none of the Acquired Subsidiaries shall make any payment or incur any Liability in respect of an Excluded Liability;

(ii)    none of the Sellers or any of their Affiliates shall, directly or indirectly, through equity repurchases or redemptions or otherwise, receive any interest payments, dividends, distributions or other returns of capital from any of the Acquired Subsidiaries, nor shall any Seller or any of its Affiliates become entitled to, directly or indirectly, receive any of the foregoing, nor shall any Seller or any of its Affiliates direct or cause the Acquired Subsidiaries to pay or commit to pay any of the foregoing to any Person on its behalf in satisfaction of any liability, commitment or obligation on the part of any Seller or any of its Affiliates, nor shall any of the Acquired Subsidiaries make or commit to make any such payment;

(iii)    none of the Sellers or any of their Affiliates shall, directly or indirectly, receive any consulting, advisory, management, service, directors, monitoring fee, bonus or payment of any kind from any of the Acquired Subsidiaries, nor shall any Seller or any of its Affiliates become entitled to, directly or indirectly, receive any of the foregoing, nor shall any Seller or any of its Affiliates direct or cause any of the Acquired Subsidiaries to make or pay, or commit to make or pay, any of the foregoing to any Person on its behalf in satisfaction of any liability, commitment or obligation on the part of any Seller or any of its Affiliates, nor shall any of the Acquired Subsidiaries make or commit to make any such payment;

(iv)    none of the Sellers nor any of its Affiliates shall direct or cause any of the Acquired Subsidiaries to incur, amend or replace any Indebtedness, or make or pay, or commit to make or pay any obligations of the Sellers, nor shall any of the Acquired Subsidiaries incur, amend or replace any Indebtedness or make or commit to make any such payment;

(v)    none of the Acquired Subsidiaries shall, other than in the Ordinary Course, make any purchase of goods or services from, or transfer any assets to, any Seller or any of its Affiliates, nor shall any Seller or any of its Affiliates become obligated or entitled to make any such purchase or receive any such transfer, nor shall any Seller or any of its Affiliates, other than in the Ordinary Course, direct or cause any of the Acquired Subsidiaries to make any purchase of goods or services, or transfer any assets, in respect of any agreement, arrangement or understanding with or otherwise against a Person in satisfaction of any liability, commitment or obligation on the part of any Seller or any of its Affiliates, nor shall any of the Acquired Subsidiaries make any such purchase or transfer or committed to make any such purchase or transfer; and

(vi)    none of the Acquired Subsidiaries shall advance expenses to or increase the compensation paid or other compensatory or health and welfare benefits provided by the Acquired Subsidiaries to any Seller or any of its Affiliates, nor shall any Seller or any of its Affiliates become entitled to have any such advance or increase, nor shall any Seller or any of its Affiliates direct or cause any of the Acquired Subsidiaries to advance expenses or increase such compensation or benefits in respect of any agreement, arrangement or understanding with a Person in satisfaction of any liability, commitment or obligation on the part of any Seller or any of its Affiliates, nor shall any of the Acquired Subsidiaries advance such expenses or increase such compensation or benefits or commit to advance such expenses or increase such compensation or benefits.

(b)    Any loss arising out of or related to any breach of this Section 6.18 shall be treated as Closing Date Indebtedness.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1    Conditions to the Obligations of Buyer and Sellers. The obligations of the Parties to effect the Closing are subject to the satisfaction (or waiver) prior to the Closing of the following conditions:

(a)    HSR. The waiting periods applicable to the consummation of the Transaction under the HSR Act shall have expired or been terminated.

(b)    Non-U.S. Antitrust Clearances. All of the Non-U.S. Antitrust Clearances shall have been obtained.

(c)    No Prohibition. No court or other Government Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Transaction (a “Prohibition”).

(d)    Consents and Approvals. All Seller Required Approvals shall have been obtained.

(e)    Confirmation Order. The Bankruptcy Court shall have entered the Confirmation Order.

Section 7.2    Conditions to the Obligations of Buyer. The obligation of Buyer to effect the Closing is subject to the satisfaction (or waiver) prior to the Closing of the following conditions:

(a)    Representations and Warranties. (i) Each of the representations and warranties of Sellers contained in Article III (other than the Seller Fundamental Representations) shall be true and correct as of the Execution Date and as of the Closing Date (except for such representations and warranties that are made as of a specific date which shall speak only as of such date), except where the failure to be true and correct would not have a Material Adverse Effect (for the avoidance of doubt, giving effect to the provisos in the definition of “Material Adverse Effect” in determining whether and to what extent any representation and warranty is true and correct), (ii) the Seller Fundamental Representations (except for Section 3.2(b) and Section 3.2(d)) shall be true and correct in all material respects as of the Execution Date and as of the Closing as if made on and as of the Closing (except for such representations and warranties that are made as of a specific date which shall speak only as of such date) and (iii) the representations and warranties of Sellers contained in Section 3.2(b) and Section 3.2(d) shall be true and correct, subject only to de minimis exceptions, as of the Execution Date and as of the Closing as if made on and as of the Closing (except for such representations and warranties that are made as of a specific date which shall speak only as of such date) (in the case of each of (i), (ii) and (iii), disregarding all materiality and “Material Adverse Effect” or similar qualifiers contained therein but giving effect to the lead in to Article III).

(b)    Covenants. Each of the covenants and agreements of Sellers to be performed on or prior to the Closing shall have been duly performed in all material respects.

(c)    Material Adverse Effect. From the Execution Date, there shall not have occurred and be continuing as of Closing any Material Adverse Effect.

(d)    Certificate. Buyer shall have received a certificate, signed by a duly authorized officer of Seller Parent and dated the Closing Date, to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

(e)    Deliverables. Buyer shall have received all items required to be delivered or caused to be delivered by Sellers pursuant to Section 2.8 at or prior to the Closing.

(f)    Order Entry. The Bankruptcy Court shall have entered (i) the Bidding Procedures Order and (ii) the Confirmation Order (which shall be in full force and effect), and no order staying, reversing, modifying or amending the Confirmation Order shall be in effect on the Closing Date.

(g)    RSA. The RSA shall not have been terminated with respect to any party thereto.

Section 7.3    Conditions to the Obligations of Sellers. The obligation of Sellers to effect the Closing is subject to the satisfaction (or waiver) prior to the Closing of the following conditions:

(a)    Representations and Warranties. Each of the representations and warranties of Buyer contained in Article IV shall be true and correct as of the Execution Date and as of the Closing Date (except for such representations and warranties that are made as of a specific date which shall speak only as of such date), disregarding all materiality or similar qualifiers contained therein but giving effect to the lead in to Article IV, except where any failures of any such representations and warranties to be true and correct would not prevent or materially impair Buyer’s ability to consummate the Transaction.

(b)    Covenants. Each of the covenants and agreements of Buyer to be performed on or prior to the Closing shall have been duly performed in all material respects.

(c)    Certificate. Sellers shall have received a certificate, signed by a duly authorized officer of Buyer and dated the Closing Date, to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d)    Deliverables. Sellers shall have received all items required to be delivered by Buyer pursuant to Section 2.7 at or prior to the Closing.

(e)    Professional Fee Escrow. The Professional Fee Escrow Amount shall have been (or concurrently with the Closing will be) deposited by or on behalf of Buyer into a segregated bank account that Sellers shall maintain in trust solely for the Professionals and for no other entities until the Professional Fees have been irrevocably paid in full to the Professionals pursuant to one or more final Orders of the Bankruptcy Court.

ARTICLE VIII

TERMINATION

Section 8.1    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)    by written agreement of Buyer and Seller Parent;

(b)    by either Buyer or Seller Parent, by giving written notice of such termination to the other Party, if any Prohibition permanently restraining, enjoining or otherwise prohibiting the consummation of the Transaction has become final and non-appealable so long as the reason for the Prohibition permanently restraining, enjoining or otherwise prohibiting the consummation of the Transaction is not due to the terminating Party’s material breach of its representations, warranties, covenants or agreements under this Agreement;

(c)    by either Buyer or Seller Parent, by giving written notice of such termination to the other Party, if the Closing shall not have occurred on or prior to March 31, 2021 (the “Outside Date”) so long as the reason that the Closing has not occurred prior to the Outside Date is not due to the terminating Party’s material breach of its representations, warranties, covenants or agreements under this Agreement;

(d)    by either Buyer or Seller Parent, by giving written notice of such termination to the other Party, if (i) Sellers enter into a definitive agreement to implement an Alternative Transaction, including because Buyer is not the prevailing party at the conclusion of the Auction held in accordance with the Bidding Procedures Order (if the Auction is held), or (ii) the Bankruptcy Court approves an Alternative Transaction other than with Buyer;

(e)    by Seller Parent, by giving written notice of such termination to Buyer, if there has been a breach of any representation, warranty, covenant or agreement made by Buyer in this Agreement, or any such representation and warranty shall have become untrue after the Execution Date, in either case, such that Section 7.3(a) and/or Section 7.3(b) (as applicable) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice thereof is given by Seller Parent to Buyer and (ii) the Outside Date; provided, that (x) Seller Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if any Seller is then in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that Section 7.2(a) and/or Section 7.2(b) (as applicable) would not be satisfied (for this purpose, disregarding any cure periods contained therein) and (y) subject to clause (x) above, the failure of Buyer to consummate the Closing within two (2) Business Days of the date required pursuant to Section 2.6 shall be deemed to be a breach of a covenant by Buyer that permits Seller Parent to terminate this Agreement immediately upon such breach pursuant to this Section 8.1(e);

(f)    by Buyer, by giving written notice of such termination to Seller Parent, if there has been a breach of any representation, warranty, covenant or agreement made by Sellers in this Agreement, or any such representation and warranty shall have become untrue after the Execution Date, in either case, such that Section 7.2(a) and/or Section 7.2(b) (as applicable) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice thereof is given by Buyer to Seller Parent and (ii) the Outside Date; provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if Buyer is then in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that Section 7.3(a) and/or Section 7.3(b) (as applicable) would not be satisfied (for this purpose, disregarding any cure periods contained therein);

(g)    by Buyer, by giving written notice of such termination to Seller Parent, if (i) any of the Bankruptcy Court Milestones have not been met (subject to extension as contemplated herein), (ii) the Bankruptcy Cases are dismissed or converted to a case or cases under chapter 7 of the Bankruptcy Code, and neither such dismissal nor conversion expressly contemplates the Transaction or (iii) Sellers withdraw or seek authority to withdraw any motion seeking Bankruptcy Court material relief contemplated herein, including confirmation of the Plan, unless (1) Sellers have previously notified Buyer in writing of Sellers’ plan to refile such motion at such later time that will satisfy all the Milestones and (2) Buyer has provided written consent (not to be unreasonably withheld, conditioned or delayed) to such plan; or

(h)    by Buyer, upon a termination of the RSA.

Section 8.2    Effect of Termination(a) . In the event of the termination of this Agreement in accordance with Section 8.1, this Agreement shall thereafter become void and have no effect,

and no Party shall have any liability to any other Party or their respective Affiliates, or their respective directors, officers or employees, except for the obligations of the Parties contained in this Section 8.2 and in Article IX (and any related definitional provisions set forth in Article I).

(b)    In the event of termination of this Agreement for any reason other than Section 8.1(a) or Section 8.1(e), Sellers shall pay Buyer, in accordance with the terms hereof and, following its entry, the Bidding Procedures Order, the Expense Reimbursement Payment. In addition to any Expense Reimbursement Payment, in the event of termination of this Agreement pursuant to Section 8.1(d), Section 8.1(f), Section 8.1(g)(i) (but only with respect to the Bankruptcy Milestone in Section 5.1(c)(ix)) and Section 8.1(g)(iii) Sellers shall pay Buyer, in accordance with the terms hereof and, following its entry, the Bidding Procedures Order, the Termination Payment. If payable, the Termination Payment and Expense Reimbursement Payment shall each be paid concurrently with the termination of this Agreement, if this Agreement is terminated by Seller Parent, or on the second (2nd) Business Day following the date of such termination, if this Agreement is terminated by Buyer. Upon filing the Bankruptcy Cases, the Termination Payment and the Expense Reimbursement Payment shall constitute an allowed superpriority administrative claim against Sellers’ bankruptcy estates pursuant to sections 105(a), 363, 364, 503(b), and 507(a)(2) of the Bankruptcy Code, with priority over all other administrative expenses of the kind, including any claim granted pursuant to any order approving Sellers to enter into a post-petition financing facility or to continue to access cash collateral following the commencement of the Bankruptcy Cases.

(c)    In the event of termination of this Agreement pursuant to Section 8.1(e), Buyer shall, on the second (2nd) Business Day following the date of such termination, pay Seller Parent the Reverse Termination Payment.

ARTICLE IX

MISCELLANEOUS

Section 9.1    Non-Survival of Representation, Warranties and Covenants. The respective representations, warranties and covenants of Sellers and Buyer contained in this Agreement and any certificate delivered pursuant hereto shall terminate at, and not survive, the Closing, except to the extent that any covenant, by its terms, is to be performed following the Closing (which covenants shall survive the Closing in accordance with their terms).

Section 9.2    Notices. All notices and communications hereunder shall be deemed to have been duly given and received (a) upon receipt, if served by personal delivery upon the Party for whom it is intended, (b) three Business Days after deposit in the mail, if sent by registered or certified mail, return receipt requested or (c) upon confirmation of receipt, if sent by email; provided that the notice or communication is sent to the address or email address set forth below (or such other address as may be designated in writing hereafter, in the same manner, by such Person):

To Buyer:

AMP Intermediate B.V.
c/o KPS Capital Partners, LP
485 Lexington Avenue, 31st Floor
New York, NY 10017
Attention:	Raquel Palmer
Ryan Baker
Email:	rpalmer@kpsfund.com
rbaker@kpsfund.com

With a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention:	John D. Amorosi
Brian Wolfe
Telephone:	+1 (212) 450-4010
+1 (212) 450-4140
Email:	john.amorosi@davispolk.com
brian.wolfe@davispolk.com

To Sellers:

Garrett Motion Inc.
La Pièce 16
1180 Rolle, Switzerland
Attention:	Sean Deason
Jerome P. Maironi
Email:	Sean.Deason@garrettmotion.com
jerome.maironi@garrettmotion.com

With copies to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
United States
Attention:	Scott Miller
Andrew Dietderich
Telephone:	+1 (212) 558-3830
Email:	millersc@sullcrom.com
dietdericha@sullcrom.com

Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom
Attention:	Evan S. Simpson
Telephone:	+44 (0) 20 7959 8426
Email:	simpsone@sullcrom.com

Section 9.3    Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and Sellers, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 9.4    No Assignment or Benefit to Third Parties. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Subject to the provisions of Section 2.11, no Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Parties, except that (a) Buyer may assign any and all of its rights under this Agreement to one or more of its Affiliates (but no such assignment shall relieve Buyer of any of its obligations hereunder), (b) Buyer may assign any and all rights under this Agreement to any Debt Financing Source as collateral in connection with the Debt Financing, (c) after the Closing, Buyer may assign any and all of its rights under this Agreement to any Person (but no such assignment shall relieve Buyer of any of its obligations hereunder) and (d) Sellers may assign some or all of their rights or delegate some or all of their obligations hereunder to successor entities (including any liquidating trust) pursuant to the Bankruptcy Cases (but no such assignment shall relieve Sellers of any of their obligations hereunder). Any assignment not made in accordance with this Section 9.4 shall be void. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer and Sellers and their respective successors, legal representatives and permitted assigns, any rights or remedies under or by reason of this Agreement, except for Section 6.10 (which is intended to be for the benefit of the Indemnitees).

Section 9.5    Entire Agreement. This Agreement (including all Annexes, Schedules and Exhibits hereto), the other Transaction Documents and the Confidentiality Agreement contain the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters.

Section 9.6    Fulfillment of Obligations. Any obligation of any Party to any other Party under this Agreement which obligation is performed, satisfied or fulfilled completely by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

Section 9.7    Public Disclosure. Notwithstanding anything to the contrary contained herein, except as may be required to comply with the requirements of any applicable Law, an Order by the Bankruptcy Court or the rules and regulations of any stock exchange upon which the securities of one of the Parties is listed, from and after the Execution Date, no press release or similar public announcement or communication shall be made or caused to be made relating to this Agreement unless specifically approved in advance by the Parties; provided, if such an announcement is so required to be made, such approval of the other Party shall not be required if, to the extent permissible by applicable Law and practicable under the circumstances, the disclosing Party gives the nondisclosing Parties prior notice of, and an opportunity to seek a protective order or confidential treatment with respect to, or to comment on, the proposed disclosure.

Section 9.8    Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transaction is consummated, all costs and expenses incurred in connection with this Agreement and the Transaction shall be borne by the Party incurring such costs and expenses.

Section 9.9    Bulk Sales. Notwithstanding any other provisions in this Agreement, Buyer and the Sellers hereby waive compliance with all “bulk sales,” “bulk transfer” and similar Laws that may be applicable with respect to the sale and transfer of any or all of the Acquired Assets to Buyer.

Section 9.10    Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury. EXCEPT TO THE EXTENT OF THE MANDATORY PROVISIONS OF THE BANKRUPTCY CODE, THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT (EXCEPT TO THE EXTENT EXPRESSLY PROVIDED OTHERWISE IN SUCH DOCUMENT) AND ANY CLAIM OR CONTROVERSY HEREUNDER OR THEREUNDER, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. Each Party agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the Transaction exclusively in the Bankruptcy Court, provided, however, that, if the Bankruptcy Cases have not yet been commenced, the Bankruptcy Cases are closed pursuant to section 350 of the Bankruptcy Code or the Bankruptcy Court does not have subject-matter jurisdiction over such action, each of the Parties irrevocably agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the Transaction exclusively in the United States District Court for the Southern District of New York or any New York State court, in each case sitting in the City and County of New York (the Bankruptcy Court or such other court, as applicable, the “Chosen Courts”), and solely in connection with claims arising out of or related to this Agreement or the Transaction (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 9.2. Each Party irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the Transaction.

Section 9.11    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

Section 9.12    Headings. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

Section 9.13    Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.14    Specific Performance.

(a)    The Parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, subject to Section 9.14(b), the Parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Transaction), in addition to any other remedy to which they are entitled at law or in equity; provided that, for the avoidance of doubt, in no event shall Sellers or any of their respective Affiliates be entitled to, or permitted to seek, specific performance in respect of any Debt Financing Sources; provided, further, that this sentence shall not limit Sellers’ rights to enforce Buyer’s obligations under this Agreement (including Section 6.12) in accordance with the terms hereof. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

(b)    Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that Sellers shall be entitled to specific performance of Buyer’s obligations to cause the Equity Financing to be funded pursuant to the Equity Commitment Letter and to consummate the Closing only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (in each case, other than those conditions contemplated to be satisfied at the Closing itself, which conditions would be satisfied at the Closing) at the time when the Closing is required to have occurred pursuant to Section 2.6, (ii) the proceeds of the Debt Financing have been funded (or the Debt Financing will be funded at the Closing if the Equity Financing is funded at the Closing), (iii) Sellers have irrevocably confirmed in a written notice delivered to Buyer that Sellers are ready, willing and able for the Closing to occur and to consummate the Transaction and (iv) Buyer does not consummate the Closing on the date the Closing is required to have occurred pursuant to Section 2.6.

Section 9.15    Limitation on Liability.

(a)    The Parties acknowledge and agree that Seller Parent’s entitlement to the Reverse Termination Payment under Section 8.2(c) will constitute liquidated damages (and not a penalty) and, other than its rights to specific performance under Section 9.14, the Reverse Termination Payment shall be the sole and exclusive remedy available to Sellers and any other Person against Buyer, any Debt Financing Sources Related Parties or other Financing Source or any of their respective Affiliates and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, agent, members, managers, general or limited partners, assignees or representatives (collectively, the “Buyer Related Parties”) in connection with this Agreement or the Transaction (including as a result of the failure to consummate the Closing or for a breach or failure to perform hereunder or otherwise) and none of Buyer or any of the other Buyer Related Parties shall have any further Liability relating to or arising out of this Agreement or the Transaction. The Parties acknowledge and agree that the maximum aggregate liability of Buyer and the other Buyer Related Parties shall be an amount equal to the Reverse Termination Payment. For the avoidance of doubt, (i) under no circumstances shall Sellers or any of their respective Affiliates be entitled to monetary damages other than payment of the Reverse Termination Payment, (ii) while Sellers may pursue both a grant of specific performance in accordance with this Agreement and the payment of the Reverse Termination Payment pursuant to Section 8.2(c), under no circumstance shall Sellers or any of their respective Affiliates be permitted or entitled to receive both a grant of specific performance and any monetary damages, including a payment of all or any portion of the Reverse Termination Payment, and (iii) under no circumstances shall Sellers or any of their respective Affiliates be entitled to collect the Reverse Termination Payment on more than one occasion (or, after the receipt thereof, any further funds or amounts).

(b)    The Parties acknowledge and agree that Buyer’s entitlement to the Expense Reimbursement Payment and the Termination Payment under Section 8.2(b) will constitute liquidated damages (and not a penalty), and, other than its rights to specific performance under Section 9.14, the Expense Reimbursement Payment and the Termination Payment shall be the sole and exclusive remedy available to Buyer and any other Person against Seller Parent, Sellers, or any of their respective Affiliates and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, agent, members, managers, general or limited partners, assignees or representatives (collectively, the “Seller Related Parties”) in connection with this Agreement or the Transaction (including as a result of the failure to consummate the Closing or for a breach or failure to perform hereunder or otherwise) and none of the Seller Related Parties shall have any further Liability relating to or arising out of this Agreement or the Transaction. The Parties acknowledge and agree that the maximum aggregate liability of the Seller Related Parties shall be an amount equal to the sum of the Expense Reimbursement Payment and the Termination Payment. For the avoidance of doubt, (i) under no circumstances shall Buyer or any of its respective Affiliates be entitled to monetary damages other than payment of the Expense Reimbursement Payment and the Termination Payment, (ii) while Buyers may pursue both a grant of specific performance in accordance with this Agreement and the payment of the Expense Reimbursement Payment and the Termination Payment pursuant to Section 8.2(b), under no circumstance shall Buyer or any of its respective Affiliates be permitted or entitled to receive both a grant of specific performance and any monetary damages, including a payment of all or any portion of the Expense Reimbursement Payment and Termination Payment, and (iii) under no circumstances shall Sellers or any of their respective Affiliates be entitled to collect the Expense Reimbursement

Payment or the Termination Payment on more than one occasion (or, after the receipt of both the Expense Reimbursement Payment and the Termination Payment, as applicable, any further funds or amounts).

Section 9.16    Currency. Unless otherwise specified in this Agreement, all references to currency and monetary values set forth herein shall mean U.S. Dollars and all payments hereunder shall be made in U.S. Dollars. The parties agree that to the extent this Agreement provides for any valuation, measurement or test as of a given date based on an amount specified in U.S. Dollars and the subjects of such valuation, measurement or test are comprised of items or matters that are, in whole or in part, denominated other than in U.S. Dollars, such non-U.S. Dollar amounts shall be converted into U.S. Dollars using an exchange rate that will be the spot rate as of that Business Day as calculated by WM/Reuters at 8:00 AM Eastern Standard Time (provided that, if the relevant date is not a Business Day, then such rate shall be computed as of the prior Business Day).

Section 9.17    Release. Effective as of the Closing, each of the Sellers, on behalf of itself and its Affiliates, successors and assigns, (collectively, the “Releasing Parties”), forever waives, releases, remises and discharges Buyer, and each of its predecessors, successors and Affiliates (including the Acquired Subsidiaries) and, in their capacities as such, the stockholders, directors, officers, employees, consultants, attorneys, agents, assigns and employee benefit plans of the foregoing from any claim or Liability that such Releasing Parties may currently have, or may have in the future, arising prior to, on or after the Closing Date (so long as the events giving rise to such claim or Liability occurred on or prior to the Closing), except for the Sellers’ rights under the terms of this Agreement. Each Seller, on behalf of itself and its respective other Releasing Parties, (i) represents and warrants that it has not assigned or transferred or purported to assign or transfer to any Person all or any part of, or any interest in, any Litigation, or Liability of any nature, character or description whatsoever, which is or which purports to be released or discharged by this Section 9.17 (collectively, the “Released Claims”) and (ii) acknowledges that the Releasing Parties may hereafter discover facts other than or different from those that it knows or believes to be true with respect to the subject matter of the Released Claims, but it hereby expressly agrees that, on and as of the Closing, Sellers and their respective other Releasing Parties shall have waived and fully, finally and forever settled and released any known or unknown, suspected or unsuspected, asserted or unasserted, contingent or noncontingent claim with respect to the Released Claims, whether or not concealed or hidden, without regard to the subsequent discovery or existence of such different or additional facts.

Section 9.18    Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, each Seller, on behalf of itself and its Subsidiaries, hereby: (i) agrees that any action, whether in law or in equity, whether in contract or in tort or otherwise, involving any Debt Financing Source, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof, and each party hereto irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court, and such action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (ii) agrees not to bring or support any action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iii) agrees that service of process upon each Seller or its Subsidiaries in any such action or proceeding shall be effective if notice is given in accordance with Section 9.2, (iv) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action in any such court, (v) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law all rights of trial by jury in any action brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (vi) agrees that no Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature, (vii) agrees that no Debt Financing Source will have any liability to any Seller or any of its Subsidiaries in connection with this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (provided that, notwithstanding the foregoing, nothing herein shall affect the rights of Buyer against the Debt Financing Sources with respect to the Debt Financing or any of the transactions contemplated hereby or any services thereunder), and (viii) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, the provisions in Section 8.2 (Effect of Termination), Section 9.3 (Amendment; Waiver), Section 9.10 (Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury), Section 9.14 (Specific Performance) or this Section 9.18 that in each case reflect the foregoing agreements set forth in this Section 9.18 (or any other provision of this Agreement to the extent modification, amendment or waiver of such provision would modify the substance of the foregoing as it applies to any Debt Financing Source or Debt Financing), and such provisions and the definitions of “Debt Financing Sources” and “Debt Financing Sources Related Parties” (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) shall not be amended in any way materially adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources. For purposes of this Section 9.18 (other than with respect to the parties that have a consent right over adverse amendments, supplements, waivers, or other modifications to this Agreement), “Debt Financing Sources” includes all Debt Financing Sources Related Parties.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

GARRETT MOTION INC.

By:	/s/ Olivier Rabiller
Name:	Olivier Rabiller
Title:	President & Chief Executive Officer

GARRETT MOTION HOLDINGS INC.

By:	/s/ Jerome P. Maironi
Name:	Jerome P. Maironi
Title:	Authorized Signatory

GARRETT ASASCO INC.

By:	/s/ Jerome P. Maironi
Name:	Jerome P. Maironi
Title:	Authorized Signatory

GARRETT MOTION HOLDINGS II INC.

By:	/s/ Jerome P. Maironi
Name:	Jerome P. Maironi
Title:	Authorized Signatory

AMP INTERMEDIATE B.V.

By:	/s/ Florian Küppers
Name:	Florian Küppers
Title:	Managing Director

AMP U.S. HOLDINGS, LLC

By:	/s/ Raquel Palmer
Name:	Raquel Palmer
Title:	President

2

Annex A

Definitions

“503(b) Expenses” has the meaning set forth in Section 2.9(f).

“Accounting Principles” means U.S. GAAP, including, to the extent consistent with U.S. GAAP, the principles, policies, procedures, categorizations, definitions, methods, practices, judgments, classifications, estimation methodologies and techniques as consistently applied in the audited financial statements containing the Most Recent Audited Balance Sheet.

“Acquired Accounts Receivable” means all trade and non-trade accounts and notes receivable and other miscellaneous receivables of the Business.

“Acquired Assets” has the meaning set forth in Annex C.

“Acquired Assets Purchase Price” has the meaning set forth in Section 2.5(a).

“Acquired Benefit Plans” means all Benefit Plans other than any Benefit Plan providing for equity or equity-based awards.

“Acquired Books and Records” means all books, ledgers, files, reports, plans, records, manuals and other materials (in any form or medium) of, or maintained for, the Business, but excluding any such items to the extent an Excluded Asset.

“Acquired Contracts” means all Contracts (other than this Agreement and any Acquired Lease) to which Sellers or any of their respective Subsidiaries (including the Acquired Subsidiaries) are a party, that are not Rejected Debtor Contracts or otherwise an Excluded Asset.

“Acquired Equity” means (i) all Equity Securities in the Acquired Subsidiaries and (ii) any Equity Securities (or equivalent thereof) in any other Person, in the case of this clause (ii), directly held by the Acquired Subsidiaries.

“Acquired Fixtures and Equipment” means all furniture, furnishings, vehicles, equipment, computers, tools and other tangible personal property (other than inventory), wherever located, including any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person.

“Acquired Intellectual Property” means all the Intellectual Property that is owned, or purported to be owned, by Sellers or any of their respective Affiliates. For the avoidance of doubt, the Acquired Intellectual Property includes any ownership of or rights in such Intellectual Property in the foregoing that was transferred to Sellers or any of their respective Affiliates in connection with the transaction that was the subject of the SDA.

“Acquired Inventory” means all inventory, wherever located, including packaging, supplies, tooling, parts, work-in-process and all finished goods whether held at any location or facility of Sellers or any of their respective Affiliates or in transit to Sellers or any of their respective Affiliates.

“Acquired IT Assets” means all the IT Assets that are owned, or purported to be owned, by Sellers or any of their respective Affiliates.

“Acquired Leased Real Property” means all real property (including all land, together with all buildings, structures, improvements and fixtures located thereon) and rights and interests in real property that is the subject of the Acquired Leases.

“Acquired Leases” means those leases, subleases and licenses governing real property owned by Persons other than Sellers or any of their respective Affiliates and which are not Rejected Debtor Contracts.

“Acquired Owned Real Property” means any real property (including all land, together with all buildings, structures, improvements, fixtures or appurtenances located thereon) and all easements and other rights and interests in real property owned by Sellers or any of their respective Affiliates.

“Acquired Shares” has the meaning set forth in the Recitals.

“Acquired Subsidiaries” has the meaning set forth in the Recitals.

“Acquired Subsidiary Plan” means any Benefit Plan that is sponsored, maintained or entered into by any Acquired Subsidiary.

“Acquired Subsidiary Tax Returns” have the meaning set forth in Section 6.4(a).

“Additional Assumed Contract” has the meaning set forth in Section 2.9(d).

“Additional Assumed Contracts Schedule” has the meaning set forth in Section 2.9(d).

“Adjustment Escrow Account” has the meaning set forth in Section 2.7(a)(i)(A).

“Adjustment Escrow Amount” means an amount equal to fifty million Dollars ($50,000,000).

“Adjustment Time” means 11:59 p.m. CET on the calendar day prior to the date at which the Closing occurs.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with, such other Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise. Affiliates of Buyer will exclude portfolio companies of funds managed, controlled, advised or subadvised by either Buyer or its Affiliates. Until the consummation of the

Closing, the Acquired Subsidiaries shall be deemed to be Affiliates of each of the Sellers. For the avoidance of doubt, neither the Joint Ventures nor their Subsidiaries shall be considered “Affiliates” of Sellers or any Acquired Subsidiary.

“Agent” means, as applicable, the administrative agent or trustee for the Prepetition Credit Facility, the Prepetition Notes and the Debtor-in-Possession Facility.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Schedule” has the meaning set forth in Section 2.12(a).

“Alternative Financing” has the meaning set forth in Section 6.12(e).

“Alternative Financing Commitment Letter” has the meaning set forth in Section 6.12(e).

“Alternative Transaction” has the meaning set forth in Section 5.3(a).

“Anti-Corruption Law” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, the United Kingdom Bribery Act 2010, or any other applicable Law related to bribery or corruption.

“Applicable Group” has the meaning set forth in Section 3.9(f).

“Applicable Tax Returns” means any affiliated, combined, consolidated, unitary or similar Tax Returns for any taxable period, that include U.S. Topco and with respect to which Buyer or any of its Affiliates (including U.S. Topco LLC after the Closing) may have liability under Treasury Regulations Sections 301.7701-2(c)(2)(iii) or 1.1502-6 or any similar provisions of federal, state, local or non-U.S. Law.

“Asset Allocation Statement” has the meaning set forth in Section 2.12 (b).

“Assumed Liabilities” has the meaning set forth in Annex E.

“Auction” has the meaning set forth in Section 5.1(a).

“Audited Balance Sheet Date” means the date of the Most Recent Audited Balance Sheet.

“Avoidance Actions” means any and all causes of action to avoid a transfer of property or an obligation incurred by any of Seller arising under Sections 542, 544, 545, and 547 through and including 553 of the Bankruptcy Code or any other federal, state, or foreign law pertaining to actual or constructive fraudulent transfer, fraudulent conveyance, or voidable transactions.

“Back-up Termination Date” means the earliest to occur of (a) February 15, 2021, (b) the consummation of an Alternative Transaction, (c) the date on which the conditions to Closing set forth in Section 7.1(a) and Section 7.1(b) have been satisfied or waived and (d) Buyer’s receipt of notice from Seller Parent of the release by Sellers of Buyer’s obligations under Section 5.3(c).

“Bankruptcy Cases” has the meaning set forth in the Recitals.

“Bankruptcy Code” has the meaning set forth in the Recitals.

“Bankruptcy Court” has the meaning set forth in the Recitals.

“Bankruptcy Court Milestones” has the meaning set forth in Section 5.1(c).

“Benefit Plans” means all benefit and compensation plans, contracts, policies or arrangements, including any trust instruments and insurance contracts forming a part thereof, any “employee benefit plans” within the meaning of Section 3(3) of ERISA, any deferred compensation, stock option, stock purchase, stock appreciation rights, stock- or equity-based incentive, bonus, workers’ compensation, post-employment or retirement benefits, disability, health and welfare, profit sharing, vacation and severance plans and all Labor Contracts, employment, severance, retention, transaction bonus, and change in control agreements, arrangements, programs and policies, and all amendments thereto, in each case whether or not written (x) which are sponsored or maintained by, administered, contributed to or required to be contributed to, by Sellers or, any of the Acquired Subsidiaries or any of their Affiliates for the current or future benefit of any current or former Employee, or (y) for which Sellers or any of their Subsidiaries has any direct or indirect liability, in each case, excluding any Non-U.S. Benefit Plans sponsored or administered by a Government Entity and employment contracts as required by the Laws of any applicable local jurisdiction outside of the United States.

“Bidding Procedures Order” means the order to be entered by the Bankruptcy Court governing the bidding procedures for the Auction and such other matters set forth therein in the form attached as Exhibit 1 (or with such changes as are acceptable to Buyer).

“Bill of Sale” means the bill of sale and assignment and assumption agreement in all material respects in the form attached hereto as Exhibit 5.

“Brazil Tax Assessment” means any amounts payable by Garrett Motion Indústria Automotiva Brasil Ltda. as a result of assessments by the Delegacia da Receita Federal em Guarulhos/SP (DRF/Guarulhos) in relation to its Tax filings for fiscal years 2017-2020, including any related interest and penalties.

“Brazilian Tax Exposure” means (A) the amount of any Liability for Taxes in respect of the Brazil Tax Assessment, if such Liability has been finally determined pursuant to a binding agreement with the Brazilian tax authorities or pursuant to an order of a Brazilian court, in each case, that is final and unappealable by the Brazilian tax authorities prior to the Adjustment Time (a “Final Resolution”), or (B) if no Final Resolution has been reached prior to the Adjustment Time, an amount equal to (i) BRL 69,012,271.02 (representing the assessed amount of the Brazilian Tax Assessment), plus (ii) BRL 51,759,203.27 (representing the penalty on the amount described in the preceding clause (i)), plus (iii) any interest on the amounts described in the preceding clauses (i) and (ii) (calculated in accordance with applicable law as of the Adjustment Time) and minus (iv) the amount of any judicial deposits posted by the Acquired

Subsidiaries in connection with the Brazil Tax Assessment as of the Adjustment Time (“Brazil Deposits”). For the avoidance of doubt, nothing in this Agreement shall constitute an admission, on the part of Sellers or any Acquired Subsidiary, of liability to any third party with respect to the Brazil Tax Assessment.

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City or Rolle, Switzerland are authorized or obligated by Law or executive order to close.

“Business Employees” means all Employees on the Closing Date, including Employees on vacation or on an approved leave of absence from work. For the avoidance of doubt, all Business Employees will be employed by an Acquired Subsidiary as of the Closing.

“Business Employees’ Records” means all personnel files related to the Business Employees; provided that Business Employees’ Records shall not include any files the transfer of which would be prohibited by Law.

“Business Products” has the meaning set forth in Section 3.18(a).

“Buyer” has the meaning set forth in the Preamble.

“Buyer Plans” means the employee benefit plans, agreements, programs, policies and arrangements of Buyer.

“Buyer Related Parties” has the meaning set forth in Section 9.15(a).

“Cash” means cash and cash equivalents (including the fair market value of marketable securities that are readily convertible to cash, but only to the extent classified as cash equivalents in the Accounting Principles and defined in accordance with U.S. GAAP), but excluding (a) restricted cash as defined in accordance with U.S. GAAP, security deposits, bond guarantees, amounts held as collateral (including in respect of outstanding letters of credit), cash and cash equivalents held in escrow or on behalf of third parties (including any Cash Collateral) and any Brazil Deposits, (b) amounts recovered or recoverable in connection with Insurance Policies and (c) any amounts required to cover uncleared checks or drafts issued by any of the Acquired Subsidiaries (and cash will be reduced by any cash or book overdrafts by any of the Acquired Subsidiaries).

“Cash Collateral” means, as of the Closing Date, any cash and cash equivalents of the Acquired Subsidiaries held as security deposits, bond guarantees or other amounts held as collateral by any Person in respect of Credit Support issued by such Person, in each case (i) arising on or after September 10, 2020 and (ii) identified in the Seller Estimate.

“Cash Collateral Order” means the order or orders of the Bankruptcy Court in form reasonably acceptable to Buyer (a) authorizing Debtors to use the cash collateral of the prepetition lenders and (b) providing the prepetition lenders with adequate protection.

“Change of Control Payments” means (i) any change in control, transaction, retention or similar bonus or other payment or form of compensation (including any equity award or equity-linked award) that is created, increased, accelerated or accrued or becomes payable by Buyer or any Acquired Subsidiary to any current or former Employee and including any payroll Taxes payable by Buyer or such Acquired Subsidiary with respect thereto and related gross-up payments, in each case, which becomes vested or payable solely as a result of the execution and delivery of this Agreement or the consummation of the Transaction and (ii) any change in control, transaction, retention or similar bonus, or any severance or other payment, benefit or form of compensation that is created, increased, accelerated or accrued or that becomes vested or payable by Buyer or any Acquired Subsidiary to any current or former Employee, and including any payroll Taxes payable by Buyer or such Acquired Subsidiary with respect thereto and related gross-up payments, either alone or together with any other event in connection with the execution and delivery of this Agreement or the consummation of the Transaction that is not set forth on Schedule 3.10(a) of the Seller Disclosure Schedules. For the avoidance of doubt, Change of Control Payments shall not include (i) any Continuity Award listed under Item 149 of Schedule 3.10(a), (ii) severance payable or provided in respect of Qualifying Good Reason Terminations and (iii) any severance payments or benefits pursuant to the plans or agreements set forth on the section of the Seller Disclosure Schedules titled “Change of Control Payments Definition”.

“Chosen Courts” has the meaning set forth in Section 9.10.

“Closing” means the closing of the share and asset sale that is the subject of this Agreement.

“Closing Assumed Contract” means, collectively, each executory Acquired Contract and Acquired Lease to which Sellers or Debtor Acquired Subsidiaries are party; for the avoidance of doubt, the “Closing Assumed Contracts” include each Additional Assumed Contract.

“Closing Date” has the meaning set forth in Section 2.6.

“Closing Date Cash” means the Cash of the Acquired Subsidiaries or otherwise included in the Acquired Assets (in each case, other than any Cash attributable to the Joint Ventures or their Subsidiaries) as of the Adjustment Time.

“Closing Date Indebtedness” means the Indebtedness of the Acquired Subsidiaries or otherwise included in the Assumed Liabilities (in each case, other than any Indebtedness attributable to the Joint Ventures or their Subsidiaries) as of the Adjustment Time.

“Closing Purchase Price” means the Purchase Price as finally determined in accordance with Section 2.13.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letters” means the Debt Commitment Letter and the Equity Commitment Letter.

“Compliant” means, with respect to any Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact regarding the Business or the Acquired Subsidiaries necessary in order to make such Required Information not misleading under the circumstances, (ii) no independent auditor has withdrawn, or has not advised the Sellers or any of their respective Subsidiaries in writing that they intend to withdraw, its audit opinion with respect to any financial statements contained in the Required Information, (iii) no Seller has stated its intent to, or determined that it must, restate any historical financial information included in the Required Information, (iv) is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-X under the Securities Act (including, in respect of Interim Financials, such financials have been reviewed by the applicable independent auditors pursuant to Auditing Standard No. 7225) and in a form customarily included in private placements under Rule 144A of the Securities Act, in each case, assuming such Required Information is intended to be used for an offering of securities pursuant to Rule 144A of the Securities Act in connection with the Debt Financing, and (v) contains financial information on the first day of the Marketing Period that would not be required to be updated under Rule 3-12 of Regulation S-X in order to be current on any day of the Marketing Period to permit a registration statement on Form S-1 by a non-reporting issuer using such financial statements to be declared effective by the SEC and is sufficiently correct to permit the applicable independent accountants to issue comfort letters to the Debt Financing Sources Related Parties (including underwriters, placement agents or initial purchasers), including as to customary negative assurances and change period, in order to consummate any offering of debt securities on the last day of the Marketing Period.

“Confidentiality Agreement” means the confidentiality agreement between Seller Parent and Buyer, dated April 13, 2020.

“Confirmation Order” means an order of the Bankruptcy Court in form and substance acceptable to Buyer (i) confirming the Plan, (ii) approving this Agreement and the Transaction, (iii) approving and authorizing Sellers to consummate the Transaction, (iv) providing for a sale free and clear of all Encumbrances (other than, (a) solely in the case of Acquired Assets that are not Acquired Equity, Permitted Encumbrances, and (b) solely in the case of Acquired Equity, transfer restrictions of general application imposed by securities Laws) to the maximum extent permitted by the Bankruptcy Code, (v) releasing, terminating and discharging all Liabilities under the Honeywell Agreements that are incurred or guaranteed by any of the Acquired Subsidiaries (or for which Buyer or any of its Subsidiaries would have any Liability after the Closing), (vi) releasing, terminating and discharging all obligations under and guarantees and security interests or other Encumbrances granted in favor of, or otherwise providing credit support for or securing, the Prepetition Credit Agreement, the Prepetition Notes and/or any “debtor-in-possession” financing (including the Debtor-in-Possession Facility) (and/or any other Liabilities in respect of any of the foregoing) and (vii) including the terms required by this Agreement (including Section 2.9 and Section 5.2).

“Contract” means any written or oral contract, agreement, lease, sublease, bond, debenture, note, mortgage, indenture, guarantee, instrument, obligation, purchase or sale order, arrangement, commitment or license, including any amendments thereto, but excluding any Benefit Plan or Labor Contract.

“Controlled Group Liability” has the meaning set forth in Section 3.10(c).

“Covered Employee” means an Employee set forth on the section of the Seller Disclosure Schedules titled “Definition of Covered Employees.”

“Covered Representations” has the meaning set forth in Section 4.11(a).

“COVID-19 Measures” means any quarantine, shelter in place, stay at home, workforce reduction, social distancing, shut down, closure, sequester or similar restrictions imposed by any Law in connection with or in response to COVID-19.

“Credit Support” means any instruments of guaranty, letters of credit or other similar financial support which have been provided by any Person to any banks, customers, suppliers or other commercial counterparties in connection with the conduct of the Business, the Acquired Subsidiaries or the Acquired Assets.

“Cure Costs” means all monetary amounts that must be paid and obligations that otherwise must be satisfied under sections 365(b)(1)(A) and (B) of the Bankruptcy Code in connection with the assumption of any Closing Assumed Contract.

“Current Assets” means, with respect to the Acquired Subsidiaries (other than under the Rejected Debtor Contracts) or as otherwise included in the Acquired Assets (in each case, other than Current Assets attributable to the Joint Ventures or their Subsidiaries), all current assets set forth on Annex I hereof, as determined in accordance with the Accounting Principles; provided that, (i) if any assets meet the definition of both Cash and Current Assets, such assets shall be included in Cash for the purposes of determining the Purchase Price, (ii) Current Assets shall be deemed to include an amount equal to the net accounts receivable factoring amounts outstanding (excluding, for the avoidance of doubt, any Discounted Promissory Notes) and (iii) Current Assets shall not include amounts expressly excluded from the definition of Cash.

“Current Liabilities” means, with respect to the Acquired Subsidiaries (other than under the Rejected Debtor Contracts for which Buyer and its Subsidiaries will not have Liability after the Closing) or as otherwise included in the Assumed Liabilities (in each case, other than Current Liabilities attributable to the Joint Ventures or their Subsidiaries), all current liabilities set forth on Annex I hereof, as determined in accordance with the Accounting Principles; provided that, if any liabilities meet the definition of both Indebtedness and Current Liabilities, such liabilities shall be included in Indebtedness for purposes of determining the Purchase Price.

“Debt Commitment Letter” has the meaning set forth in Section 4.8(a).

“Debt Financing” has the meaning set forth in Section 4.8(a).

“Debt Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, including the parties to the Debt Financing Commitment Letters (including any Alternative Financing Commitment Letters) and any joinder agreements or credit agreements (or similar definitive financing documents) relating thereto in each case in their capacity as providers of debt financing at the Closing.

“Debt Financing Sources Related Parties” means the Debt Financing Sources, the respective Affiliates of each of the foregoing and the respective officers, directors, employees, controlling Persons, agents, advisors and the other Representatives and successors of each of the foregoing.

“Debtor Acquired Subsidiaries” has the meaning set forth in Section 2.9(a).

“Debtor-in-Possession Facility” means the Senior Secured Super-Priority Debtor-in-Possession Credit Agreement, by and among Seller Parent, Citibank, N.A., as administrative agent, and the lenders party thereto, contemplated by the RSA.

“Debtors” has the meaning set forth in the Recitals.

“Designated Officer Severance Plan” means the Garrett Motion Inc. Severance Plan for Designated Officers.

“Designation Deadline” has the meaning set forth in Section 2.9(d).

“Director” means a director or manager of a Seller or any of Subsidiary of a Seller.

“Disclosure Statement” means the disclosure statement relating to the Plan in form and substance acceptable to Buyer.

“Disclosure Statement Order” means an order entered by the Bankruptcy Court approving the Disclosure Statement and solicitation procedures in connection therewith that are consistent with the Bankruptcy Court Milestones and in form and substance acceptable to Buyer.

“Discounted Promissory Notes” means any unmatured promissory notes discounted by the Acquired Subsidiaries organized under the laws of the People’s Republic of China.

“Dispute Notice” has the meaning set forth in Section 2.13(b).

“Disputed Items” has the meaning set forth in Section 2.13(b).

“Employees” means all employees of the Business as of any relevant time, including full-time and part-time employees and those who are on an approved leave of absence.

“Encumbrance” means any lien, pledge, charge, claim, encumbrance, license, security interest, option, mortgage, easement, or other restriction or adverse claim of any kind.

“Enforceability Exceptions” has the meaning set forth in Section 3.6.

“Environmental Law” means any Law (including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act of 1980) and any

Governmental Authorization relating to (x) the protection of the environment or human health and safety (including air, surface water, groundwater, drinking water supply, and surface or subsurface land or structures), (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, management, release or disposal of, any Hazardous Substance or waste material or (z) noise, odor or electromagnetic emissions.

“Equity Commitment Letter” has the meaning set forth in Section 4.8(a).

“Equity Financing” has the meaning set forth in Section 4.8(a).

“Equity Financing Source” has the meaning set forth in Section 4.8(a).

“Equity Securities” means (a) capital stock or other equity interests in the Acquired Subsidiaries, (b) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, restricted stock, performance stock, phantom stock, redemption rights, rights of first refusal, repurchase rights, agreements, arrangements or commitments of any character under which the Acquired Subsidiaries are or may become obligated to issue, deliver, offer or sell, or giving any Person a right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests or (c) any securities or obligations exercisable or exchangeable for or convertible into any shares of any of the foregoing, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.10(c).

“Escrow Agent” means Wells Fargo Bank, National Association.

“Escrow Agreement” means that certain Escrow Agreement, dated on or prior to the Closing Date, by and among Seller Parent, Buyer, and the Escrow Agent, which is in form and substance reasonably acceptable to the Parties, providing for an equal sharing between Buyer and Seller Parent of (i) all fees and expenses of the Escrow Agent and (ii) indemnification obligations.

“Estimated Acquired Assets Purchase Price” has the meaning set forth in Section 2.5(b).

“Estimated Non-U.S. Purchase Price” has the meaning set forth in Section 2.5(b).

“Estimated Purchase Price” has the meaning set forth in Section 2.5(b).

“Estimated U.S. Purchase Price” has the meaning set forth in Section 2.5(b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and including the rules and regulations thereunder.

“Excluded Assets” has the meaning set forth in Annex D.

“Excluded Liabilities” means all Liabilities of Sellers or any of their respective Affiliates other than the Assumed Liabilities, including, for the avoidance of doubt, Liabilities set forth in Annex F.

“Execution Date” has the meaning set forth in the Preamble.

“Expense Reimbursement Payment” means the reasonable documented, out-of-pocket costs and expenses incurred by Buyer or its Affiliates in connection with (i) the negotiation, documentation, execution and performance of this Agreement and the Transaction and all proceedings incident thereto and appeals therefrom and (ii) the negotiation, underwriting, documentation and execution of a binder and/or policy in respect of representation and warranty insurance for the Transaction.

“Export Laws” means all applicable Laws relating to export, re-export, transfer or import controls (including the Export Administration Regulations administered by the U.S. Department of Commerce, and customs and import laws and regulations administered by U.S. Customers and Border Protection).

“Financing” has the meaning set forth in Section 4.8(a).

“Financing Commitment Letters” has the meaning set forth in Section 4.8(a).

“Financing Purposes” has the meaning set forth in Section 4.8(d).

“Funded Debt Repayment Amount” means the aggregate amount in U.S. Dollars payable and not otherwise paid by the Debtors prior to the Adjustment Time to holders of Indebtedness under the Prepetition Credit Agreement, the Prepetition Notes and the Debtor-in-Possession Facility pursuant to the Plan.

“Good Reason Escrow” has the meaning set forth in Section 6.5(f).

“Governmental Authorizations” means all licenses, permits, certificates and other authorizations and approvals issued by or obtained from a Government Entity or Self-Regulatory Organization.

“Government Entity” means any non-U.S. or U.S. federal, state or local government or subdivision thereof, or legislative, judicial, executive, administrative or regulatory body or other governmental or quasi-governmental entity with competent jurisdiction, including the Bankruptcy Court.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance or material, including any substance or material that is listed, defined, designated or classified as hazardous, toxic or otherwise harmful or words of similar import under applicable Laws or is otherwise regulated by a Government Entity, including petroleum products and byproducts, asbestos, asbestos-containing material, polychlorinated biphenyls, per- and polyfluoroalkyl substances, lead-containing products and mold.

“Honeywell” means Honeywell International Inc.

“Honeywell Agreements” means (1) the Indemnification and Reimbursement Agreement, by and among Honeywell ASASCO Inc., Honeywell ASASCO 2 Inc. and Honeywell, dated as of September 12, 2018, (2) unless designated as an Additional Assumed Contract, the Separation and Distribution Agreement, by and between Honeywell and Seller Parent, dated as of September 27, 2018 (the “SDA”), (3) the Tax Matters Agreement, by and between Honeywell and Seller Parent, dated as of September 12, 2018 and (4) the Indemnification Guarantee Agreement, by and between Non-U.S. Share Seller, Honeywell ASASCO 2 Inc. and the guarantors party thereto, dated as of September 27, 2018.

“Honeywell Claims” means all of Sellers’ claims, causes of action, defenses and other legal or equitable rights and remedies arising out of the Honeywell Agreements or any distributions or other actions taken by any of Sellers, their bankruptcy estates (whether existing as of the Execution Date or arising in the future, including all actions arising under Chapter 5 of the Bankruptcy Code) or Acquired Subsidiaries in connection with the spin-off of Seller Parent from Honeywell or any of the Honeywell Agreements, or any actions or omissions of Honeywell or its Affiliates in connection with such spin-off, the Honeywell Agreements, the Bankruptcy Cases or the affairs of the Sellers or the Acquired Subsidiaries prior to Closing; such claims, causes of action, rights and remedies include, but are not limited to, fraudulent conveyance or similar claims, claims for breach of fiduciary duty, corporate waste, unconscionability, breach of contract, declaratory judgment and any other cause of action asserted in the action commenced by Seller Parent and U.S. Share Seller against Honeywell, Honeywell ASASCO LLC, Honeywell ASASCO 2 LLC, Honeywell Holdings International Inc., Su Ping Lu, and Darius Adamczyk on December 2, 2019 in the Supreme Court of the State of New York, County of New York, Commercial Division, styled Garrett Motion Inc. v. Honeywell International Inc. and assigned Index No. 657106/2019; provided that, for the avoidance of doubt, the Honeywell Claims shall not include claims, causes of action, defenses or other legal or equitable rights under the Acquired Contracts.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication, (i) all liabilities for borrowed money of any nature, including the principal, accrued and unpaid interest, whether current or funded, secured or unsecured, and all obligations evidenced by bonds, debentures, notes or similar instruments; (ii) all net liabilities under all hedging, collar, swap arrangements or similar instruments (at the termination value thereof (including breakage costs)); provided that termination value of each such arrangement shall be measured individually, and in no event shall any such arrangement be ascribed a positive termination value; (iii) all liabilities for the deferred purchase price of property or services (excluding, for the avoidance of doubt, ordinary course trade payables); (iv) all liabilities in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under U.S. GAAP as capital leases; (v) all deferred, installment or contingent purchase price obligations, including “earn-out” obligations issued or entered into in connection with any acquisition of property; (vi) all liabilities for the reimbursement of any obligor on any performance bonds, drawn-upon letter of credit, banker’s acceptance or similar credit transaction; (vii) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by any of the Acquired Subsidiaries; (viii) all penalties (including prepayment penalties), fees and premiums in respect of any of the items included in this definition (including as a result of the transactions contemplated hereby or the repayment thereof in connection with the Closing); (ix) all obligations in respect of accrued but unpaid dividends that are payable to a Person other than any Acquired Subsidiary; (x) net accounts receivable factoring or promissory note discounting amounts outstanding (excluding, for the avoidance of doubt, any Promissory Notes); (xi) any Leakage; and (xii) any guaranty or any granted Encumbrance securing obligations of a type described in the clauses above to the extent of the obligation secured. For the avoidance of doubt, no component of Indebtedness (including clause (ii)) shall result in a decrease to Indebtedness.

“Indemnitee” has the meaning set forth in Section 6.10(a).

“Independent Accountant” has the meaning set forth in Section 2.13(c).

“Independent Contractors” means as of any relevant time all individual independent contractors of the Business who are natural persons.

“Insurance Policies” means all insurance policies and self-insurance arrangements covering the properties, assets, employees and operations of Sellers and their Affiliates (including the Acquired Subsidiaries) (including policies providing property, casualty, liability, and workers’ compensation coverage, but excluding any Benefit Plan).

“Intellectual Property” means any intellectual property or proprietary rights arising anywhere in the world, whether or not registered, including in or with respect to any of the following: (i) trademarks, service marks, brand names, domain names, social media identifiers and accounts, logos, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same (“Trademarks”); (ii) patents, patent registrations, inventions, improvements, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) trade secrets and other proprietary rights with respect to confidential information, know how, technical data and other information, including with respect to customer and supplier lists, and marketing, pricing, distribution, and cost and sales information; (iv) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), including mask rights and computer software, copyrights therein and thereto, registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (v) industrial designs and any registrations and applications therefor; (vi) all rights in databases and data collections; (vii) all rights in Software; and (viii) all rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, misappropriation or other violation of any of the foregoing anywhere in the world.

“IT Assets” means computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment and all associated documentation.

“Joint Ventures” means FMP Group (Australia) Pty Ltd., FMP Group Pty Limited, FMP Distribution Ltd., and FMP Group (Thailand) Limited.

“Knowledge of Buyer” or any similar phrase means the actual knowledge of any of Ryan Baker and Michael Wang, after reasonable inquiry.

“Knowledge of Sellers” or any similar phrase means the actual knowledge of any of Olivier Rabiller, Peter Bracke, Jerome Maironi, Sean Deason or Jean Philippe Bedu, after reasonable inquiry, it being understood that there shall be no duty of such individuals to conduct (or have conducted) any Intellectual Property searches, analyses (including clearance or prior art searches) or legal opinions (including freedom-to-operate opinions).

“Korea Settlement Amount” means KRW 8,618,473,718 in respect of the settlement of the audit by the Korean National Tax Service of the tax returns of Garrett Motion Korea Ltd. for the tax years 2015-2019.

“Labor Contracts” means any written or oral labor agreements, union contracts or collective bargaining agreements between Sellers or any of the Acquired Subsidiaries and any labor organization or other authorized employee representative representing Employees.

“Labor Laws” means any applicable Laws relating to labor relations, employment and employment standards and practices during the period of any applicable statute of limitations, including all Laws relating to employment standards, labor relations, information privacy and security, immigration and work authorization, equal employment opportunities, pay equity, fair employment practices, employment discrimination on the basis of race, age, sex, sexual orientation, marital status, religion, color, national origin, disability and other classifications protected by applicable Laws, civil rights, affirmative action, sexual or other work place harassment, retaliation, human rights, reasonable accommodation, disability rights or benefits, wages, hours, overtime classification and compensation, child labor, occupational health and safety, workers’ compensation, leaves of absence, hiring, promotion and termination of employees, meal and break periods, unemployment compensation insurance, classification of individuals as independent contractors rather than as employees, withholding and payment of payroll taxes, continuation of coverage under group health plans, and pre-employment screening and background checks.

“Law” means any law, common law, act, treaty, statute, ordinance, rule, regulation, code, order, judgment, injunction or decree enacted, issued, promulgated, enforced or entered by a Government Entity or Self-Regulatory Organization, including the Bankruptcy Code.

“Leakage” means any Taxes payable by any of the Acquired Subsidiaries in connection with or as a result of (i) any dividend (in cash or in other property) or distribution declared, made or paid, by any Acquired Subsidiary to any Seller, (ii) any repurchase or redemption of shares of any Acquired Subsidiary or (iii) any dividend (in cash or in other property) or distribution declared, made or paid, by any Acquired Subsidiary to another Acquired Subsidiary, in connection with a dividend, distribution or repurchase described in (i) or (ii) or in connection with the repayment of debt or another obligation of an Acquired Subsidiary; in each case (i) through (iii).

“Liabilities” means any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by U.S. GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Licensed Acquired Intellectual Property” means Sellers’ or any of their respective Affiliates’ rights in all the Intellectual Property that is owned by a third party and licensed or sublicensed, or purported to be licensed or sublicensed, to Sellers or any of their respective Affiliates or for which Sellers or any of their respective Affiliates have obtained, or have purported to have obtained, a covenant not to be sued. For the avoidance of doubt, the Licensed Acquired Intellectual Property includes any rights in such Intellectual Property in the foregoing that was transferred to Sellers or any of their respective Affiliates in connection with the transaction that was the subject of the SDA.

“Licensed Acquired IT Assets” means all the IT Assets that are leased or licensed, or purported to be leased or licensed, to Sellers or any of their respective Affiliates.

“Litigation” means any action, cause of action, suit, claim, charge, complaint, investigation, arbitration, audit, demand, review, hearing, inquiry, proceeding or other litigation, whether civil, criminal, regulatory, administrative, or arbitral, whether at Law or in equity and whether before any Government Entity, Self-Regulatory Organization or arbitrator.

“LuxCo” means at least one of Garrett LX I S.à.r.l., Garrett LX II S.à.r.l. or Garrett LX III S.à.r.l.

“Marketing Period” means the first period of 10 consecutive Business Days (i) commencing on or after the date of this Agreement on the date of which Buyer and the Debt Financing Sources have received all Required Information and throughout which such Required Information is Compliant and (ii) during which (A) no event has occurred and no conditions exist that would cause any of the conditions set forth in Article VII to fail to be satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing), assuming the Closing were to be scheduled for any time during such 10 consecutive Business Day period and (B) all conditions set forth in Article VII have been satisfied (other than conditions that by their terms are to be satisfied by actions taken at the Closing but which conditions are then capable of being satisfied); provided that (a) November 25, 2020 and November 27, 2020 shall not be considered for purposes of such 10 consecutive Business Day period (any such day to be excluded for purposes of, but shall not reset, the Marketing Period), (b) if such 10 consecutive Business Day period shall not be able to have been completed on or prior to December 23, 2020, it shall not commence until on or after January 4, 2021 and (c) if such 10 consecutive Business Day period shall not be able to have been completed on or prior to

February 12, 2021, such 10 consecutive Business Day period shall not be deemed to commence until Buyer and the Debt Financing Sources shall have received all of the Required Information on or after February 12, 2021 and all of such Required Information is Compliant; provided further that the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period the Required Information ceases to be Compliant for any reason, in which case the Marketing Period shall not be deemed to commence until Buyer and the Debt Financing Sources shall have received all of the Required Information and all of such Required Information is Compliant; provided further that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated. If Seller Parent believes that it has delivered all Required Information, it may deliver to Buyer written notice (which may be delivered by email) to that effect, in which case the Required Information shall be deemed to have been delivered as of the date specified therefor in such notice, unless Buyer in good faith reasonably believes Seller Parent has not completed delivery of the Required Information, and, within three (3) Business Days after delivery of such notice by Seller Parent, Buyer delivers a written notice to Seller Parent to that effect (stating with specificity the Required Information that has not been delivered) (provided, that, it is understood that the delivery of such written notice from Buyer or Seller Parent’s failure to deliver a notice that Seller Parent has delivered the Required Information, in each case, will not prejudice Seller Parent’s right to assert that the Marketing Period has commenced).

“Material Adverse Effect” means any events, circumstances, occurrences, facts, conditions, changes, development or effect (each, an “Effect”) that, individually or in the aggregate, (a) has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Business, taken as a whole; provided, however, that none of the following shall constitute, or be taken into account for the purposes of determining the occurrence of, a Material Adverse Effect:

(i)    any circumstance or development generally affecting the economy, credit, capital, securities, currency or financial markets or political, regulatory or business conditions in any jurisdiction in which the Business operates, including changes in interest rates or exchange rates, tariffs, quotas or other trade restrictions or barriers;

(ii)    any circumstance or development that is the result of factors generally affecting the industries, markets or geographical areas in which the Business operates;

(iii)    any changes or modifications or proposed changes or modifications in U.S. GAAP, or in the interpretation thereof, in each case after the Execution Date;

(iv)    any changes or modifications or proposed changes or modifications in any Law, including the repeal thereof, or in the interpretation or enforcement thereof, in each case after the Execution Date;

(v)    any changes with respect to trading prices, listings, credit ratings or other changes with respect to the securities of Seller Parent or any of its Affiliates

(provided that the underlying cause of such changes may be considered in determining whether a Material Adverse Effect has occurred except to the extent covered by another exclusion from the definition of “Material Adverse Effect”);

(vi)    any failure by the Business to meet any internal or public projections or forecasts, estimates or predictions of revenues, earnings or other financial, accounting or reporting results or condition for any period, whether such projections, forecasts, estimates or predictions were made by Sellers or any of their respective Affiliates or by independent third parties (provided that the underlying cause of such failure to meet such projections, forecasts, estimates or predictions may be considered in determining whether a Material Adverse Effect has occurred);

(vii)    any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions or the escalation of any of the foregoing, including cyberattacks;

(viii)    any Effect resulting from any natural disaster, including any hurricane, flood, tornado, earthquake, tsunami or other weather disaster, or any outbreak of illness, pandemic or other public health event (including COVID-19 or other similar disease outbreak or illness and changes in Law in response thereto, such as COVID-19 Measures);

(ix)    the execution, existence, performance, announcement, pendency or consummation of this Agreement or the Transaction; provided that this clause (ix) shall not apply to any of the representations and warranties made by Sellers in Article III to the extent that the Effect of the execution, existence, performance, announcement, pendency or consummation of this Agreement or the Transaction is specifically addressed in such representation or warranty);

(x)    any actions taken or failed to be taken by Sellers or the Acquired Subsidiaries at Buyer’s written request;

(xi)    any actions taken or failed to be taken by Sellers or the Acquired Subsidiaries with Buyer’s prior written consent if (and only if) Sellers’ request for such written consent specifically seeks an acknowledgment that the impact of any such action or failure to act shall not constitute a “Material Adverse Effect” (and, for the avoidance of doubt, it shall be reasonable for Buyer to withhold consent in such circumstances);

(xii)    any actions taken by Sellers or the Acquired Subsidiaries that are expressly required to be taken by this Agreement;

(xiii)    the commencement, pendency, conduct or prosecution of the Bankruptcy Case in accordance with the terms of this Agreement (and any limitations therein pursuant to the Bankruptcy Code, any Order of the Bankruptcy Court which Order is consistent with this Agreement and actions approved pursuant thereto, or any objections in the Bankruptcy Court to (1) this Agreement or the Transaction, (2) the reorganization of Sellers and any related plan of reorganization or disclosure statement or (3) any actions approved by the Bankruptcy Court);

(xiv)    the availability or cost of equity, debt or other financing to Buyer or any of its Affiliates; or

(xv)    any Effect specifically disclosed in the Seller Disclosure Schedule to the extent that the impact of such Effect are reasonably apparent on the face of such disclosure;

provided, however, that any Effect described in clauses (i), (ii), (iv), (vii) and (viii) may be taken into account for purposes of determining the occurrence of a Material Adverse Effect to the extent any such Effect has a disproportionate adverse effect on the Business or the Acquired Subsidiaries (taken as a whole) relative to the other participants in the industries and markets in which the Business and the Acquired Subsidiaries operate or (b) would, individually or in the aggregate, prevent or materially impair Sellers’ ability to consummate the Transaction.

“Material Contracts” means any Contracts to which any Seller or any of its Subsidiaries (including any Acquired Subsidiary) is a party of the types set forth below and for which there are remaining rights or obligations thereunder:

(i)    Contracts that would be required to be filed by Seller Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)    Contracts that relate to the acquisition, directly or indirectly, by Sellers or any Acquired Subsidiary of any business or amount of stock or assets (other than acquisitions of raw materials or supplies in the Ordinary Course) of any other Person for consideration (including assumed Indebtedness) in excess of five million Dollars ($5,000,000), whether by merger, sale of stock, sale of assets or otherwise, under which any party thereto has ongoing obligations;

(iii)    Contracts that relate to the sale or disposition, directly or indirectly, of any of Sellers’ or any of the Acquired Subsidiaries’ assets, business or properties (other than sales of inventory in the Ordinary Course) for consideration in excess of five million Dollars ($5,000,000);

(iv)    Contracts relating to Indebtedness in excess of two million Dollars ($2,000,000), creating, pledging or otherwise placing Encumbrances on any assets or properties of Sellers or any Acquired Subsidiaries securing obligations in excess of two million Dollars ($2,000,000) or obligating Sellers or any Acquired Subsidiary to make a capital contribution in excess of two million Dollars ($2,000,000);

(v)    Related Party Agreements;

(vi)    Contracts that (A) grant exclusive rights to any Person, (B) contain non-competes or any other covenants purporting to prohibit, restrict or limit in any respect the freedom of any Seller or any Acquired Subsidiary to engage in any activity, market or line of business in any geographic area or to compete with any Person in any material respect or (C) provide “best price” or “most favored nation” terms or similar rights to a customer, supplier, sales representative, distributor or any other Person or that impose any minimum purchase or “take or pay” obligations on any Seller or any Acquired Subsidiary;

(vii)    Contracts relating to (A) joint venture, partnership, or other similar agreements with a third party involving an investment in equity securities by any Seller or any Acquired Subsidiary or (B) any profit sharing, capital commitment, joint development, strategic alliance or other similar arrangement;

(viii)    Contracts pursuant to which the Business sells products or services, or any combination thereof, having aggregate consideration in excess of ninety million Dollars ($90,000,000) to any customer over the course of any consecutive 12-month period or ninety million Dollars ($90,000,000) to any customer over the remaining term;

(ix)    Contracts which involve the expenditure by the Business of more than thirty five million Dollars ($35,000,000) over the course of any consecutive 12-month period or thirty five million Dollars ($35,000,000) over the remaining term;

(x)    settlement, conciliation or similar agreements or Orders with (A) any Government Entity or (B) any other third party pursuant to which in the case of this clause (B) any Seller or any Acquired Subsidiary have any ongoing obligations (other than customary confidentiality or other de minimis obligations);

(xi)    Contracts with a Government Entity;

(xii)    Contracts providing a right of indemnification from any Acquired Subsidiary to any Person (including a director, officer or employee of any Acquired Subsidiary), other than any Contracts with customers or suppliers in the Ordinary Course;

(xiii)    all Acquired Contracts pursuant to which Sellers or any of the Acquired Subsidiaries (A) receives or is granted any license or sublicense to, or covenant not to be sued under, any Intellectual Property material to the Business (other than licenses to Software that is commercially available on non-discriminatory pricing terms) or (B) grants any license or sublicense to, or covenant not to be sued under, any Intellectual Property material to the Business (other than immaterial, non-exclusive licenses granted in the Ordinary Course of business); and

(xiv)    Contracts with Honeywell or any of its Affiliates.

“Most Recent Audited Balance Sheet” means the audited consolidated balance sheet (including the notes thereto) of Seller Parent included in its Annual Report on Form 10-K for the year ended December 31, 2019.

“Most Recent Balance Sheet” has the meaning set forth in Section 3.7(c).

“Negative Purchase Price Adjustment Amount” has the meaning set forth in Section 2.13(e).

“Net Cash” means an amount equal to (i) Closing Date Cash (which, for the purposes of such calculation, shall be reduced by the Net Cash Adjustment and, following such reduction, shall in no event exceed an amount equal to (A) one hundred twenty million Dollars ($120,000,000) minus (B) the amount of Closing Date Cash held in Brazil or India), minus (ii) Closing Date Indebtedness (which, for the purposes of such calculation, shall be deemed to include, without otherwise limiting the definition of Closing Date Indebtedness, (A) forty two million Dollars ($42,000,000) in respect of U.S. and Irish pension obligations, (B) sixty five million Dollars ($65,000,000) in respect of uncertain tax positions, (C) in the event Net Working Capital exceeds Target Net Working Capital by more than fifty million ($50,000,000) or Target Net Working Capital exceeds Net Working Capital by more than fifty million ($50,000,000), an amount equal to the amount of Discounted Promissory Notes in excess of thirty million ($30,000,000) as of the Adjustment Time, (D) the Tax Repatriation Cost; (E) any portion of the Korea Settlement Amount that is not paid prior to the Adjustment Time; and (F) any portion of the Brazilian Tax Exposure that is not paid prior to the Adjustment Time. For the avoidance of doubt, Net Cash can be a negative number.

“Net Cash Adjustment” means an amount equal to (i) the amount of Closing Date Cash in excess of fifty million Dollars ($50,000,000) with respect to amounts held in the People’s Republic of China, plus (ii) the amount of Closing Date Cash in excess of ten million Dollars ($10,000,000) with respect to amounts held in South Korea, plus (iii) the amount of Closing Date Cash below twenty million Dollars ($20,000,000) with respect to amounts held in the People’s Republic of China, plus (iv) the amount of Closing Date Cash below six million Dollars ($6,000,000) with respect to amounts held in South Korea, plus (v) the amount of Closing Date Cash held in Brazil or India.

“Net Working Capital” means an amount equal to (i) Current Assets minus (ii) Current Liabilities, in each case calculated as of the Adjustment Time. For the avoidance of doubt, Net Working Capital can be a negative number. An illustrative calculation of Net Working Capital is set forth on Annex I.

“Non-Continuing Counterparty” means, with respect to any Contract, (a) Honeywell or any of Honeywell’s Affiliates or (b) any Person with respect to which no Acquired Subsidiary will have a continuing business relationship with such Person or any of such Person’s Affiliates after rejection of such Contract.

“Non-Governmental Authorizations” means all licenses, permits, consents, franchises, certificates and other authorizations and approvals other than Governmental Authorizations.

“Non-U.S. Antitrust Clearances” means those approvals or clearances under the Non-U.S. Antitrust Laws.

“Non-U.S. Antitrust Laws” means those antitrust, competition and merger control Laws listed set forth on Section 7.1(b) of the Seller Disclosure Schedule.

“Non-U.S. Benefit Plans” means any Benefit Plan that is not a U.S. Benefit Plan.

“Non-U.S. Share Seller” has the meaning set forth in the Preamble.

“Non-U.S. Share Transfer Agreement” means the non-U.S. share transfer agreement in all material respects in the form attached hereto as Exhibit 4.

“Non-U.S. Shares” has the meaning set forth in the Recitals.

“Non-U.S. TopCo” has the meaning set forth in the Recitals.

“Order” has the meaning set forth in Section 3.8(b).

“Ordinary Course” means the operation of the Business in the ordinary and usual course consistent with past practice of Seller Parent and its Subsidiaries.

“Organizational Documents” means a Person’s articles of association, certificate or articles of incorporation and by-laws or comparable governing documents.

“Outside Date” has the meaning set forth in Section 8.1(c).

“Parties” has the meaning set forth in the Preamble.

“Pending Income Tax Returns” means income Tax Returns of any Acquired Subsidiary or that are Applicable Tax Returns, in each case, that are required to be filed (taking into account any applicable extensions) within forty-five (45) days of the Execution Date.

“Permitted Encumbrances” means (i) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s liens or other similar common law or statutory Encumbrances arising or incurred in the Ordinary Course and in respect of which reserves have been established in accordance with U.S. GAAP and set forth in the Most Recent Balance Sheet, (ii) liens for Taxes, assessments and other governmental charges not yet due and payable or being contested in good faith by appropriate proceedings, in each case, for which adequate reserves have been established in accordance with U.S. GAAP and set forth in the Most Recent Balance Sheet, (iii) with respect to real property, (A) easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions that would be shown by a current title report or other similar report or listing and that would be shown by a current survey or physical inspection or (B) zoning, building, subdivision or other similar requirements or restrictions by Government Entities, in each case, that do not materially impair the value or use of the applicable real property, (iv) licenses, covenants and similar rights granted with respect to Intellectual Property and (v) Encumbrances that will be removed, released or discharged at the Closing by operation of the Confirmation Order.

“Permitted Plan Distributions” means any repayment of any obligations under the Debtor-in-Possession Facility, the Prepetition Credit Agreement and the Prepetition Notes, in each case pursuant to the Plan.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Government Entity, a Self-Regulatory Organization, a trust or other entity or organization.

“Personal Information” means any information or data that (i) identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with an identified or identifiable natural person or household or (ii) constitutes “personal data,” “personal information,” or any comparable term, or is otherwise regulated with respect to the collection, use, transfer, deletion or other processing thereof, under any applicable Laws in relation to data protection or data privacy (including, by way of example only, the European Union’s General Data Protection Regulation or the California Consumer Privacy Act, if and to the extent such Laws are applicable).

“Petition Date” has the meaning set forth in Section 5.1(c)(i).

“Plan” means the joint chapter 11 plan of reorganization of the Debtors, which shall be consistent with the global restructuring term sheet attached as Exhibit 2 hereto, or otherwise in form and substance acceptable to Buyer.

“Plan Administrator” means, prior to the Closing, the “Plan Administrator,” and following the Closing, the “New Plan Administrator,” each as defined in the Designated Officer Severance Plan. For purposes of Section 6.5(f) of this Agreement, the Plan Administrator shall be Willis Towers Watson or other third party, as mutually agreed by the Parties.

“Positive Purchase Price Adjustment Amount” has the meaning set forth in Section 2.13(d).

“Post-Closing Statement” has the meaning set forth in Section 2.13(a).

“Post-Signing Reorganization” means the transactions contemplated by Annex K that are intended to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code.

“Prepetition Credit Agreement” means that certain Credit Agreement, dated as of September 27, 2018, among Seller Parent, the intermediate holdcos party thereto, the borrowers party thereto, the lenders and issuing banks party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, as amended by the First Amendment to the Credit Agreement, dated as of June 12, 2020, and as may be further amended, supplemented or otherwise modified from time to time.

“Prepetition Notes” means the €350,000,000 5.125% Senior Notes due 2026 issued on September 27, 2018 by Garrett LX I S.À R.L and Garrett Borrowing LLC as co-borrowers.

“Privacy Requirements” means all (i) applicable Laws (including, if and to the extent applicable, the European Union’s General Data Protection Regulation and the California Consumer Privacy Act), (ii) published external policies, programs and procedures, (iii) contractual obligations, and (iv) applicable industry or other nongovernmental regulatory body rules, regulations and standards, in each case of the foregoing ((i)-(iv)) to the extent relating to (x) data privacy, cybersecurity or the privacy of individuals or (y) the Processing of any Personal Information or other sensitive, regulated or confidential data by or on behalf of a Person.

“Processing” means, as to any data or information, to collect, use, disclose, transfer, transmit, disseminate, store, retain, manage, control, host, dispose of, process, analyze, or otherwise handle.

“Professional Fee Escrow Amount” means an amount equal to the aggregate amount needed to satisfy all unpaid Professional Fees and other unpaid fees and expenses the Professionals have incurred or will incur in rendering services to Sellers (including for the avoidance of doubt, any transaction or success fee), as estimated by Sellers prior to the Closing Date.

“Professional Fees” means fee and expense claims of the Professionals allowed by the Bankruptcy Court.

“Professionals” means professionals providing services to Sellers or any of their Affiliates and/or any creditors’ committees appointed in the Bankruptcy Cases retained under section 327 and/or 328 of the Bankruptcy Code.

“Prohibition” has the meaning set forth in Section 7.1(c).

“Promissory Notes” means (i) any Discounted Promissory Notes and (ii) any unmatured promissory notes issued by any Acquired Subsidiaries to any commercial counterparties.

“Public Filings” means all forms, statements, certifications, schedules, reports and documents (including exhibits, financial statements and other information incorporated therein, amendments and supplements thereto and all other information incorporated therein by reference) filed or furnished by Seller Parent with the SEC pursuant to the Exchange Act or the Securities Act.

“Purchase Price” means an amount in Dollars equal to:

(i)	two billion one hundred million Dollars ($2,100,000,000); plus

(ii)	the amount, if any, by which Net Working Capital exceeds Target Net Working Capital; minus

(iii)	the amount, if any, by which Net Working Capital is less than Target Net Working Capital; plus

(iv)	Net Cash; minus

(v)	Transaction Expenses.

Notwithstanding the foregoing, the Parties agree that for purposes of the calculation of the Purchase Price, items (ii) and (iii) shall in no event exceed fifty million Dollars ($50,000,000). For the avoidance of doubt, Net Cash shall not include any adjustment for the Funded Debt Repayment Amount.

“Qualifying Good Reason Termination” means a termination of employment of a Covered Employee for “good reason” resulting from a material change in position, duties, and/or responsibilities for such Covered Employee that arises solely as a result of the consummation of the Transaction and without any other action by Buyer that itself could give rise to the Covered Employee having “good reason” to terminate his or her employment pursuant to the Designated Officer Severance Plan.

“Rejected Debtor Contracts” means the Contracts identified as such on Annex J (or otherwise an Excluded Asset) and deemed a Rejected Debtor Contract pursuant to Section 2.9(e) or designated as a Rejected Debtor Contract pursuant to Section 2.9(f).

“Related Party Agreement” means any Acquired Contract or Acquired Lease where the counterparty is (i) any Seller or any of its Affiliates (other than any Acquired Subsidiary), (ii) any Person that is a direct or indirect controlling Affiliate of, or directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of, Seller Parent, (iii) any director or officer of Seller Parent or any of the foregoing (other than any Acquired Subsidiary) or (iv) any “associates” or members of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any of the foregoing.

“Release Letters” means one or more customary release letters or customary termination statements or customary release documentation in the applicable jurisdiction with respect to obligations under the Prepetition Credit Agreement, the Prepetition Notes, any other indebtedness for borrowed money (including the Debtor-in-Possession Facility, or any other “debtor-in-possession” financing) and any hedging, cash management or other obligation that is incurred or guaranteed by any of the Acquired Subsidiaries or with respect to which an Encumbrance is granted by any Acquired Subsidiary or granted by a Seller of an Acquired Subsidiary over its equity interests in that Acquired Subsidiary or any Acquired Asset, which letters and other instruments provide that all obligations of the Acquired Subsidiaries (including any guaranty thereof), and all Encumbrances on the assets of the Acquired Subsidiaries securing such obligations, shall be released and terminated effective concurrently with the Closing upon payment in full of the amounts specified therein, unless, in each case above, such release has been included in the Confirmation Order and is effective to cause the applicable release or termination without the need for the taking of any other steps (including any need to take steps outside of the United States to effectuate the release of Encumbrances).

“Released Claims” has the meaning set forth in Section 9.17.

“Releasing Parties” has the meaning set forth in Section 9.17.

“Representatives” means, in respect of any Person, such Person’s directors, officers, employees, financial advisors, attorneys, accountants, consultants and other advisors, agents or representatives.

“Required Information” has the meaning set forth in Section 6.13(b).

“Reverse Termination Payment” means an amount equal to one hundred five million Dollars ($105,000,000).

“RSA” has the meaning set forth in the Recitals.

“Sanctioned Person” means at any time any Person: (i) listed on any Sanctions-related list of designated or blocked Persons; (ii) the government of, ordinarily resident in, or organized under the laws of a country or territory that is the subject of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region); or (iii) owned directly or indirectly, fifty percent or more (in the aggregate) or otherwise controlled by any of the foregoing.

“Sanctions” means, collectively, the sanctions administered or enforced by the United States Government (including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control), the United Nations Security Council, the European Union and its member states, and Her Majesty’s Treasury.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Self-Regulatory Organization” means the National Association of Securities Dealers, Inc., the American Stock Exchange, the National Futures Association, the Chicago Board of Trade, the NYSE, any national securities exchange (as defined in the Exchange Act), any other securities exchange, futures exchange, contract market, any other exchange or corporation or similar self-regulatory body or organization.

“Seller” has the meaning set forth in the Preamble.

“Seller Disclosure Schedule” means the disclosure schedule delivered to Buyer by Sellers prior to the Execution Date.

“Seller Estimate” has the meaning set forth in Section 2.5(b).

“Seller Financial Advisors” has the meaning set forth in Section 3.24.

“Seller Fundamental Representations” means the representations and warranties made by Sellers in Section 3.1(a), Section 3.2(a), Section 3.2(b), Section 3.2(d), Section 3.2(e), Section 3.2(f), Section 3.3, Section 3.5(i), Section 3.6 and Section 3.25.

“Seller Parent” has the meaning set forth in the Preamble.

“Seller Parent Equity Award” has the meaning set forth in Section 3.10(k).

“Seller Plan” means any Benefit Plan that is sponsored, maintained or entered into by a Seller or any of its Affiliates other than the Acquired Subsidiaries.

“Seller Required Approvals” means all consents, approvals, waivers, authorizations, notices and filings designated as such and listed on Section 3.4(a) of the Seller Disclosure Schedule.

“Settlement” has the meaning set forth in Section 5.2(c).

“Share Sellers” has the meaning set forth in the Preamble.

“Software” means any and all (i) computer programs, systems, applications and code, including any software implementations of algorithms, models and methodologies and any source code, object code, development and design tools, applets, compilers and assemblers, (ii) databases and compilations, including any and all libraries, data and collections of data whether machine readable, on paper or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (iv) technology supporting, and the contents and audiovisual displays of, any internet sites, and (v) documentation, other works of authorship and media, including user manuals and training materials, in each case, embodying any of the foregoing or on which any of the foregoing is recorded.

“Specified Jurisdictions” means those jurisdictions set forth on Annex L.

“Spin-Off Date” means October 1, 2018.

“Step 1” has the meaning set forth in Annex K.

“Subpart F Income” means “subpart F income” as defined in Section 952 of the Code (including any amended or successor version thereof).

“Subsequent Rejection Notice” has the meaning set forth in Section 2.9(f).

“Subsidiary” means (i) any Person (a) whose securities or other ownership interests or contractual rights having by their terms the power to elect a majority of the board of directors or other persons performing similar functions are owned or controlled, directly or indirectly, by Seller Parent and/or one or more of its Subsidiaries, (b) whose business and policies Seller Parent and/or one or more of its Subsidiaries have the power to direct or (c) for which Seller Parent or any of its Subsidiaries acts as a general partner, managing member or in a similar capacity. For the avoidance of doubt, neither the Joint Ventures nor their Subsidiaries shall be considered “Subsidiaries” of Seller or any Acquired Subsidiary.

“SwissCo” means either or both of Garrett Motion S.à.r.l. and Garrett Motion Switzerland Holdings S.à.r.l.

“Target Net Working Capital” means negative one hundred seventy-five million Dollars (-$175,000,000).

“Tax Repatriation Cost” shall mean an amount equal to the sum of the products of (i) any Cash held by an Acquired Subsidiary organized under any Specified Jurisdiction (“Tax Repatriation Cash”) and (ii) the respective applicable withholding tax rate in effect as of the Adjustment Time (such rates, as of the Execution Date as set forth opposite such Specified Jurisdiction on Annex L); provided that if the amount of Closing Date Cash is reduced as set forth in clause (i) of the definition of Net Cash, then the amount of Tax Repatriation Cash shall be reduced pro rata and allocated pro rata in each jurisdiction based on the relative amount of Closing Date Cash in such jurisdiction.

“Tax Returns” means all reports, declarations, claims for refund, returns or information returns or statements filed or required to be filed with respect to Taxes, including any schedules or attachments thereto and any amendments thereof.

“Tax Sharing Agreement” has the meaning set forth in Section 3.9(e).

“Taxes” means (i) all federal, state or local and all foreign taxes, including income, gross receipts, windfall profits, value added, property, production, sales, use, duty, license, excise, franchise, employment, withholding or similar taxes, fees, levies or other like assessment or charge of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, and any liability for any of the foregoing as transferee or successor, and (ii) in the case of any Acquired Subsidiary, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Closing a member of an affiliated, consolidated, combined, unitary or similar group, or a party to any agreement or arrangement, as a result of which liability of such Acquired Subsidiary is determined or taken into account with reference to the activities of any other Person.

“Termination Payment” means sixty three million Dollars ($63,000,000).

“Tested Income” means “tested income” as defined in Section 951A of the Code (including any amended or successor version thereof).

“TopCos” has the meaning set forth in the Recitals.

“Transaction” means the purchase and sale of the Acquired Assets and the assumption of the Assumed Liabilities pursuant to this Agreement.

“Transaction Document” means this Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Limited Guarantee, the Escrow Agreement, the U.S. Equity Transfer Agreement, the Non-U.S. Share Transfer Agreement, the Bill of Sale, the certificate to be delivered pursuant to Section 7.2(d) and the certificate to be delivered pursuant to Section 7.3(c).

“Transaction Expenses” means, without duplication, the aggregate amount of (i) all fees, costs and expenses of the Acquired Subsidiaries or otherwise included in the Assumed Liabilities, including pursuant to Contracts entered into at or prior to the Closing (including the fees, costs and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of the Acquired

Subsidiaries), arising out of or in connection with this Agreement, the Transaction, the Bankruptcy Cases (including any related ancillary proceedings), the RSA or any “debtor-in-possession” financing (including the Debtor-in-Possession Facility), plus (ii) an amount equal to 50% of any amounts payable to the Escrow Agent in connection with the Transaction, plus (iii) any Change of Control Payments, whether payable at or following the Closing, in each case calculated as of the Adjustment Time; provided that (i) if any liabilities meet the definition of both Indebtedness and Transaction Expenses, such liabilities shall be included in Indebtedness for the purposes of determining the Purchase Price and (ii) if any liabilities meet the definition of both Current Liabilities and Transaction Expenses, such liabilities shall be included in Transaction Expenses for the purposes of determining the Purchase Price. For the avoidance of doubt, Transaction Expenses shall include the Professional Fee Escrow Amount.

“Transfer Taxes” has the meaning set forth in Section 6.4(c).

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury under the Code, including proposed and temporary regulations.

“UKCo” means Garrett TS Ltd.

“U.S. Benefit Plan” means any Benefit Plan that covers Employees located primarily within the United States.

“U.S. Equity” has the meaning set forth in the Recitals.

“U.S. Equity Transfer Agreement” means the U.S. equity transfer agreement in all material respects in the form attached hereto as Exhibit 3.

“U.S. GAAP” means United States generally accepted accounting principles.

“U.S. Share Seller” has the meaning set forth in the Preamble.

“U.S. Shares” has the meaning set forth in the Recitals.

“U.S. TopCo” has the meaning set forth in the Recitals.

“U.S. TopCo LLC” has the meaning set forth in Annex K.

“Virtual Data Room” means the virtual data room maintained by Intralinks in connection with the Transaction containing documents and information relating to the Business, the Acquired Subsidiaries and the Acquired Assets, and made available in electronic form to Buyer and its Representatives.

“WARN” means the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.

Annex B

Acquired Subsidiaries

Acquired Subsidiary	Jurisdiction of Organization	Equity Ownership
BRH LLC	Delaware	100% held by Garrett Transportation I Inc.
Calvari Limited	Ireland	100% held by Garrett Motion Ireland A Limited
COM DEV Investments Ltd.	United Kingdom	100% held by Garrett Motion S.à.r.l. Switzerland
Friction Materials LLC	United States	100% held by Garrett Transportation I Inc.
Garrett Borrowing LLC	United States	100% held by Garrett LX III S.à.r.l.
Garrett Finances S.N.C.	France	99% held by Garrett Motion France S.A.S. 1% held by Garrett Motion France C.S.A.
Garrett Holding Company S.à.r.l.	Switzerland	100% held by Garrett Motion S.à.r.l.
Garrett LX I S.à.r.l.	Luxembourg	100% held by Garrett ASASCO Inc.
Garrett LX II S.à.r.l.	Luxembourg	100% held by Garrett LX I S.à.r.l.
Garrett LX III S.à.r.l.	Luxembourg	100% held by Garrett LX II S.à.r.l.
Garrett Motion (Thailand) Co. Ltd.	Thailand	99.99644444% held by Garrett Motion LLC 0.00177778% held by BRH LLC 0.00177778% held by Friction Materials LLC
Garrett Motion Australia Pty Limited	Australia	100% held by Garrett Motion S.à.r.l.
Garrett Motion Automotive Research Mexico S. de R.L. de C.V	Mexico	99.96666667% held by Garrett Motion S.à.r.l. 0.03333333% held by Garrett Transportation Systems Ltd. (UK)
Garrett Motion Bermuda Ltd.	Bermuda	100% held by Garrett Motion S.à.r.l.
Garrett Motion Czech Republic s.r.o.	Czech Republic	100% held by Garrett Motion S.à.r.l.
Garrett Motion Engineering Solutions Private Limited	India	99.65367606% held by Garrett Motion Technologies (India) Private Limited 0.34632394% held by Garrett TS Ltd

Acquired Subsidiary	Jurisdiction of Organization	Equity Ownership
Garrett Motion France A.S.A.S.	France	100% held by Garrett Motion France C.S.A.
Garrett Motion France B S.A.S.	France	100% held by Garrett Motion France C.S.A.
Garrett Motion France C.S.A.	France	99.9999743% held by Garrett Motion S.à.r.l. 0.0000257% held by Garrett Transportation Systems Ltd. (UK)
Garrett Motion France S.A.S.	France	100% held by Garrett Motion France C.S.A.
Garrett Motion Germany GmbH	Germany	100% held by Garrett Motion S.à.r.l.
Garrett Motion Industria Automotiva Brasil Ltda	Brazil	64.61003505% held by BRH LLC 35.38996495% held by Garrett Motion Sàrl
Garrett Motion International Services SRL	Romania	98.80478088% held by Garrett Transportation I Inc. 1.19521912% held by Friction Materials LLC
Garrett Motion Ireland A Limited	Ireland	100% held by Garrett Motion S.à.r.l.
Garrett Motion Ireland B Limited	Ireland	100% held by Calvari Limited
Garrett Motion Ireland C Limited	Ireland	100% held by Garrett Motion Ireland B Limited
Garrett Motion Ireland Limited	Ireland	100% held by Garrett Motion Ireland A Limited
Garrett Motion Italia S.r.l.	Italy	100% held by Garrett Motion S.à.r.l.
Garrett Motion Japan, Inc.	Japan	100% held by Garrett Transportation Systems Ltd. (UK)
Garrett Motion Korea Ltd.	Republic of Korea	100% held by Garrett Transportation Systems Ltd. (UK)
Garrett Motion LLC	United States	100% held by Garrett Motion S.à.r.l.
Garrett Motion Mexico S.A. de C.V	Mexico	99.99998124% held by Garrett Motion S.à.r.l. 0.00001876% held by Garrett Transportation Systems Ltd. (UK)

Acquired Subsidiary	Jurisdiction of Organization	Equity Ownership
Garrett Motion Portugal, Unipessoal, Lda	Portugal	100% held by Garrett TS Ltd.
Garrett Motion Romania S.r.l.	Romania	99.9980217% held by Garrett Motion S.à.r.l. 0.0019783% held by Garrett Transportation I Inc.
Garrett Motion S.à.r.l.	Switzerland	100% held by Garrett Motion Switzerland Holdings S.à.r.l.
Garrett Motion Slovakia s.r.o.	Slovak Republic	99.978602% held by Garrett TS Ltd. 0.021398% held by Garrett Transportation I Inc.
Garrett Motion Spain, S.A.	Spain	100% held by Garrett Motion S.à.r.l.
Garrett Motion Switzerland Holdings S.à.r.l.	Switzerland	100% held by Garrett TS Ltd.
Garrett Motion Technologies (India) Private Limited	India	99.40061548% held by Garrett Motion Sàrl 0.59938452% held by Garrett Motion Bermuda Ltd.
Garrett Motion UK A Limited	United Kingdom	100% held by Garrett Motion UK C Limited
Garrett Motion UK B Limited	United Kingdom	100% held by Garrett Motion S.à.r.l.
Garrett Motion UK C Limited	United Kingdom	100% held by Garrett Motion S.à.r.l.
Garrett Motion UK D Limited	United Kingdom	100% held by Garrett Motion S.à.r.l.
Garrett Motion UK Limited	United Kingdom	100% held by Garrett Motion UK D Limited
Garrett Transportation I Inc.	United States	100% held by Garrett Motion Holdings Inc.
Garrett Transportation Systems Ltd. (Thailand)	Thailand	99.99919355% held by Garrett Transportation I Inc. 0.00016129% held by BRH LLC 0.00016129% held by Friction Materials LLC
Garrett Transportation Systems Ltd. (UK)	United Kingdom	100% held by Garrett Motion S.à.r.l.
Garrett Transportation Systems UK II Ltd	United Kingdom	100% held by Garrett Motion S.à.r.l.
Garrett TS Ltd.	United Kingdom	100% held by Garrett LX III S.à.r.l.

Acquired Subsidiary	Jurisdiction of Organization	Equity Ownership
Garrett Turbo Ltd.	United Kingdom	100% held by Garrett Motion S.à.r.l.
Honeywell Automotive Parts Services (Shanghai) Co., Ltd.	China	100% held by Honeywell Transportation Investment (China) Co., Ltd.
Honeywell Transportation Investment (China) Co., Ltd.	China	100% held by Garrett Motion S.à.r.l. Switzerland
Honeywell Turbo Technologies (Wuhan) Co., Ltd.	China	100% held by Honeywell Transportation Investment (China) Co., Ltd.
OOO Garrett Transportation Systems	Russia	75% held by Garrett Transportation I Inc. 25% held by Friction Materials LLC

Annex C

Acquired Assets

“Acquired Assets” means (a) the Acquired Equity and (b) except to the extent included in any Excluded Assets, any properties, assets, rights, privileges and interests of the Sellers or any of their respective Subsidiaries (including in properties, assets, rights, privileges and interests held by the Acquired Subsidiaries) of every kind and description, wherever located, whether real, personal or mixed, tangible, or intangible, including the following:

(i)    Acquired Accounts Receivable;

(ii)    Acquired Benefit Plans;

(iii)    Acquired Books and Records; provided that Sellers may retain copies of any of the Acquired Books and Records to the extent required by Law;

(iv)    Acquired Contracts (and related purchase orders);

(v)    Business Employees’ Records;

(vi)    Acquired Fixtures and Equipment;

(vii)    Acquired Intellectual Property;

(viii)    Acquired Inventory;

(ix)    Acquired IT Assets;

(x)    Acquired Leases;

(xi)    Acquired Owned Real Property;

(xii)    all causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by Sellers or any of their respective Affiliates, whether arising by way of counterclaim or otherwise, except the Honeywell Claims;

(xiii)    all Avoidance Actions, except the Honeywell Claims;

(xiv)    all rights (but not any obligations) under non-disclosure or confidentiality, non-compete or non-solicitation Contracts with current and former Employees and agents of Sellers or with third parties;

(xv)    all credits, prepaid expenses, refunds, deferred charges, advance payments, deposits (including customer deposits and security deposits), prepaid items and duties;

(xvi)    to the extent their transfer is permitted by Law, all Governmental Authorizations and Non-Governmental Authorizations and all applications therefor;

(xvii)    all guaranties, indemnities and similar rights in favor of Sellers or any of their respective Affiliates;

(xviii)    to the extent transferrable, all express or implied warranties related to any of the foregoing;

(xix)    any rights under non-disclosure, confidentiality, exclusivity or similar Contracts entered into in connection with this Transaction;

(xx)    Insurance Policies (other than those Insurance Policies described in Section 6.10(b)), and claims and rights thereunder, including in respect of any damage to or loss of the Business as a result of events or circumstances occurring prior to the Closing Date;

(xxi)    all claims and rights under those Insurance Policies described in Section 6.10(b) in respect of any damage to or loss of the Business as a result of events or circumstances occurring on or prior to the Closing Date; and

(xxii)    all Tax assets (including duty and Tax refunds and prepayments).

C-2

Annex D

Excluded Assets

“Excluded Assets” means, other than the Acquired Equity, the following:

(i)    all documents, written files, papers, books, reports and records (A) to the extent solely related to any of the other Excluded Assets or Excluded Liabilities; and (B) all minute books, Organizational Documents, stock registers and such other books and records of Sellers and the corporate seal of Sellers; provided that, to the extent not prohibited by applicable Law, Buyer shall have the right to make copies of any portions of such documents;

(ii)    all documents, written files, papers, books, reports and records prepared or received by Sellers or any of their respective Affiliates or Representatives relating to the sale (or potential sale) of the Acquired Assets and/or the Excluded Assets (whether to Buyer or any other Person(s)), this Agreement, or the Transaction, including (A) all bids and expressions of interest received from third parties with respect to the acquisition of any of Sellers’ businesses or assets and (B) all privileged materials, documents and records of Sellers related thereto;

(iii)    all documents, written files, papers, books, reports and records relating to the Bankruptcy Case and not relating to the Business;

(iv)    subject to clause (xxi) of Annex C and Section 6.10(b), all director and officer insurance policies of Sellers, and all rights and benefits of any nature of Sellers with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries, in each case, to the extent payable to or on behalf of, or in respect of amounts payable by Sellers or any of the Affiliates to, any individuals covered by such policies;

(v)    all Tax assets (including duty and tax refunds and prepayments) of Sellers (except for any such Tax assets attributable or related to the Acquired Subsidiaries, the Acquired Assets or the Business);

(vi)    all Tax Returns of Sellers or any of their respective Affiliates and all documents, written files, papers, books, reports and records (including working papers) related thereto (except for any such Tax Returns attributable or related to the Acquired Subsidiaries, the Acquired Assets or the Business);

(vii)    all rights, claims and causes of action to the extent solely relating to any Excluded Asset (and not relating to the Business, the Acquired Assets or the Assumed Liabilities);

(viii)    the Honeywell Claims (except, if the SDA is designated as an Additional Assumed Contract, claims arising with respect to performance thereunder after the Closing);

(ix)    all shares of capital stock of Sellers or other equity interests of Sellers or securities convertible into or exchangeable or exercisable for shares of capital stock of Sellers or other equity interests of Sellers;

(x)    all retainers or similar prepaid amounts paid to the accountants, attorneys, consultants, advisors, investment bankers or other professional service providers of Sellers or any of the Acquired Subsidiaries in connection with the Transaction Expenses;

(xi)    all Rejected Debtor Contracts and the Honeywell Agreements;

(xii)    all Contracts with agents, brokers, finders, investment bankers, financial advisors or similar Persons, including those with the Seller Financial Advisors;

(xiii)    all cash and cash equivalents of Sellers and all bank accounts of Sellers;

(xiv)    New York Stock Exchange Listing Agreement for Domestic Company Equity Securities, between Seller Parent and the New York Stock Exchange, dated as of August 21, 2018;

(xv)    the Transfer Agent Services Agreement, between Seller Parent and Equiniti Trust Company;

(xvi)    all indemnification Contracts with directors, officers or employees of Sellers or their Subsidiaries;

(xvii)    those Insurance Policies described in Section 6.10(b);

(xviii)    the RSA; and

(xix)    all rights of Sellers under or arising from this Agreement.

D-2

Annex E

Assumed Liabilities

“Assumed Liabilities” means, except to the extent included within any Excluded Liabilities, all the following Liabilities of Seller Parent or any of its Subsidiaries (other than the Acquired Subsidiaries):

(i)    all Liabilities of the Business under the Closing Assumed Contracts (including all Cure Costs in connection with the assumption of the Closing Assumed Contracts);

(ii)    all Liabilities resulting from the rejection by Sellers or the Debtor Acquired Subsidiaries of a Contract (other than with a Non-Continuing Party) pursuant to Section 2.9(f); and

(iii)    all Liabilities that Buyer has expressly agreed to assume under this Agreement.

For the avoidance of doubt, to the extent the definitions of “Assumed Liabilities” and/or “Excluded Liabilities” in this Agreement conflict with the definitions contained in Exhibit 2, the definitions of Assumed Liabilities and/or Excluded Liabilities, as applicable, under this Agreement will control for all purposes herein (including for purposes of the definition of the Plan).

Annex F

Excluded Liabilities

“Excluded Liabilities” means all Liabilities of Seller Parent or any of its Subsidiaries (including the Acquired Subsidiaries) (whether accruing before, on or after the Closing Date, whether known or unknown, fixed or contingent, asserted or unasserted) other than the Assumed Liabilities, and including:

(i)    all Liabilities arising under or related to the Honeywell Agreements;

(ii)    all Liabilities arising out of or relating to or otherwise in respect of the Honeywell Claims or any other Litigation involving Honeywell or any of its Affiliates, and all Liabilities to Honeywell or any of its Affiliates (other than Liabilities arising under the Acquired Contracts);

(iii)    all Liabilities arising under (or as a result of the rejection of) any Rejected Debtor Contract as of the Execution Date (i.e., those set forth on Annex J);

(iv)    all Liabilities (other than the 503(b) Expenses) resulting from the rejection by Sellers or the Debtor Acquired Subsidiaries of any Contract with a Non-Continuing Party that becomes a Rejected Debtor Contract following the Execution Date pursuant to Section 2.9(f);

(v)    all Liabilities relating to any Excluded Asset, except for such Liabilities resulting from the rejection by Sellers or the Debtor Acquired Subsidiaries of a Contract (other than with a Non-Continuing Party) pursuant to Section 2.9(f);

(vi)    all Tax Liabilities of (x) Sellers, (y) their respective Subsidiaries (other than the Acquired Subsidiaries) and (z) the Acquired Subsidiaries to the extent disallowed as a result of actions taken in accordance with Section 6.4(f)(i)(A)-(D);

(vii)    all Liabilities and obligations related to compliance under the Securities Act, the Exchange Act and other applicable securities Laws, including with respect to the filing (or failure to file) of any Public Filings;

(viii)    all Liabilities arising under the Prepetition Credit Agreement;

(ix)    all Liabilities arising under the Prepetition Notes;

(x)    all Liabilities arising under any debtor-in-possession financing, including the Debtor-in-Possession Facility;

(xi)    all Liabilities arising under any Indebtedness for borrowed money of Sellers and their respective Subsidiaries (other than the Acquired Subsidiaries);

(xii)    all Liabilities arising under any interest rate protection agreements, foreign currency exchange agreements, forward contracts or other interest, exchange rate, commodity hedging or swap agreements related to the Prepetition Credit Agreement, Prepetition Notes and Debtor-in-Possession Facility (or otherwise of Sellers and their respective Subsidiaries (other than the Acquired Subsidiaries));

(xiii)    all Liabilities arising from the termination of the former employee of the Business referred to as BOC;

(xiv)    all claims, costs and expenses incurred by Sellers or the Acquired Subsidiaries in connection with Litigation against Sellers or any of their respective Representatives in connection with Sellers’ decision to enter into the Transaction or the Transaction Documents;

(xv)    all Liabilities under (A) any equity award or equity-linked award (including any performance cash units or similar instruments) or (B) any Equity Security of any Seller;

(xvi)    all claims, costs and expenses incurred by the Acquired Subsidiaries in connection with the initiation or conduct of the Bankruptcy Cases by the Debtors (unless taken into account in the calculation of Transaction Expenses), including all Liabilities arising out of the consummation of the Plan (including any distributions or other actions taken by any of Sellers, their bankruptcy estates (whether existing as of the Execution Date or arising in the future, including all actions arising under Chapter 5 of the Bankruptcy Code) or Acquired Subsidiaries in connection with the Plan);

(xvii)    all Liabilities arising under indemnification obligations under Contracts (or Organizational Documents of Sellers or their Subsidiaries (other than Acquired Subsidiaries)) with directors, officers or employees of Sellers or their Subsidiaries;

(xviii)    all Liabilities relating to any non-compliance by Sellers or Buyer or their respective Affiliates (including the Acquired Subsidiaries) with any applicable “bulk sales,” “bulk transfer” and similar Laws;

(xix)    the costs and expenses relating to the Insurance Policies described in Section 6.10(b);

(xx)    all Liabilities in respect of severance that become payable to a Covered Employee arising from a Qualifying Good Reason Termination; and

(xxi)    all Liabilities arising under the RSA.

F-2

Annex G

Allocation of Purchase Price

(a)    The portion of the Purchase Price allocated to the U.S. Equity shall be two hundred fourteen million Dollars ($214,000,000), subject to adjustment to reflect (x) any of the matters included in (ii) – (v) of the definition of “Purchase Price” which (A) were reflected in the calculation of the Purchase Price (as determined in accordance with Section 2.13) and (B) were directly attributable to the U.S. Equity and (y) the net intercompany positions set forth below. The intercompany payables and receivables below shall only be used for purposes of allocating the U.S. Purchase Price and Non-U.S. Purchase Price; provided that in any case the net effect of including such intercompany payables and receivables on the Purchase Price shall be $0. In addition, any Liabilities of U.S. Topco or U.S. Topco LLC that are taken into account as amounts realized for U.S. federal income tax purposes shall be allocated to the U.S. Equity. For purposes of this Annex G, in the event that Buyer makes an Asset Sale Election, references herein to “U.S. Equity” shall refer to the assets acquired pursuant to such election.

Intracompany Accounts Receivable	41142100
Intracompany A/R & A/P Out of Balance	41164100
Intracompany Accounts Payable	42121000
Intracompany Notes Receivable	41142225
Interco/Intraco Suspense/Dispute	41177100
Unbilled Interco/Intraco Receivables	41177500
Intraco OOB - Intraco Debt	41272000
Intracompany Notes & Interest	42131000
Intraco OOB - Intraco Notes Pay/Rec	42173100

(b)    The portion of the Purchase Price allocated to the Acquired Assets (excluding Acquired Shares) shall be determined by a third party valuation of the Acquired Assets (excluding the Acquired Shares). Seller Parent and Buyer shall mutually agree and retain the Independent Accountant to perform such third party valuation. All fees incurred to obtain a third-party valuation pursuant to shall be split evenly between Seller Parent and Buyer. Seller Parent and Buyer agree that the third party valuation performed by the Independent Accountant shall be used for purposes of allocating the Purchase Price to the Acquired Assets (excluding the Acquired Shares).

(c)    The portion of the Purchase Price (and other Liabilities taken into account for purposes of Section 1060 of the Code) which has not been allocated pursuant to (a) and (b) above shall be allocated to the Non-U.S. Shares. For the avoidance of doubt, the Funded Debt Repayment Amount shall be allocated as a Liability to the Non-U.S. Shares.

Annex H

Form of Seller Estimate and Post-Closing Statement

Notes: In the event of any conflict or inconsistency between this Annex H and the Agreement or any of the definitions set forth therein, the terms and definitions set forth in the Agreement shall prevail. As set forth in this Annex H (Illustrative Purchase Price Calculation), the Base Purchase Price as allocated to the U.S. Purchase Price and Non-U.S. Purchase Price below is illustrative only and shall not be determinative of the allocation between the U.S. Purchase Price and Non-U.S. Purchase Price pursuant to Section 2.12 and Annex G (Allocation of Purchase Price). The allocated amounts set forth below have been prepared in accordance with the methodology set forth in paragraph (a) of Annex G (Allocation of Purchase Price), and reflect the impact of net intercompany positions among U.S. Topco Acquired Subsidiaries, on the one hand, and any Non-U.S. TopCo Acquired Subsidiaries, on the other hand, as of June 30, 2020. For the avoidance of doubt, the aggregate Purchase Price is calculated without reference to the U.S. Purchase Price and Non-U.S. Purchase Price and the impact of net intercompany positions between Acquired Subsidiaries on the aggregate Purchase Price shall be $0.

($ millions)	U.S. Purchase Price	Non-U.S. Purchase Price	Acquired Assets Purchase Price	Purchase Price
(A) Base Purchase Price (see Annex G)				2,100
(B) Target Net Working Capital				(175)
(+) Current Assets (see Exhibit 1 to this Annex I))
(+) Net Accounts Receivable Factoring (ex. Discounted Promissory Notes)
(-) Current Liabilities (see Exhibit 2 to this Annex I)
(C) Net Working Capital
(D) Net Working Capital Adjustment (C-B)
(E) Net Working Capital Adjustment (C-B) (max. +/-$50m)
(F) Cash
Closing Date Cash in China
(+) Closing Date Cash in China in excess of $50m
(+) Closing Date Cash in China below $20m
Closing Date Cash in South Korea
(+) Closing Date Cash in South Korea above $10m
(+) Closing Date Cash in South Korea below $6m
(+) Closing Date Cash in Brazil
(+) Closing Date Cash in India
(G) Net Cash Adjustment
(H) Closing Date Cash (after Net Cash Adjustment) (F-G)
(I) Cap on Closing Date Cash ($120m minus Closing Date Cash in Brazil and India)
(-) Closing Date Brazil Cash
(-) Closing Date India Cash
(J) Closing Date Cash
(+) Borrowed Money
(+) Net Hedging Liabilities
(+) Capital Lease Liabilities
(+) Deferred Liabilities
(+) Reimbursement Liabilities
(+) Conditional Sale Liabilities
(+) Penalties
(+) Accrued But Unpaid Dividends
(+) Net Accounts Receivable Factoring (ex. Discounted Promissory Notes)
(+) Leakage
(+) Guarantees / Encumbrances
(+) Other Indebtedness
(K) Indebtedness
(+) U.S. and Irish Pensions Obligations
(+) Uncertain Tax Positions
Discounted Promissory Notes Balance Outstanding (Threshold Test Below)
(+) Discounted Promissory Notes > $30m (+/-$50m Target Net Working Capital)
(+) Tax Repatriation Costs
(+) Unpaid Korea Settlement Amount
(+) Brazilian Tax Exposure
(L) Closing Date Indebtedness (K+ Sub-L Categories)
(M) Net Cash (J-L)
(+) 50% of Escrow Agent Fees
(+) Change of Control Payments
(+) Professional Fee Escrow Amount
(+) Other Transaction Expenses
(N) Transaction Expenses
(O) Closing Purchase Price (A+E+M-N)
(P) Estimated Purchase Price
Positive Purchase Price Adjustment Amount / (Negative Purchase Price Adjustment Amount) (O-P)
1

[1]	Last row will only be included in the Post-Closing Statement.

Annex I

Illustrative Purchase Price Calculation

(as of June 30, 2020)

Notes: In the event of any conflict or inconsistency between this Annex I and the Agreement or any of the definitions set forth therein, the terms and definitions set forth in the Agreement shall prevail. As set forth in this Annex I (Illustrative Purchase Price Calculation), the Base Purchase Price as allocated to the U.S. Purchase Price and Non-U.S. Purchase Price below is illustrative only and shall not be determinative of the allocation between the U.S. Purchase Price and Non-U.S. Purchase Price pursuant to Section 2.12 and Annex G (Allocation of Purchase Price). The allocated amounts set forth below have been prepared in accordance with the methodology set forth in paragraph (a) of Annex G (Allocation of Purchase Price), and reflect the impact of net intercompany positions among U.S. Topco Acquired Subsidiaries, on the one hand, and any Non-U.S. TopCo Acquired Subsidiaries, on the other hand, as of June 30, 2020. For the avoidance of doubt, the aggregate Purchase Price is calculated without reference to the U.S. Purchase Price and Non-U.S. Purchase Price and the impact of net intercompany positions between Acquired Subsidiaries on the aggregate Purchase Price shall be $0.

($ millions)	U.S. Purchase Price	Non-U.S. Purchase Price	Acquired Assets Purchase Price	Purchase Price
(A) Base Purchase Price (see Annex G)	199	1,901	0	2,100
(B) Target Net Working Capital	(79)	(96)		(175)
(+) Current Assets (see Exhibit 1 to this Annex I))	80	748		828
(+) Net Accounts Receivable Factoring (ex. Discounted Promissory Notes)	0	35		35
(-) Current Liabilities (see Exhibit 2 to this Annex I)	49	915		964
(C) Net Working Capital	31	(132)		(101)
(D) Net Working Capital Adjustment (C-B)	110	(36)		74
(E) Net Working Capital Adjustment (C-B) (max. +/-$50m)	74	(24)		50
(F) Cash	4	125		129
Closing Date Cash in China	0	47		47
(+) Closing Date Cash in China in excess of $50m	0	0		0
(+) Closing Date Cash in China below $20m	0	0		0
Closing Date Cash in South Korea	0	14		14
(+) Closing Date Cash in South Korea above $10m	0	4		4
(+) Closing Date Cash in South Korea below $6m	0	0		0
(+) Closing Date Cash in Brazil	2	0		2
(+) Closing Date Cash in India	0	3		3
(G) Net Cash Adjustment	2	7		9
(H) Closing Date Cash (after Net Cash Adjustment) (F-G)	2	118		120
(I) Cap on Closing Date Cash ($120m minus Closing Date Cash in Brazil and India)	2	118		120
(-) Closing Date Brazil Cash	2	0		2
(-) Closing Date India Cash	0	3		3
(J) Closing Date Cash	0	115		115
(+) Borrowed Money	4	0		4
(+) Net Hedging Liabilities	0	3		3
(+) Capital Lease Liabilities	0	0		0
(+) Deferred Liabilities	0	0		0
(+) Reimbursement Liabilities	0	0		0
(+) Conditional Sale Liabilities	0	0		0
(+) Penalties	0	0		0
(+) Accrued But Unpaid Dividends	0	0		0
(+) Net Accounts Receivable Factoring (ex. Discounted Promissory Notes)	0	35		35
(+) Leakage	0	0		0
(+) Guarantees / Encumbrances	0	0		0
(+) Other Indebtedness	0	0		0
(K) Indebtedness	4	38		42
(+) U.S. and Irish Pensions Obligations	3	39		42
(+) Uncertain Tax Positions	6	59		65
Discounted Promissory Notes Balance Outstanding (Threshold Test Below)	0	30		30
(+) Discounted Promissory Notes > $30m (+/- $50m Target Net Working Capital)	0	0		0
(+) Tax Repatriation Costs	0	5		5
(+) Unpaid Korea Settlement Amount	0	7		7
(+) Brazilian Tax Exposure	0	0		0
(L) Closing Date Indebtedness (K+ Sub-L Categories)	13	148		161
(M) Net Cash (J-L)	(13)	(33)		(46)
(+) 50% of Escrow Agent Fees	0	0		0
(+) Change of Control Payments	0	0		0
(+) Professional Fee Escrow Amount	0	0		0
(+) Other Transaction Expenses	0	0		0
(N) Transaction Expenses	0	0		0
Estimated Purchase Price (A+E+M-N)	260	1,844		2,104

Exhibit 1

to Annex I

Included Current Assets2

Included Current Assets
Account Description	Acct. #	Account Description	Acct. #
Trade Accounts Receivable	41131100	WIP	41162000
Trade A/R Accrual	41131110	Finished Goods - Base	41163100
Sales Returns Allowance	41133140	Finished Goods - Consigned Out	41163300
Unbilled Accounts Receivable	41131150	Inventory in Transit	41164000
Trade Notes Receivable	41131200	Contracts in Progress	41166100
Employee Receivables	41132100	Contracts in Progress E&O	41166300
Returnable Deposits - Current	41132110	Prepaid Insurance	41171000
VAT Taxes Receivable	41132200	Prepaid Property Taxes	41172000
All Other Taxes Receivable	41132210	Other Prepaid Taxes	41172100
Due from State Local Foreign Govt	41132400	Prepaid Rent	41173000
Due from Vendors Carriers & Insurance	41132700	Prepaid Utilities and Phone	41173100
Customer Contribution in Progress	41132710	Cust Funded Tooling in Progress	41174100
Customer Contribution Unbilled	41132720	Cust Funded Prepaid Engineering Expense	41174300
Scrap Sales Receivable	41132750	Prepayments to Suppliers	41132600
Other Receivables	41132800	Prepaid Pension Cost	41175000
Sundry Notes Receivable	41132810	Prepaid Advertising	41177300
Res for Trade A/R and N/R - Current	41133100	Prepaid Software License/Maintenance Fee	41177700
Reserve for Sundry Receivables	41133200	Other Prepaid and Current Assets	41178000
LCM Reserve	41165100	Current Business Win Customer Pricing Assets	41178001
E&O Reserve	41165300	Prototype Receivables	41132650
E&O Reserve - MRO	41165310	Short Pay/Debit Note Allowance	41133120
Shrinkage/Cycle Count Reserve	41165400	Promotional Allowance	41133110
Interco Profit in Ending Inventory	41165500	Cash Discount Allowance	41133130
FIFO Reserve	41165600	Finished Goods - Purchased	41163250
Raw Materials - Base	41161100	Finished Goods - In Transit	41163400
Raw Materials - Inbound Freight	41161210	Packaging Materials	41164200
Raw Materials - In-Transit	41161240	Cust Funded Tooling Payments	41174200
Raw Materials - Supplies Inventory/MRO	41161300

[2]	Current Assets will continue to be recorded in the Ordinary Course, including with respect to Account Number.

Exhibit 2

to Annex I

Included Current Liabilities3

Included Current Liabilities
Account Description	Acct. #	Account Description	Acct. #
Trade A/P - Capital Spending	42110500	Accrued Utilities	42172600
Trade A/P - Inv, MRO & Other	42110600	Accrued Cores	42172610
Trade Notes Payable	42112000	Other Accrued Expense	42172700
Trade A/P Accrual	42113000	Freight Accrual	42172800
Other Accounts Payable	42114000	Operating lease liability - ST	42182500
Sales & Use Taxes Payable	42154100	Accrued Payroll	42170100
VAT Payable	42171110	Employer Payroll Taxes	42170200
Real Estate Taxes Payable	42154300	Employee Payroll Taxes	42170300
Other Taxes, Customs & Duties	42171100	Incentive Compensation Plan (ICP)	42170400
Warranty - General Reserve	42170900	Management Incentive Plan (MIP)	42170450
Warranty - Specific Product Complain	42171000	Local Non-Sales Incentive Plan	42170500
Special Liab - Severance (Repo)	42171200	Commissions/Sales Incentive plan	42170550
Special Liab - Exit Cost (Repo)	42171300	Vacation	42170600
Special Liab - Asbestos Reserve	42171320	Holiday	42170700
Special Liab - Environ. Remediation	42171330	Other Payroll Deductions	42170800
Special Liab - Litigation Reserve	42171340	Customer Advances	42167100
401(K)	42171600	Customer Funded Engineering Advances	42173300
Quick Savings Advanced Payments	42171860	Deferred Revenue	42167200
Legal & Audit Fees	42171900	Customer Pricing Reserve	42171700
Pension Costs	42172100	Workmen’s Compensation Reserve	42172010
Rent	42172200	Other Reserves	42171400
Royalties	42172300	Self Funded Restructuring	42171370
Third-party Commissions	42172400	Accrued Customer Spending	42171850
Insurance	42172500

[3]	Current Liabilities will continue to be recorded in the Ordinary Course, including with respect to Account Number.

Exhibit 3

to Annex I

Excluded Current Assets4

Excluded Current Assets
Account Description	Acct. #
Cash in Bank	41110100
Cash in Transit	41110120
Marketable Securities > 90 days	41121000
Marketable Securities < or equal to 90 Days	41110200
Unmatured FX Hedge - Assets	41190110
Hedge Receivables - FX	41132760
Unmatured Forward or Futures Contracts - Assets	41190120
Non-US Income Tax Receivable	41153000
State Income Tax Receivable	41152000
Non-US Current Deferred Tax Asset	41183000
US Federal Income Tax Receivable	41151000

[4]	Current Assets will continue to be recorded in the Ordinary Course, including with respect to Account Number.

Exhibit 4

to Annex I

Excluded Current Liabilities5

Excluded Current Liabilities
Account Description	Acct. #	Account Description	Acct. #
Term Loan B USD	42173250	Intracompany Accounts Payable	42121000
High Yield Loan	42173220	Intracompany Notes & Interest	42131000
Revolver Loan	42173230	Intracompany Accounts Receivable	41142100
Term Loan B EUR	42173240	Intraco OOB - Intraco Control	42173200
Term Loan A	42173210	Intraco Deferred Gain - Customer Intang	42168200
Uncommitted credit facility	42173260	Intracompany Notes Receivable	41142225
Unbilled Interco/Intraco Payables	42173000	Intraco OOB - Intraco Notes Pay/Rec	42173100
Non-US Taxes Payable	42153000	Intracompany A/R & A/P Out of Balance	41164100
US State & Local Taxes Payable	42151000	Undrawn Fee - Revolver Loan	42173270
US Federal Taxes Payable	42152000	IRS - ST Liability	42162000
Interco/Intraco Suspense/Dispute	41177100	Accum Amort - Intraco Defer GainCustInt	42168600
Unbilled Interco/Intraco Receivables	41177500	Notes Payable to Banks	42140000
Intercompany Notes Receivable	41142250	Unmatured Forward or Futures Contracts	42161000
Intercompany A/R - History	41142201	Unmatured FX Hedge - liabilities	42160500
Intercompany Payables	42122000	Indemnification Payable to Honeywell - Asbestos	42141000
Intercompany Accounts Receivable	41142200	Indemnification Payable to Honeywell - MTT	42141100
Intercompany Notes & Interest	42132000	Notes Payable - Revolver Loan	42141010
Intracompany Reserve	42172900	Notes Payable - Uncommitted credit facility	42141020
Intraco OOB - Intraco Debt	41272000	Current Portion of Term Loan	42181000

[5]	Current Liabilities will continue to be recorded in the Ordinary Course, including with respect to Account Number.

Annex J

Rejected Debtor Contracts

(i)    Indemnification and Reimbursement Agreement, dated September 12, 2018, by and among Garrett ASASCO Inc., Honeywell Holdings International Inc., and Honeywell, as amended on June 12, 2020;

(ii)    Indemnification Guarantee Agreement, dated as of September 27, 2018, between Honeywell ASASCO 2 Inc., Garrett ASASCO Inc. and the other Guarantors party thereto;

(iii)    Tax Matters Agreement, dated September 12, 2018, between Honeywell, Seller Parent, and solely for purposes of Section 3.02(g), 5.05 and 6.13(b), Garrett ASASCO Inc. and Honeywell ASASCO 2 Inc.;

(iv)    Memorandum related to the Honeywell Transportation Systems Supply Agreement Entered into between M-AUTO and Garrett Japan Inc. (formerly Honeywell Japan Inc.) on June 16, 2011;

(v)    Memorandum related to the Honeywell Transportation Systems Supply Agreement Entered into between M-AUTO and Garrett Japan Inc. (formerly Honeywell Japan Inc.) on June 16, 2011;

(vi)    Order Form for Cloud Services, by and between SAP (Schweiz) AG and Garrett Motion Sarl, dated as of March 31, 2020;

(vii)    Master Services Agreement, by and between Honeywell Technologies SARL and Verizon Switzerland AG, dated as of February 15, 2019;

(viii)    Garrett Motion, Inc. Cloud Service Agreement, by and between Seller Parent and Oracle America, Inc., dated as of September 19, 2019;

(ix)    Assignment Agreement, by and between Honeywell and Garrett Motion SARL, dated as of December 19, 2019;

(x)    Garrett Motion, Inc. Software License and Services Agreement, by and between Seller Parent and Oracle Corporation, Inc.;

(xi)    Master Subscription Agreement, by and between Honeywell Technologies SARL and salesforce.com, inc., dated as of May 30, 2018, including the Data Processing Addendum thereto;

(xii)    Services Agreement, by and between Garrett Motion Sarl (formerly Honeywell International Inc.) and SC Techsistem SRL, dated as of February 24, 2017;

(xiii)    Master Services Agreement, by and between Garrett Motion Sarl and S.C. Techsistem SRL, dated as of January 1, 2020;

(xiv)    SAAS and Services Agreement, by and between Honeywell Technologies Sarl and Manufacturing System Insights, Inc., dated as of August 22, 2018;

(xv)    Master Services Agreement, by and between Garrett Motion Sarl (formerly Honeywell International Inc.) and ServiceNow, Inc., dated as of June 13, 2017;

(xvi)    TS Letter Agreement, by and between ServiceNow, Inc. and Honeywell Technologies Sarl, dated as of May 2, 2018;

(xvii)    Order Form, by and between ServiceNow Nederland B.V. and Garrett Motion Sarl, dated June 21, 2019;

(xviii)    Service Request-Cum-Agreement for Singtel ConnectPlus IP VPN Service, by and between Garrett Motion Sarl and Singapore Telecommunications Limited, dated as of January 30, 2020;

(xix)    Purchase Order, by and between Every Angle and Garrett Motion Sarl, dated as of February 24, 2020; and

(xx)    Any contract with Broadridge Financial Solutions, Inc. or its affiliates.

Annex K

Post-Signing Reorganization

1.	Prior to December 31, 2020, U.S. Seller Parent shall contribute to U.S. Share Seller the U.S. Shares, in exchange for shares of U.S. Share Seller (“Step 1”).

2.

One (1) Business Day following the date of Step 1 but in any event on or prior to December 31, 2020, U.S. TopCo shall convert to a limited liability company (“U.S. TopCo LLC”) pursuant to Section 18-214 of the Delaware Limited Liability Company Act, as amended, and Section 266 of the Delaware General Corporation Law, as amended. No election shall be made to treat U.S. Topco LLC as an association taxable as a corporation for U.S. tax purposes that is effective on or prior to the Closing Date.

Annex L

Specified Jurisdiction Withholding Rates

Specified Jurisdiction	Withholding Tax Rate
People’s Republic of China	5%
Republic of Korea	15%
Slovak Republic	5%
Romania	5%
Thailand	10%

Exhibit 1

Form of Bidding Procedures Order

[Attached.]

Exhibit 2

Global Restructuring Term Sheet

[Attached.]

Exhibit 3

Form of U.S. Equity Transfer Agreement

Form of U.S. Membership Interest Transfer Agreement

MEMBERSHIP INTEREST TRANSFER AGREEMENT

This MEMBERSHIP INTEREST TRANSFER AGREEMENT (this “Agreement”), dated as of [●], 20[●] (the “Closing Date”), is made and entered into by and between [Garrett Motion Holdings II Inc.], a [Delaware corporation] (“Seller”), and [●], a [●] (“Buyer” and, together with Seller, the “Parties”).

W I T N E S E T H

WHEREAS, Seller is an indirect, wholly owned subsidiary of Garrett Motion Inc., a Delaware corporation (“Seller Parent”);

WHEREAS, Seller is the holder of all of the outstanding membership interests (the “Membership Interests”) of [Garrett Transportation I LLC], a [Delaware limited liability company] (the “Company”); and

WHEREAS, Seller desires to sell, assign and transfer to Buyer, and Buyer desires to purchase and accept, the Membership Interests, upon the terms and conditions set forth in this Agreement herein.

NOW, THEREFORE, in consideration of the Estimated U.S. Purchase Price, subject to adjustment in accordance with the terms of the SAPA, and of the mutual covenants and agreements herein set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Buyer and Seller hereby agree as follows:

1.

Definitions. All capitalized terms used and not defined herein shall have the meanings ascribed to them in that certain Share and Asset Purchase Agreement, by and among Garrett Motion Inc., Garrett Motion Holdings Inc., Garrett ASASCO Inc., Garrett Motion Holdings II Inc., AMP Intermediate B.V. and AMP U.S. Holdings, LLC, dated as of September 20, 2020 (the “SAPA”).

2.	Sale of the Membership Interests.

a.

The Seller hereby sells and transfers, and Buyer hereby purchases, the Membership Interests, free and clear of Encumbrances (other than transfer restrictions of general applicability imposed by securities laws).

b.

The sale and transfer of the Membership Interests shall be effective as of the date hereof, and all rights, benefits, privileges, obligations, risk and liabilities attached to the Membership Interests, subject to the terms of this Agreement, are assumed by the Buyer as of such date.

c.	The Parties agree to do, sign and execute all acts, deeds, documents, instruments and corporate proceedings as may be necessary or desirable to give full force and effect to this Agreement.

3.

No Representations and Warranties. Except for those set forth in Article III of the SAPA, Seller gives no representations or warranties of any kind under this Agreement with respect to the Membership Interests, the Company, or any assets or liabilities of the Company, and any such representations or warranties are specifically disclaimed.

4.	Miscellaneous. Sections 1.2, 6.8, and 9.10 through 9.13 of the SAPA are incorporated herein and shall apply mutatis mutandis to this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first above written.

SELLER:	[●]

By:
Name:
Title:

BUYER:	[●]

By:
Name:
Title:

Exhibit 4

Form of Non-U.S. Share Transfer Agreement

SHARE TRANSFER AGREEMENT

This SHARE TRANSFER AGREEMENT (this “Agreement”) dated as of [●], 20[●], is made between Garrett ASASCO Inc., a corporation organized and existing under the laws of Delaware, with registered address at 251 Little Falls Drive, 19808 Wilmington, Delaware, USA and registered under number 7055146 with Delaware Division of Corporations (the “Transferor”) and [BUYER], a [corporation] organized and existing under the laws of [●], with registered address at [●], registered under number [●] (the “Transferee”), in the presence of Garrett LX I S.à r.l., a private limited liability company (société à responsabilité limitée) existing under the laws of Grand-Duchy of Luxembourg having its registered office at 19, rue de Bitbourg, L- 1273 Luxembourg and registered with the Luxembourg trade and companies register under number B 225642 (the “Company”).

W I T N E S E T H

WHEREAS, the Transferor is the owner of [12,000] corporate units of the Company, and representing 100% of the share capital and the voting rights of the Company on a fully diluted basis (the “Corporate Units”);

WHEREAS, the Transferor desires to sell, and the Transferee desires to purchase, the Corporate Units on the terms and subject to the conditions set forth in the Share and Asset Purchase Agreement, by and among Garrett Motion Inc., Garrett Motion Holdings Inc., Garrett ASASCO Inc., Garrett Motion Holdings II Inc., AMP Intermediate B.V. and AMP U.S. Holdings, LLC, dated as of September 20, 2020 (the “SAPA”); and

WHEREAS, the Corporate Units shall be at the free disposal of the Transferee and the Transfer (as defined below) shall be performed in exchange for the Non-U.S. Purchase Price.

NOW, THEREFORE, the parties have agreed as follows:

1.

Transfer of Corporate Units. The Transferor hereby irrevocably and unconditionally transfers the Corporate Units to the Transferee, free and clear of Encumbrances (other than transfer restrictions of general applicability imposed by securities laws), who irrevocably and unconditionally accepts them without guarantee other than the material existence of the Corporate Units on the date of the transfer and the representations and warranties contained in this Agreement (“Transfer”).

2.	Price of Transfer.

a.	Effective as of date of this Agreement, the payment obligation of the Transferor is the Non-U.S. Purchase Price.

b.	The Corporate Units are transferred at their market value.

3.	Completion of Transfer.

a.

By the signature of this Agreement, the Transfer is acknowledged and accepted by the Company in accordance with article 710-13 of the Luxembourg law dated 10 August 1915 on commercial companies, as amended.

b.

The Company commits to deliver to the Transferor and the Transferee all documents indicating that the Transfer has been regularly registered, including a copy of its updated register of the Company’s unitholders and an extract of the Registre de Commerce et des Sociétés de Luxembourg with regard to the registration of the Transferee’s participation in the Company (if applicable).

c.	The Transferor undertakes to proceed to or to cause any action necessary or simply useful in connection with the perfection of the Transfer.

4.

Effectiveness of the Transfer. Any waiver or release of the rights, powers and remedies conferred to the parties by this Agreement shall not discharge, impair or otherwise affect any of the obligations of the party contained in this Agreement subject to the imperative provisions of the laws. The Transfer is effective as of the date of the execution of this Agreement.

5.

Dividends and Other Assimilated Incomes. All dividends, interim dividends, assimilated profits and other proceeds under any form with regard to units, founders units or other participations whatsoever in the Company as well as all other assimilated incomes (including without limitation, capital repayments, share premium allocations, payments related to financial instruments qualifying from an economic point of view as equity) attached to the Corporate Units and distributable at the present date, including those for which the decision to proceed to the distribution has been taken but is not yet implemented, are irrevocably and without condition acquired to the benefit of the Transferee.

6.	Costs. The parties shall pay or discharge separately their costs, charges and expenses incurred by them in relation to all actions taken pursuant to, or under, this Agreement.

7.

Waivers. No failure or delay by the Parties in exercising any right, power or remedy hereunder shall operate as a waiver thereof or prejudice any other or further exercise by the Party of any of its any right, power or remedy under this Agreement.

8.

Notices. All notices, requests, permissions, waivers or other communications hereunder shall be in writing and shall be deemed to have been duly given if signed by the respective persons giving them (in the case of a company, the signature shall be by an office thereof) and delivered by hand, or deposited in the mail (registered, return receipt requested), properly addressed and postage prepaid or by facsimile (provided the same is confirmed by mail, as above sent within one day of dispatch) to the registered offices either of the Transferor, the Transferee or the Company.

9.	Amendments. This Agreement may not be amended, modified or waived except with the written consent of the parties.

10.	Severability. If any provision of this Agreement is or becomes prohibited, unenforceable or void in any jurisdiction, this shall not affect the validity or enforceability of any other provisions hereof or affect the validity or enforceability of such provision in any other jurisdiction, but to the extent only as permitted by applicable law.

11.

Entire Agreement. This Agreement, the SAPA, the Transaction Documents, the Bill of Sale and the U.S. Share Transfer Agreement constitute the entire agreement of the Parties regarding the Transfer and supersedes all prior agreements and understandings, both written and oral, among the Parties related to the Transfer.

12.	Definitions. All capitalised terms used but not otherwise defined herein shall have the meanings ascribed to them in the SAPA.

13.	Governing Law and Competent Jurisdiction.

a.	The present Agreement shall be governed by and construed in accordance with the laws of the Grand-Duchy of Luxembourg.

b.	Any dispute arising in connection with this Agreement shall be submitted to the courts of Luxembourg City (Grand-Duchy of Luxembourg).

[Signature Page Follows]

IN WITNESS WHEREOF the parties hereto have executed this Agreement in three originals, on the day and year first above written.

The Transferor:	Garrett ASASCO Inc.

By:
Title:

The Transferee:	[●]

By:
Title:

In the presence of:	The Company

	By:	[●]
	Title:	Manager

The Company hereby acknowledges and accepts the transfer of the Corporate Units from the Transferor to the Transferee, subject to and in accordance with this Agreement and acknowledges its obligations under Clause 3 of this Agreement.

EXHIBIT 5

BILL OF SALE AND ASSIGNMENT AND ASSUMPTION AGREEMENT

This BILL OF SALE AND ASSIGNMENT AND ASSUMPTION AGREEMENT (the “Agreement”) is entered into as of [●], 2020, by and among (i) [Garrett Motion Inc., a Delaware corporation, Garrett Motion Holdings Inc., a Delaware corporation and Garrett ASASCO Inc., a Delaware corporation] (each, an “Assignor” and collectively, the “Assignors”), and (ii) [●], a [●] (the “Assignee”).

IN CONSIDERATION OF THE ACQUIRED ASSETS PURCHASE PRICE, each Assignor, pursuant to the terms and conditions of that certain Share and Asset Purchase Agreement, by and among Garrett Motion Inc., Garrett Motion Holdings Inc., Garrett ASASCO Inc., Garrett Motion Holdings II Inc., AMP Intermediate B.V. and AMP U.S. Holdings, LLC, dated as of September 20, 2020 (the “SAPA”), does hereby sell, convey, transfer, assign and deliver to the Assignee and its successors and assigns, and Assignee does hereby purchase, acquire, accept, assume and discharge or perform when due, as applicable:

1.

All right, title and interests of each of the Assignors, as applicable, in, to and under the Acquired Assets (as defined in the SAPA) (other than the Acquired Equity, as defined in the SAPA), including those certain assets as set forth in Annex A (except to the extent constituting an Excluded Asset (as defined in the SAPA)), free and clear of any and all Encumbrances (other than Permitted Encumbrances); and

2.	The Assumed Liabilities (as defined in the SAPA).

This Agreement is made pursuant to and is subject to the terms and provisions of the SAPA, and is without recourse.

All capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Share and Asset Purchase Agreement.

Sections [1.2, 6.8, and 9.10 through 9.13] of the SAPA are incorporated herein and shall apply mutatis mutandis to this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first written above.

GARRETT MOTION INC.

By:
Name:
Title:

GARRETT MOTION HOLDINGS INC.

By:
Name:
Title:

GARRETT ASASCO INC.

By:
Name:
Title:

[ASSIGNEE]

By:
Name:
Title:

Acknowledged and accepted:

[BUYER]

By:
Name:
Title:

Annex A

[To follow.]